UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of October, 2026.
Commission File Number: 001-12610

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico City, Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F 

Quarterly Financial Information

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[105000] Management commentary

Management commentary

Mexico City, October 29, 2026 — Grupo Televisa, S.A.B. (NYSE: TV; BMV: TLEVISA CPO; “Televisa” or “the Company”), today announced results for the third quarter of 2026. The results have been prepared in accordance with International Financial Reporting Standards (“IFRS Accounting Standards”).

Beginning in the fourth quarter of 2025, we present the operating results of our Cable and Sky businesses as a single reportable segment, Telecom, with three revenue categories: Residential, Satellite, and Enterprise. This change in segment reporting is a result of organizational changes that integrated the operations of our Cable and Sky businesses into a single business, and our senior management now analyzes the results of our operations, makes decisions, and assigns resources to it as a single business. Through September 30, 2025, the operating results of our Cable and Sky businesses were presented as separate reportable segments. As a result of this change in our segment reporting, the operations previously reported under our former Cable and Sky segments are now classified into a single reportable segment for any comparative period presented.

The following table sets forth condensed consolidated statements of income for the quarter ended September 30, 2026 and 2025, in millions of Mexican pesos:

	3Q’26	Margin %	3Q'25	Margin %	Change %
Revenues	14,077.7	100.0	14,627.0	100.0	(3.8)
Operating segment income [1]	5,996.0	42.6	5,677.1	38.8	5.6
Net income (loss)	810.5	5.8	(1,911.7)	(13.1)	n/a
Net income (loss) attributable to stockholders of the Company	882.7	6.3	(1,932.5)	(13.2)	n/a
[1] Operating segment income is defined as operating income before corporate expenses, depreciation and amortization, and other expense, net.

Revenues decreased by 3.8% to Ps.14,077.7 million in the third quarter of 2026, compared with Ps.14,627.0 million in the third quarter of 2025. This decrease was mainly due to the revenue decline in Satellite Services, partially offset by revenue growth in Enterprise Services. Operating segment income increased by 5.6%, with OSI margin increasing to 42.6% margin.

Income before income taxes decreased by Ps.162.9 million, or 14.9%, to Ps.933.5 million in the third quarter of 2026, compared with Ps.1,096.4 million in the third quarter of 2025.

Net income or loss attributable to stockholders of the Company changed by Ps.2,815.2 million, to a net income of Ps.882.7 million in the third quarter of 2026, from a net loss of Ps.1,932.5 million in the third quarter of 2025.

This favorable change reflected primarily (i) a Ps.677.9 million increase in operating income before other expense, net; (ii) a Ps.407.0 million decrease in finance expense, net; (iii) Ps.2,885.1 million decrease in income taxes; and (iv) Ps.93.0 million favorable change in net income or loss attributable to non-controlling interests.

These favorable variances were partially offset by (i) a Ps.322.0 million decrease in share of income in associates and joint ventures; and (ii) a Ps.925.8 million increase in other expense, net.

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Disclosure of nature of business

Grupo Televisa S.A.B. (“Televisa”) is a major telecommunications company that owns and operates one of the most significant cable network groups as well as a leading direct-to-home satellite pay television system in Mexico. Televisa’s cable networks offer integrated services, including high-speed data, video, mobile, and voice to residential and commercial customers as well as telecommunications managed services to domestic and international enterprises. Televisa also offers pay television and broadband services through its direct-to-home satellite system. Televisa holds a number of concessions by the Mexican government that authorizes it to broadcast programming over television stations for the signals of TelevisaUnivision, Inc. (“TelevisaUnivision”), and Televisa’s cable networks and satellite system. In addition, Televisa is the largest shareholder of TelevisaUnivision, a leading media company producing, creating, and distributing Spanish-speaking content through several broadcast channels in Mexico, the U.S. and, over 50 countries through television networks, cable operators, and over-the-top or OTT services.

Disclosure of management's objectives and its strategies for meeting those objectives

We conduct our telecommunications operations as a single business through our cable networks and DTH system, with three categories of revenues: Residential, Satellite and Enterprise. We intend to continue strengthening our position in these businesses and growing by continuing to make additional investments, which could be substantial in size, while maintaining our focus on profitability and financial discipline.

We are the largest shareholder of TelevisaUnivision, a leading media company producing, creating and distributing Spanish speaking content through several broadcast channels in Mexico, the United States and over 50 countries through TV networks, cable operators, audio platforms and streaming services. We intend to continue exploring potential ventures and business opportunities with TelevisaUnivision.

In addition, we intend to continue to analyze opportunities to expand our business by investing in new technologies, developing new business initiatives and/or through business acquisitions and investments. This could include investment opportunities in the Mexican Telecom sector, which may require new financing, such as debt or equity financing, using cash on hand or a combination thereof. Any capital increase could be used for deleveraging, acquisition opportunities or general corporate purposes.

Disclosure of entity's most significant resources, risks and relationships

We generally rely on a combination of cash on hand, operating revenues, borrowings and net proceeds from dispositions to fund our working capital needs, capital expenditures, acquisitions and investments. We believe our working capital is sufficient for our present requirements, and we anticipate generating sufficient cash to satisfy our long-term liquidity needs.

The investing public should consider the risks stated as follows, as well as the risks described in “Key Information-Risk Factors” in the Company’s 2025 Annual Report and Form 20-F (when filed with the Comisión Nacional Bancaria y de Valores and the Securities and Exchange Commission, respectively), which are not the only risks and uncertainties faced by the Company. Risks and uncertainties unknown by the Company, as well as those that the Company currently considers as not relevant, could affect its operations and activities.

Risk Factors Related with Political Developments:

●
Imposition of fines by regulators and other authorities could adversely affect our financial condition and results of operations
●
Social Security Law
●
Federal Labor Law
●
Mexican Tax Laws
●
Changes in U.S. Tax Law
●
Mexican Securities Market Law
●
Renewal or revocation of our concessions
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Risk Factors Related to our Business:

●
Control of a stockholder
●
Measures for the prevention of the taking of control
●
Competition
●
Loss of transmission or loss of the use of satellite transponders
●
Incidents affecting our network and information systems or other technologies
●
Use of artificial intelligence
●
Weaknesses in internal controls over financial reporting
●
Uncertainty in global financial markets
●
The emergence of a new pandemic
●
Currency fluctuations or the devaluation and depreciation of the Mexican peso
●
Renegotiation of the trade agreements or other changes in foreign policy by the new or currency presidential administration in the United States
●
Following the consummation of the TelevisaUnivision transaction and the Spin-Off of certain businesses of our former Other Businesses Segment to create Ollamani, our continuing operations are less diversified, primarily focused on our residential, satellite and enterprise services
●
Inflation rates and high interest rates in Mexico
●
Political events in Mexico
●
Increased labor conflicts in Mexico
●
We are subject to a variety of global laws, regulations, and rules related to privacy and personal data protection

Risk Factors Related to Univision:

●
The results of operations of TelevisaUnivision may affect our financial performance and the value of our investment in that Company
●
The performance of TelevisaUnivision may affect the market price of our shares and of our CPOs or GDSs
●
Although we have a large equity interest in TelevisaUnivision, we do not control TelevisaUnivision

Disclosure of results of operations and prospects

Third-quarter Results by Business Segment

The following table presents the third quarter consolidated results for the periods ended September 30, 2026 and 2025, for each of our revenue lines and our business segment. Consolidated results for the third quarter of 2026 and 2025 are presented in millions of Mexican pesos.

Revenues	3Q’26%		3Q’25%		Change %
Residential	10,566.0	75.1	10,576.9	72.3	(0.1)
Satellite	2,363.9	16.8	2,974.9	20.3	(20.5)
Enterprise	1,147.8	8.1	1,075.2	7.4	6.8
Telecom Revenues	14,077.7	100.0	14,627.0	100.0	(3.8)

Operating Segment Income and Operating Income	3Q’26	Margin %	3Q’25	Margin %	Change %
Operating Segment Income [1]	5,996.0	42.6	5,677.1	38.8	5.6
Corporate Expenses	(122.6)	(0.9)	(57.4)	(0.4)	113.6
Intercompany Operations	(44.5)	(0.3)	(42.7)	(0.3)	4.2
Depreciation and Amortization	(4,178.5)	(29.7)	(4,604.5)	(31.5)	(9.3)
Other Expense, net	(969.5)	(6.9)	(43.7)	(0.3)	n/a
Operating Income	680.9	4.8	928.8	6.3	(26.7)
1	Operating segment income is defined as operating income before corporate expenses, depreciation and amortization, and other expense, net.

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Residential Services Operating Metrics

Total net additions for the quarter were 125.1 thousand RGUs, primarily driven by gains of 96.2 thousand voice subscribers, 68.4 thousand mobile subscribers, and 8.6 thousand broadband subscribers. On the other hand, we lost 48.1 thousand video subscribers.

The following table sets forth the breakdown of RGUs per service type for our Residential Services as of September 30, 2026 and 2025.

RGUs	3Q’26 Net Adds	3Q’26	3Q’25
Video	(48,089)	3,543,631	3,677,832
Broadband	8,639	5,716,184	5,648,408
Voice	96,212	5,718,349	5,512,882
Mobile	68,364	888,314	557,608
Total RGUs	125,126	15,866,478	15,396,730

Satellite Services Operating Metrics

During the quarter, Satellite Services had around 250.6 thousand RGUs net disconnections, primarily due to the loss of 231.0 thousand video RGUs.

The following table sets forth the breakdown of RGUs per type of service for Satellite Services as of September 30, 2026 and 2025.

RGUs	3Q’26 Net Adds	3Q’26	3Q’25
Video	(230,986)	2,726,369	3,793,812
Broadband	(18,044)	162,826	251,263
Voice	0	152	163
Mobile	(1,573)	6,637	10,598
Total RGUs	(250,603)	2,895,984	4,055,836

Revenues and Operating Segment Income

Third quarter segment revenues decreased by 3.8% to Ps.14,077.7 million compared with Ps.14,627.0 million in the third quarter of 2025. Our Residential Services revenues remained essentially flat year-on-year partly due to the phase out of revenue coming from World Cup subscription packages. Our Enterprise Services revenues increased by 6.8% mainly due to the signing of new projects with the public and private sectors. Finally, our Satellite Services revenues declined by 20.5%, driven by a year-on-year decrease in RGUs.

Third quarter operating segment income increased by 5.6% to Ps.5,996.0 million compared with Ps.5,677.1 million in the third quarter of 2025. The margin reached 42.6%, increasing by around 380 basis points year-on-year due to the efficiency measures and Opex reductions that have been implemented over the last several quarters.

The following table presents third-quarter consolidated results ended September 30, 2026 and 2025, for each of our revenue lines and our business segment. Consolidated results for the third quarter of 2026 and 2025 are presented in millions of Mexican pesos.

Revenue	3Q'26	3Q'25	Change %
Millions of Mexican pesos
Residential	10,566.0	10,576.9	(0.1)
Satellite	2,363.9	2,974.9	(20.5)
Enterprise	1,147.8	1,075.2	6.8
Telecom Revenues	14,077.7	14,627.0	(3.8)
Operating Segment Income	5,996.0	5,677.1	5.6
Margin (%)	42.6	38.8

Corporate Expense

Corporate expense increased by Ps.65.2 million, to Ps.122.6 million in the third quarter of 2026, from Ps.57.4 million in the third quarter of 2025. The increase primarily reflected a higher share-based compensation expense, as well as an increase in other corporate expenses.

Share-based compensation expense in the third quarter of 2026 and 2025 amounted to Ps.99.1 million and Ps.72.3 million, respectively, and was accounted for as corporate expense. Share-based compensation expense is measured at fair value at the time the equity benefits are conditionally sold to officers and employees and is recognized over the vesting period.
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Other Expense, Net

Other expense, net, increased by Ps.925.8 million, to Ps.969.5 million in the third quarter of 2026, from Ps.43.7 million in the third quarter of 2025. This increase reflected primarily (i) a non-recurring non-cash  impairment loss in the carrying amount of certain technical equipment in our Enterprise operations; (ii) an increase in expenses related to legal and financial advisory services; and (iii) the absence in the third quarter of 2026 of a non-recurrent income from an insurance claim recovery in the third quarter of 2025. These unfavorable variances were partially offset by (i) a favorable change in gain or loss on disposition of equipment; and (ii) a lower non-recurring severance expense in connection with headcount reductions.

The following table sets forth the breakdown of cash and non-cash other expense, net, stated in millions of Mexican pesos, for the quarters ended September 30, 2026 and 2025.

Other (Expense) Income, Net	3Q’26	3Q’25
Cash	(314.1)	(132.1)
Non-cash	(655.4)	88.4
Total	(969.5)	(43.7)

Finance Expense, Net

The following table sets forth the finance income or expense, net, stated in millions of Mexican pesos for the quarters ended September 30, 2026 and 2025.

	3Q’26	3Q’25	Favorable (Unfavorable) Change
Interest expense	(1,355.6)	(1,756.7)	401.1
Interest income	646.6	536.5	110.1
Foreign exchange gain, net	519.2	622.6	(103.4)
Other finance expense, net	(78.6)	(77.8)	(0.8)
Finance expense, net	(268.4)	(675.4)	407.0

Finance expense, net, decreased by Ps.407.0 million, to Ps.268.4 million in the third quarter of 2026, from Ps.675.4 million in the third quarter of 2025.

This decrease reflected:

(i)
a Ps.401.1 million decrease in interest expense, primarily in connection with a lower average principal amount of debt in the third quarter of 2026, and a gain on repurchase of a portion of our outstanding Senior Notes as described below; and

(ii)
a Ps.110.1 million increase in interest income, explained primarily by a higher average amount of cash equivalents and short-term investments in the third quarter of 2026, which was partially offset by lower interest rates applicable to our cash equivalents and short-term investments in Mexican pesos in the third quarter of 2026.

These favorable variances were partially offset by (i) a Ps.103.4 million decrease in foreign exchange gain, net, resulting primarily from a 3.2% depreciation of the Mexican peso against the U.S. dollar on an average U.S. dollar-denominated net asset position in the third quarter of 2026, compared with a 2.8% appreciation of the Mexican peso against the U.S. dollar on an average U.S. dollar-denominated net liability position in the third quarter of 2025; and (ii) a Ps.0.8 million increase in other finance expense, net, resulting from a higher loss in fair value of our derivative contracts in the third quarter of 2026.

Share of Income of Associates and Joint Ventures, Net

Share of income of associates and joint ventures, net, decreased by Ps.322.0 million, to Ps.521.0 million in the third quarter of 2026, from Ps.843.0 million in the third quarter of 2025. This decrease reflected primarily a lower share of income of TelevisaUnivision, Inc. (“TelevisaUnivision”) in the third quarter of 2026, which reflected primarily a decrease in net income of TelevisaUnivision in the third quarter of 2026.

Share of income of associates and joint ventures, net, in the third quarter of 2026, included primarily our share of income of TelevisaUnivision.

Income Taxes

Income taxes decreased by Ps.2,885.1 million, to Ps.123.0 million in the third quarter of 2026, from Ps.3,008.1 million in the third quarter of 2025. This decrease reflected mainly the absence in the third quarter of 2026 of non-cash write-offs of deferred income tax assets derived from capital tax losses that expired in 2025.
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Net Income or Loss Attributable to Non-controlling Interests

Net income or loss attributable to non-controlling interests changed by Ps.93.0 million, to a net loss of Ps.72.2 million in the third quarter of 2026, from a net income of Ps.20.8 million in the third quarter of 2025. This change reflected primarily a net loss attributable to non-controlling interests in our Telecom operations in the third quarter of 2026.

Financial position, liquidity and capital resources

Capital Expenditures

During the third quarter of 2026, we invested approximately U.S.$173.2 million (Ps.2,992.6 million) in property, plant and equipment as capital expenditures.

The following table sets forth the total amount of capital expenditures in property, plant, and equipment for the third quarter of 2026 and 2025 in millions of U.S. dollars and Mexican pesos:

Capital Expenditures	3Q´26 (Millions of U.S. Dollars)	3Q´26 (Millions of Mexican Pesos)	3Q´25 (Millions of U.S. Dollars)	3Q´25 (Millions of Mexican Pesos)
Total	173.2	2,992.6	196.1	3,656.6

Debt and Lease Liabilities

The following table sets forth our total consolidated debt and lease liabilities as of September 30, 2026, and December 31, 2025. Amounts are stated in millions of Mexican pesos.

	September 30, 2026	December 31, 2025	(Decrease) Increase
Current portion of long-term debt	4,496.3	3,737.0	759.3
Long-term debt, net of current portion	76,659.5	82,257.2	(5,597.7)
Total debt (1)	81,155.8	85,994.2	(4,838.4)
Current portion of long-term lease liabilities	2,050.1	1,583.9	466.2
Long-term lease liabilities, net of current portion	5,112.0	3,852.1	1,259.9
Total lease liabilities	7,162.1	5,436.0	1,726.1
Total debt and lease liabilities	88,317.9	91,430.2	(3,112.3)
(1)			As of September 30, 2026, and December 31, 2025, total debt is presented net of finance costs in the aggregate amount of Ps.1,136.3 million and Ps.1,181.8 million, respectively.

As of September 30, 2026, our consolidated net debt position (total debt and lease liabilities, less cash and cash equivalents, short-term investments, and non-current investments in financial instruments) was Ps.42,473.6 million. The non-current investments in financial instruments amounted to an aggregate of Ps.3,478.8 million as of September 30, 2026.

In September 2026, we repurchased a portion of our outstanding Senior Notes in Mexican pesos and U.S. dollars due 2037, 2040, 2043, 2045, 2046 and 2049   in  the aggregate principal amounts of Ps.256.6 million and U.S.$60.1 million (Ps.1,067.6 million), respectively. We paid for these repurchases cash amounts for an aggregate of Ps.187.1 million and U.S.$44.7 million (Ps.795.0 million), respectively, including related accrued interest of Ps.7.6 million and U.S.$0.9 million (Ps.16.2 million), respectively, and recognized a gain on these repurchases of Ps.365.9 million.

Transaction with AT&T

On October 13, 2026, we announced that a consortium owned 50% by each of the Company and Fintech Holdings Inc. (“Fintech” and, together with the Company, the “Consortium”) reached an agreement with AT&T, Inc. (“AT&T”) to acquire AT&T’s wireless telecommunications business in Mexico (“AT&T Mexico”) for a purchase price of U.S.$2 billion, subject to certain adjustments. The Consortium expects to finance the acquisition through a combination of cash on hand and non-recourse secured debt financing. We anticipate accounting for this acquisition as an investment in a joint venture by using the equity method, based on applicable IFRS Accounting Standards. The transaction is subject to customary closing conditions, including receipt of regulatory approvals, and is expected to close in the first quarter of 2027. By the closing date of this transaction, we expect to make a cash contribution for an estimated amount of U.S.$400.0 million in connection with the acquisition of a 50% interest in AT&T México.

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Shares Outstanding

As of September 30, 2026 and December 31, 2025, our shares outstanding amounted to 306,125.3 million and 311,114.8 million shares, respectively, and our CPOs equivalents outstanding amounted to 2,616.5 million and 2,659.1 million CPOs equivalents, respectively. Not all of our shares are in the form of CPOs. The number of CPOs equivalents is calculated by dividing the number of shares outstanding by 117.

As of September 30, 2026 and December 31, 2025, the GDS (Global Depositary Shares) equivalents outstanding amounted to 523.3 million and 531.8 million GDS equivalents, respectively. The number of GDS equivalents is calculated by dividing the number of CPOs equivalents by five.

Internal control

Disclosure of critical performance measures and indicators that management uses to evaluate entity's performance against stated objectives

	3Q’26	Margin	3Q’25	Margin	Change
		%		%	%
Revenues	14,077.7	100.0	14,627.0	100.0	(3.8)
Operating segment income [1]	5,996.0	42.6	5,677.1	38.8	5.6
Net income (loss)	810.5	5.8	(1,911.7)	(13.1)	n/a
Net income (loss) attributable to stockholders of the Company	882.7	6.3	(1,932.5)	(13.2)	n/a
[1]	Operating segment income is defined as operating income before corporate expenses, depreciation and amortization, and other expense, net.

Revenues	3Q’26%		3Q’25%		Change %
Residential	10,566.0	75.1	10,576.9	72.3	(0.1)
Satellite	2,363.9	16.8	2,974.9	20.3	(20.5)
Enterprise	1,147.8	8.1	1,075.2	7.4	6.8
Telecom Revenues	14,077.7	100.0	14,627.0	100.0	(3.8)

Operating Segment Income and Operating Income	3Q’26	Margin %	3Q’25	Margin %	Change %
Operating Segment Income [1]	5,996.0	42.6	5,677.1	38.8	5.6
Corporate Expenses	(122.6)	(0.9)	(57.4)	(0.4)	113.6
Intercompany Operations	(44.5)	(0.3)	(42.7)	(0.3)	4.2
Depreciation and Amortization	(4,178.5)	(29.7)	(4,604.5)	(31.5)	(9.3)
Other Expense, net	(969.5)	(6.9)	(43.7)	(0.3)	n/a
Operating Income	680.9	4.8	928.8	6.3	(26.7)
[1]	Operating segment income is defined as operating income before corporate expenses, depreciation and amortization, and other expense, net.

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Sustainability

In 2026, we continued integrating sustainability into our business strategy and management, with a focus on the identification, assessment, and management of financially material risks and opportunities.

During the third quarter, we published our sustainability and climate-related disclosures aligned with IFRS S1 and IFRS S2 standards. As part of a phased adoption approach, and in accordance with applicable transitional relief provisions, our disclosures focused on climate-related risks, opportunities, and metrics that we consider material to users of the financial statements. This exercise strengthened our governance, risk management, and climate metrics monitoring processes, while further integrating the effects of climate change into our enterprise risk management framework and reinforcing our commitment to transparency with investors and other stakeholders. In addition, we published our voluntary sustainability report, “One network across generations”. This report expands the information provided on our environmental, social, and governance initiatives, performance, and progress.

Finally, as part of our commitment to transparency and continuous improvement in environmental disclosure, during the year we completed our participation in the Carbon Disclosure Project (CDP) questionnaire. CDP is an international non-profit organization that operates one of the most widely recognized global environmental disclosure systems, enabling investors, companies, cities, states, and regions to manage and communicate their environmental impacts, risks, and opportunities.

Additional Information Available on Website

The information in this management commentary should be read in conjunction with the financial statements and footnotes contained in the Company's Annual Report and on Form 20-F for the year ended December 31, 2025, which is posted on the “Reports and Filings” section of our investor relations website at televisair.com.

In addition, from time to time, TelevisaUnivision and/or its subsidiaries publish annual and quarterly financial statements and financial information, as well as other important information concerning its business, on its website and elsewhere.  The Company is not responsible for such TelevisaUnivision information in any way, and such information is not intended to be included as part of, or incorporated by reference into, the Company’s public filings or releases.

Disclaimer

This management commentary contains forward-looking statements regarding the Company’s results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this management commentary should be read in conjunction with the factors described in “Item 3. Key Information – Forward-Looking Statements” in the Company’s Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this management commentary and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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[110000] General information about financial statements

Ticker:	TLEVISA
Period covered by financial statements:	2026-01-01 TO 2026-09-30
Date of end of reporting period:	2026-09-30
Name of reporting entity or other means of identification:	TLEVISA
Description of presentation currency:	MXN
Level of rounding used in financial statements:	THOUSANDS OF MEXICAN PESOS
Consolidated:	YES
Number of quarter:	3
Type of issuer:	ICS
Explanation of change in name of reporting entity or other means of identification from end of preceding reporting period:
Description of nature of financial statements:

Disclosure of general information about financial statements

The interim condensed consolidated financial statements of the Group, as of September 30, 2026 and December 31, 2025, and for the nine months ended September 30, 2026 and 2025, are unaudited, and have been prepared in accordance with the guidelines provided by the International Accounting Standard 34, Interim Financial Reporting. In the opinion of management, all adjustments necessary for a fair presentation of the condensed consolidated financial statements have been included herein.

The interim unaudited condensed consolidated financial statements should be read in conjunction with the Group’s audited consolidated financial statements and notes thereto for the years ended December 31, 2025, 2024 and 2023, which have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board, and include, among other disclosures, the Group’s most significant accounting policies, which were applied on a consistent basis as of September 30, 2026. The adoption of the improvements and amendments to current IFRSs effective on January 1, 2026 did not have a significant impact in these unaudited condensed consolidated financial statements.

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Follow-up of analysis

The financial institutions that perform financial analysis on the securities of Grupo Televisa, S.A.B., are as follows:

Institution:

   BBVA
   BofA Securities
   Bradesco
   Citi
   GBM
   HSBC
   Jefferies
   JP Morgan
   Morgan Stanley
   Morningstar
   New Street
   Santander
   StoneX
   UBS

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[210000] Statement of financial position, current/non-current

Concept	Close Current Quarter 2026-09-30	Close Previous Exercise 2025-12-31
Statement of financial position
Assets
Current assets
Cash and cash equivalents	31,020,310,000	27,607,244,000
Trade and other current receivables	14,484,553,000	12,113,254,000
Current tax assets, current	6,375,799,000	6,135,537,000
Other current financial assets	[1]11,345,158,000	11,397,798,000
Current inventories	627,997,000	584,878,000
Current biological assets	0	0
Other current non-financial assets	[2]2,160,687,000	2,377,543,000
Current assets other than non-current assets or disposal groups classified as held for sale or as held for distribution to owners	66,014,504,000	60,216,254,000
Non-current assets or disposal groups classified as held for sale or as held for distribution to owners	0	0
Total current assets	66,014,504,000	60,216,254,000
Non-current assets
Trade and other non-current receivables	0	3,024,000
Current tax assets, non-current	0	0
Non-current inventories	0	0
Non-current biological assets	0	0
Other non-current financial assets	3,478,836,000	3,425,359,000
Investments accounted for using equity method	0	0
Investments in subsidiaries, joint ventures and associates	43,590,267,000	41,900,090,000
Property, plant and equipment	58,758,157,000	60,698,200,000
Investment property	2,563,311,000	2,624,274,000
Right-of-use assets that do not meet definition of investment property	6,301,418,000	4,184,501,000
Goodwill	13,454,998,000	13,454,998,000
Intangible assets other than goodwill	24,921,799,000	24,913,435,000
Deferred tax assets	14,654,778,000	14,083,042,000
Other non-current non-financial assets	[3]2,951,669,000	2,914,848,000
Total non-current assets	170,675,233,000	168,201,771,000
Total assets	236,689,737,000	228,418,025,000
Equity and liabilities
Liabilities
Current liabilities
Trade and other current payables	22,946,037,000	20,658,050,000
Current tax liabilities, current	316,180,000	287,899,000
Other current financial liabilities	5,746,635,000	5,575,217,000
Current lease liabilities	2,050,127,000	1,583,871,000
Other current non-financial liabilities	0	0
Current provisions
Current provisions for employee benefits	0	0
Other current provisions	668,849,000	0
Total current provisions	668,849,000	0
Total current liabilities other than liabilities included in disposal groups classified as held for sale	31,727,828,000	28,105,037,000
Liabilities included in disposal groups classified as held for sale	0	0
Total current liabilities	31,727,828,000	28,105,037,000
Non-current liabilities
Trade and other non-current payables	5,963,318,000	6,526,954,000
Current tax liabilities, non-current	0	0

12 of 87

Concept	Close Current Quarter 2026-09-30	Close Previous Exercise 2025-12-31
Other non-current financial liabilities	76,659,529,000	82,257,158,000
Non-current lease liabilities	5,111,945,000	3,852,117,000
Other non-current non-financial liabilities	0	0
Non-current provisions
Non-current provisions for employee benefits	981,803,000	954,248,000
Other non-current provisions	1,561,449,000	1,526,130,000
Total non-current provisions	2,543,252,000	2,480,378,000
Deferred tax liabilities	2,987,206,000	2,667,520,000
Total non-current liabilities	93,265,250,000	97,784,127,000
Total liabilities	124,993,078,000	125,889,164,000
Equity
Issued capital	3,933,549,000	3,933,549,000
Share premium	20,277,270,000	13,359,470,000
Treasury shares	14,315,301,000	15,016,244,000
Retained earnings	103,520,580,000	102,652,140,000
Other reserves	(11,480,718,000)	(11,872,777,000)
Total equity attributable to owners of parent	101,935,380,000	93,056,138,000
Non-controlling interests	9,761,279,000	9,472,723,000
Total equity	111,696,659,000	102,528,861,000
Total equity and liabilities	236,689,737,000	228,418,025,000

13 of 87

[310000] Statement of comprehensive income, profit or loss, by function of expense

Concept	Quarter Current Year 2026-07-01 - 2026-09-30	Accumulated Current Year 2026-01-01 - 2026-09-30	Quarter Previous Year 2025-07-01 - 2025-09-30	Accumulated Previous Year 2025-01-01 - 2025-09-30
Profit or loss
Profit (loss)
Revenue	14,077,685,000	42,879,087,000	14,627,086,000	44,330,039,000
Cost of sales	8,721,565,000	26,315,316,000	9,258,735,000	27,493,819,000
Gross profit	5,356,120,000	16,563,771,000	5,368,351,000	16,836,220,000
Distribution costs	1,843,421,000	5,466,947,000	1,655,117,000	5,932,478,000
Administrative expenses	1,862,339,000	6,153,184,000	2,740,685,000	7,614,956,000
Other income	0	0	0	0
Other expense	969,515,000	1,148,073,000	43,754,000	516,635,000
Profit (loss) from operating activities	680,845,000	3,795,567,000	928,795,000	2,772,151,000
Finance income	1,165,743,000	2,084,903,000	1,159,194,000	3,022,587,000
Finance costs	1,434,167,000	5,319,932,000	1,834,533,000	5,798,997,000
Share of profit (loss) of associates and joint ventures accounted for using equity method	521,050,000	1,934,947,000	843,030,000	2,145,707,000
Profit (loss) before tax	933,471,000	2,495,485,000	1,096,486,000	2,141,448,000
Tax income (expense)	122,934,000	789,739,000	3,008,176,000	3,169,100,000
Profit (loss) from continuing operations	810,537,000	1,705,746,000	(1,911,690,000)	(1,027,652,000)
Profit (loss) from discontinued operations	0	0	0	0
Profit (loss)	810,537,000	1,705,746,000	(1,911,690,000)	(1,027,652,000)
Profit (loss), attributable to
Profit (loss), attributable to owners of parent	882,654,000	1,417,190,000	(1,932,468,000)	(1,138,214,000)
Profit (loss), attributable to non-controlling interests	(72,117,000)	288,556,000	20,778,000	110,562,000
Earnings per share
Earnings per share
Earnings per share
Basic earnings per share
Basic earnings (loss) per share from continuing operations	0.3	0.48	(0.72)	(0.42)
Basic earnings (loss) per share from discontinued operations	0	0	0	0
Total basic earnings (loss) per share	0.3	[4] 0.48	(0.72)	(0.42)
Diluted earnings per share
Diluted earnings (loss) per share from continuing operations	0.28	0.44	(0.72)	(0.42)
Diluted earnings (loss) per share from discontinued operations	0	0	0	0
Total diluted earnings (loss) per share	0.28	[5] 0.44	(0.72)	(0.42)

14 of 87

[410000] Statement of comprehensive income, OCI components presented net of tax

Concept	Quarter Current Year 2026-07-01 - 2026-09-30	Accumulated Current Year 2026-01-01 - 2026-09-30	Quarter Previous Year 2025-07-01 - 2025-09-30	Accumulated Previous Year 2025-01-01 - 2025-09-30
Statement of comprehensive income
Profit (loss)	810,537,000	1,705,746,000	(1,911,690,000)	(1,027,652,000)
Other comprehensive income
Components of other comprehensive income that will not be reclassified to profit or loss, net of tax
Other comprehensive income, net of tax, gains (losses) from investments in equity instruments	(421,941,000)	33,516,000	252,245,000	999,279,000
Other comprehensive income, net of tax, gains (losses) on revaluation	0	0	0	0
Other comprehensive income, net of tax, gains (losses) on remeasurements of defined benefit plans	0	0	0	0
Other comprehensive income, net of tax, change in fair value of financial liability attributable to change in credit risk of liability	0	0	0	0
Other comprehensive income, net of tax, gains (losses) on hedging instruments that hedge investments in equity instruments	0	0	0	0
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will not be reclassified to profit or loss, net of tax	0	0	0	0
Total other comprehensive income that will not be reclassified to profit or loss, net of tax	(421,941,000)	33,516,000	252,245,000	999,279,000
Components of other comprehensive income that will be reclassified to profit or loss, net of tax
Exchange differences on translation
Gains (losses) on exchange differences on translation, net of tax	423,302,000	42,369,000	(395,815,000)	(1,807,361,000)
Reclassification adjustments on exchange differences on translation, net of tax	0	0	0	0
Other comprehensive income, net of tax, exchange differences on translation	423,302,000	42,369,000	(395,815,000)	(1,807,361,000)
Available-for-sale financial assets
Gains (losses) on remeasuring available-for-sale financial assets, net of tax	0	0	0	0
Reclassification adjustments on available-for-sale financial assets, net of tax	0	0	0	0
Other comprehensive income, net of tax, available-for-sale financial assets	0	0	0	0
Cash flow hedges
Gains (losses) on cash flow hedges, net of tax	53,690,000	180,095,000	(167,804,000)	(1,501,829,000)
Reclassification adjustments on cash flow hedges, net of tax	0	0	0	0
Amounts removed from equity and included in carrying amount of non-financial asset (liability) whose acquisition or incurrence was hedged highly probable forecast transaction, net of tax	0	0	0	0
Other comprehensive income, net of tax, cash flow hedges	53,690,000	180,095,000	(167,804,000)	(1,501,829,000)
Hedges of net investment in foreign operations
Gains (losses) on hedges of net investments in foreign operations, net of tax	0	0	0	0
Reclassification adjustments on hedges of net investments in foreign operations, net of tax	0	0	0	0
Other comprehensive income, net of tax, hedges of net investments in foreign operations	0	0	0	0
15 of 87

Concept	Quarter Current Year 2026-07-01 - 2026-09-30	Accumulated Current Year 2026-01-01 - 2026-09-30	Quarter Previous Year 2025-07-01 - 2025-09-30	Accumulated Previous Year 2025-01-01 - 2025-09-30
Change in value of time value of options
Gains (losses) on change in value of time value of options, net of tax	0	0	0	0
Reclassification adjustments on change in value of time value of options, net of tax	0	0	0	0
Other comprehensive income, net of tax, change in value of time value of options	0	0	0	0
Change in value of forward elements of forward contracts
Gains (losses) on change in value of forward elements of forward contracts, net of tax	0	0	0	0
Reclassification adjustments on change in value of forward elements of forward contracts, net of tax	0	0	0	0
Other comprehensive income, net of tax, change in value of forward elements of forward contracts	0	0	0	0
Change in value of foreign currency basis spreads
Gains (losses) on change in value of foreign currency basis spreads, net of tax	0	0	0	0
Reclassification adjustments on change in value of foreign currency basis spreads, net of tax	0	0	0	0
Other comprehensive income, net of tax, change in value of foreign currency basis spreads	0	0	0	0
Financial assets measured at fair value through other comprehensive income
Gains (losses) on financial assets measured at fair value through other comprehensive income, net of tax	0	0	0	0
Reclassification adjustments on financial assets measured at fair value through other comprehensive income, net of tax	0	0	0	0
Amounts removed from equity and adjusted against fair value of financial assets on reclassification out of fair value through other comprehensive income measurement category, net of tax	0	0	0	0
Other comprehensive income, net of tax, financial assets measured at fair value through other comprehensive income	0	0	0	0
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss, net of tax	(823,733,000)	136,079,000	690,273,000	3,464,521,000
Total other comprehensive income that will be reclassified to profit or loss, net of tax	(346,741,000)	358,543,000	126,654,000	155,331,000
Total other comprehensive income	(768,682,000)	392,059,000	378,899,000	1,154,610,000
Total comprehensive income	41,855,000	2,097,805,000	(1,532,791,000)	126,958,000
Comprehensive income attributable to
Comprehensive income, attributable to owners of parent	113,972,000	1,809,249,000	(1,553,569,000)	16,396,000
Comprehensive income, attributable to non-controlling interests	(72,117,000)	288,556,000	20,778,000	110,562,000

16 of 87

[520000] Statement of cash flows, indirect method

Concept	Accumulated Current Year 2026-01-01 - 2026-09-30	Accumulated Previous Year 2025-01-01 - 2025-09-30
Statement of cash flows
Cash flows from (used in) operating activities
Profit (loss)	1,705,746,000	(1,027,652,000)
Adjustments to reconcile profit (loss)
+ Discontinued operations	0	0
+ Adjustments for income tax expense	789,739,000	3,169,100,000
+ (-) Adjustments for finance costs	0	0
+ Adjustments for depreciation and amortisation expense	12,654,165,000	13,458,970,000
+ Adjustments for impairment loss (reversal of impairment loss) recognised in profit or loss	0	0
+ Adjustments for provisions	1,482,848,000	257,377,000
+ (-) Adjustments for unrealised foreign exchange losses (gains)	56,501,000	(4,007,840,000)
+ Adjustments for share-based payments	292,193,000	288,537,000
+ (-) Adjustments for fair value losses (gains)	529,329,000	(371,725,000)
- Adjustments for undistributed profits of associates	0	0
+ (-) Adjustments for losses (gains) on disposal of non-current assets	(28,487,000)	70,673,000
+ Share of income of associates and joint ventures	(1,934,947,000)	(2,145,707,000)
+ (-) Adjustments for decrease (increase) in inventories	180,482,000	194,718,000
+ (-) Adjustments for decrease (increase) in trade accounts receivable	(564,545,000)	(984,226,000)
+ (-) Adjustments for decrease (increase) in other operating receivables	(1,510,258,000)	(1,156,958,000)
+ (-) Adjustments for increase (decrease) in trade accounts payable	239,217,000	1,234,689,000
+ (-) Adjustments for increase (decrease) in other operating payables	(98,562,000)	10,490,000
+ Other adjustments for non-cash items	0	0
+ Other adjustments for which cash effects are investing or financing cash flow	0	0
+ Straight-line rent adjustment	0	0
+ Amortization of lease fees	0	0
+ Setting property values	0	0
+ (-) Other adjustments to reconcile profit (loss)	6,148,000	2,666,000
+ (-) Total adjustments to reconcile profit (loss)	12,093,823,000	10,020,764,000
Net cash flows from (used in) operations	13,799,569,000	8,993,112,000
- Dividends paid	0	0
+ Dividends received	0	0
- Interest paid	(4,790,603,000)	(5,798,997,000)
+ Interest received	(144,892,000)	(345,580,000)
+ (-) Income taxes refund (paid)	1,122,563,000	1,686,532,000
+ (-) Other inflows (outflows) of cash	0	0
Net cash flows from (used in) operating activities	17,322,717,000	12,759,997,000
Cash flows from (used in) investing activities
+ Cash flows from losing control of subsidiaries or other businesses	0	5,000,000
- Cash flows used in obtaining control of subsidiaries or other businesses	0	0
+ Other cash receipts from sales of equity or debt instruments of other entities	0	0
- Other cash payments to acquire equity or debt instruments of other entities	0	0
+ Other cash receipts from sales of interests in joint ventures	0	0
- Other cash payments to acquire interests in joint ventures	0	0
+ Proceeds from sales of property, plant and equipment	257,147,000	112,212,000
- Purchase of property, plant and equipment	9,097,139,000	7,558,905,000
+ Proceeds from sales of intangible assets	0	0
- Purchase of intangible assets	1,232,302,000	785,900,000
17 of 87

Concept	Accumulated Current Year 2026-01-01 - 2026-09-30	Accumulated Previous Year 2025-01-01 - 2025-09-30
+ Proceeds from sales of other long-term assets	0	0
- Purchase of other long-term assets	0	0
+ Proceeds from government grants	0	0
- Cash advances and loans made to other parties	0	0
+ Cash receipts from repayment of advances and loans made to other parties	0	0
- Cash payments for futures contracts, forward contracts, option contracts and swap contracts	0	0
+ Cash receipts from futures contracts, forward contracts, option contracts and swap contracts	0	0
+ Dividends received	0	0
- Interest paid	0	0
+ Interest received	0	0
+ (-) Income taxes refund (paid)	0	0
+ (-) Other inflows (outflows) of cash	683,741,000	780,305,000
Net cash flows from (used in) investing activities	(9,388,553,000)	(7,447,288,000)
Cash flows from (used in) financing activities
+ Proceeds from changes in ownership interests in subsidiaries that do not result in loss of control	0	0
- Payments from changes in ownership interests in subsidiaries that do not result in loss of control	0	0
+ Proceeds from issuing shares	0	0
+ Proceeds from issuing other equity instruments	0	0
- Payments to acquire or redeem entity's shares	140,000,000	0
- Payments of other equity instruments	0	0
+ Proceeds from borrowings	(4,075,000,000)	(3,906,654,000)
- Repayments of borrowings	0	2,650,000,000
- Payments of finance lease liabilities	522,000,000	545,500,000
- Payments of lease liabilities	1,496,069,000	679,553,000
+ Proceeds from government grants	0	0
- Dividends paid	0	1,018,954,000
- Interest paid	4,528,000,000	5,381,000,000
+ (-) Income taxes refund (paid)	0	0
+ (-) Other inflows (outflows) of cash	6,242,507,000	612,120,000
Net cash flows from (used in) financing activities	(4,518,562,000)	(13,569,541,000)
Net increase (decrease) in cash and cash equivalents before effect of exchange rate changes	3,415,602,000	(8,256,832,000)
Effect of exchange rate changes on cash and cash equivalents
Effect of exchange rate changes on cash and cash equivalents	(2,536,000)	(79,565,000)
Net increase (decrease) in cash and cash equivalents	3,413,066,000	(8,336,397,000)
Cash and cash equivalents at beginning of period	27,607,244,000	46,193,173,000
Cash and cash equivalents at end of period	31,020,310,000	37,856,776,000

18 of 87

[610000] Statement of changes in equity - Accumulated Current

	Components of equity
Sheet 1 of 3	Issued capital	Share premium	Treasury shares	Retained earnings	Revaluation surplus	Reserve of exchange differences on translation	Reserve of cash flow hedges	Reserve of gains and losses on hedging instruments that hedge investments in equity instruments	Reserve of change in value of time value of options
Statement of changes in equity
Equity at beginning of period	3,933,549,000	13,359,470,000	15,016,244,000	102,652,140,000	0	(779,537,000)	(185,130,000)	0	0
Changes in equity
Comprehensive income
Profit (loss)	0	0	0	1,417,190,000	0	0	0	0	0
Other comprehensive income	0	0	0	0	0	42,369,000	180,095,000	0	0
Total comprehensive income	0	0	0	1,417,190,000	0	42,369,000	180,095,000	0	0
Issue of equity	0	6,917,800,000	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0	(700,943,000)	(548,750,000)	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	6,917,800,000	(700,943,000)	868,440,000	0	42,369,000	180,095,000	0	0
Equity at end of period	3,933,549,000	20,277,270,000	14,315,301,000	103,520,580,000	0	(737,168,000)	(5,035,000)	0	0
19 of 87

	Components of equity
Sheet 2 of 3	Reserve of change in value of forward elements of forward contracts	Reserve of change in value of foreign currency basis spreads	Reserve of gains and losses on financial assets measured at fair value through other comprehensive income	Reserve of gains and losses on remeasuring available-for-sale financial assets	Reserve of share-based payments	Reserve of remeasurements of defined benefit plans	Amount recognised in other comprehensive income and accumulated in equity relating to non-current assets or disposal groups held for sale	Reserve of gains and losses from investments in equity instruments	Reserve of change in fair value of financial liability attributable to change in credit risk of liability
Statement of changes in equity
Equity at beginning of period	0	0	(15,711,766,000)	0	0	(673,461,000)	0	0	0
Changes in equity
Comprehensive income
Profit (loss)	0	0	0	0	0	0	0	0	0
Other comprehensive income	0	0	33,516,000	0	0	0	0	0	0
Total comprehensive income	0	0	33,516,000	0	0	0	0	0	0
Issue of equity	0	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0	0	0	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	33,516,000	0	0	0	0	0	0
Equity at end of period	0	0	(15,678,250,000)	0	0	(673,461,000)	0	0	0
20 of 87

	Components of equity
Sheet 3 of 3	Reserve for catastrophe	Reserve for equalisation	Reserve of discretionary participation features	Other comprehensive income	Other reserves	Equity attributable to owners of parent	Non-controlling interests	Equity
Statement of changes in equity
Equity at beginning of period	0	0	0	5,477,117,000	(11,872,777,000)	93,056,138,000	9,472,723,000	102,528,861,000
Changes in equity
Comprehensive income
Profit (loss)	0	0	0	0	0	1,417,190,000	288,556,000	1,705,746,000
Other comprehensive income	0	0	0	136,079,000	392,059,000	392,059,000	0	392,059,000
Total comprehensive income	0	0	0	136,079,000	392,059,000	1,809,249,000	288,556,000	2,097,805,000
Issue of equity	0	0	0	0	0	6,917,800,000	0	6,917,800,000
Dividends recognised as distributions to owners	0	0	0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0	0	0	0	152,193,000	0	152,193,000
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	0	136,079,000	392,059,000	8,879,242,000	288,556,000	9,167,798,000
Equity at end of period	0	0	0	5,613,196,000	(11,480,718,000)	101,935,380,000	9,761,279,000	111,696,659,000

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[610000] Statement of changes in equity - Accumulated Previous

	Components of equity
Sheet 1 of 3	Issued capital	Share premium	Treasury shares	Retained earnings	Revaluation surplus	Reserve of exchange differences on translation	Reserve of cash flow hedges	Reserve of gains and losses on hedging instruments that hedge investments in equity instruments	Reserve of change in value of time value of options
Statement of changes in equity
Equity at beginning of period	3,933,549,000	13,359,470,000	13,997,290,000	112,041,102,000	0	1,219,326,000	1,384,476,000	0	0
Changes in equity
Comprehensive income
Profit (loss)	0	0	0	(1,138,214,000)	0	0	0	0	0
Other comprehensive income	0	0	0	0	0	(1,807,361,000)	(1,501,829,000)	0	0
Total comprehensive income	0	0	0	(1,138,214,000)	0	(1,807,361,000)	(1,501,829,000)	0	0
Issue of equity	0	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	1,018,954,000	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0	109,371,000	397,908,000	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	109,371,000	(1,759,260,000)	0	(1,807,361,000)	(1,501,829,000)	0	0
Equity at end of period	3,933,549,000	13,359,470,000	14,106,661,000	110,281,842,000	0	(588,035,000)	(117,353,000)	0	0
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	Components of equity
Sheet 2 of 3	Reserve of change in value of forward elements of forward contracts	Reserve of change in value of foreign currency basis spreads	Reserve of gains and losses on financial assets measured at fair value through other comprehensive income	Reserve of gains and losses on remeasuring available-for-sale financial assets	Reserve of share-based payments	Reserve of remeasurements of defined benefit plans	Amount recognised in other comprehensive income and accumulated in equity relating to non-current assets or disposal groups held for sale	Reserve of gains and losses from investments in equity instruments	Reserve of change in fair value of financial liability attributable to change in credit risk of liability
Statement of changes in equity
Equity at beginning of period	0	0	(16,444,790,000)	0	0	(613,454,000)	0	0	0
Changes in equity
Comprehensive income
Profit (loss)	0	0	0	0	0	0	0	0	0
Other comprehensive income	0	0	999,279,000	0	0	0	0	0	0
Total comprehensive income	0	0	999,279,000	0	0	0	0	0	0
Issue of equity	0	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0	0	0	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	999,279,000	0	0	0	0	0	0
Equity at end of period	0	0	(15,445,511,000)	0	0	(613,454,000)	0	0	0
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	Components of equity
Sheet 3 of 3	Reserve for catastrophe	Reserve for equalisation	Reserve of discretionary participation features	Other comprehensive income	Other reserves	Equity attributable to owners of parent	Non-controlling interests	Equity
Statement of changes in equity
Equity at beginning of period	0	0	0	1,571,667,000	(12,882,775,000)	102,454,056,000	9,241,569,000	111,695,625,000
Changes in equity
Comprehensive income
Profit (loss)	0	0	0	0	0	(1,138,214,000)	110,562,000	(1,027,652,000)
Other comprehensive income	0	0	0	3,464,521,000	1,154,610,000	1,154,610,000	0	1,154,610,000
Total comprehensive income	0	0	0	3,464,521,000	1,154,610,000	16,396,000	110,562,000	126,958,000
Issue of equity	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	1,018,954,000	0	1,018,954,000
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0	0	0	0	288,537,000	0	288,537,000
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	0	3,464,521,000	1,154,610,000	(714,021,000)	110,562,000	(603,459,000)
Equity at end of period	0	0	0	5,036,188,000	(11,728,165,000)	101,740,035,000	9,352,131,000	111,092,166,000

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[700000] Informative data about the Statement of financial position

Concept	Close Current Quarter 2026-09-30	Close Previous Exercise 2025-12-31
Informative data of the Statement of Financial Position
Capital stock (nominal)	1,970,999,000	1,970,999,000
Restatement of capital stock	1,962,550,000	1,962,550,000
Plan assets for pensions and seniority premiums	420,737,000	421,566,000
Number of executives	55	48
Number of employees	25,192	26,551
Number of workers	0	0
Outstanding shares	306,125,287,338	311,114,767,314
Repurchased shares	34,496,510,919	29,507,030,943
Restricted cash	0	0
Guaranteed debt of associated companies	0	0

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[700002] Informative data about the Income statement

Concept	Quarter Current Year 2026-07-01 - 2026-09-30	Accumulated Current Year 2026-01-01 - 2026-09-30	Quarter Previous Year 2025-07-01 - 2025-09-30	Accumulated Previous Year 2025-01-01 - 2025-09-30
Informative data of the Income Statement
Operating depreciation and amortization	4,178,525,000	12,654,165,000	4,604,427,000	13,458,970,000

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[700003] Informative data - Income statement for 12 months

Concept	Current Year 2025-10-01 - 2026-09-30	Previous Year 2024-10-01 - 2025-09-30
Informative data - Income Statement for 12 months
Revenue	57,427,198,000	59,556,373,000
Profit (loss) from operating activities	5,248,308,000	(3,426,824,000)
Profit (loss)	(6,201,631,000)	(10,900,260,000)
Profit (loss), attributable to owners of parent	(6,612,867,000)	(10,996,419,000)
Operating depreciation and amortization	16,355,716,000	18,818,327,000

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[800001] Breakdown of credits

Institution	Foreign institution (yes/no)	Contract signing date	Expiration date	Interest rate	Denomination
					Domestic currency						Foreign currency
					Time interval						Time interval
					Current year	Until 1 year	Until 2 years	Until 3 years	Until 4 years	Until 5 years or more	Current year	Until 1 year	Until 2 years	Until 3 years	Until 4 years	Until 5 years or more
Banks
Foreign trade
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Banks - secured
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Commercial banks
SINDICADO 1	No	2024-04-11	2029-04-11	TIIE+1.25				2,471,507,000
SINDICADO 2	No	2024-04-11	2029-04-11	TIIE+1.25				7,486,257,000
TOTAL					0	0	0	9,957,764,000	0	0	0	0	0	0	0	0
Other banks
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Total banks
TOTAL					0	0	0	9,957,764,000	0	0	0	0	0	0	0	0
Stock market
Listed on stock exchange - unsecured
SENIOR NOTES 1	Yes	2007-05-09	2037-05-11	8.93						4,335,732,000
SENIOR NOTES 2	Yes	2013-05-14	2043-05-14	7.62						6,058,265,000
CERTIFICADOS BURSATILES 3	No	2017-10-09	2027-09-27	8.79		4,496,261,000
SENIOR NOTES 4	Yes	2002-03-11	2032-03-11	8.94												5,394,684,000
SENIOR NOTES 5	Yes	2009-11-23	2040-01-16	6.97												10,709,262,000
SENIOR NOTES 6	Yes	2014-05-13	2045-05-15	5.26												13,330,534,000
SENIOR NOTES 7	Yes	2015-11-24	2046-01-31	6.44												15,307,647,000
SENIOR NOTES 8	Yes	2019-05-21	2049-05-24	5.52												11,565,641,000
TOTAL					0	4,496,261,000	0	0	0	10,393,997,000	0	0	0	0	0	56,307,768,000
Listed on stock exchange - secured
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Private placements - unsecured
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Private placements - secured
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Total listed on stock exchanges and private placements
TOTAL					0	4,496,261,000	0	0	0	10,393,997,000	0	0	0	0	0	56,307,768,000
Other current and non-current liabilities with cost
Other current and non-current liabilities with cost
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Total other current and non-current liabilities with cost
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Suppliers
Suppliers
PROVEEDORES 1						9,047,798,000	339,909,000			37,631,000	5,805,411,000
TOTAL					0	9,047,798,000	339,909,000	0	0	37,631,000	5,805,411,000	0	0	0	0	0
Total suppliers
TOTAL					0	9,047,798,000	339,909,000	0	0	37,631,000	5,805,411,000	0	0	0	0	0
Other current and non-current liabilities

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Institution	Foreign institution (yes/no)	Contract signing date	Expiration date	Interest rate	Denomination
					Domestic currency						Foreign currency
					Time interval						Time interval
					Current year	Until 1 year	Until 2 years	Until 3 years	Until 4 years	Until 5 years or more	Current year	Until 1 year	Until 2 years	Until 3 years	Until 4 years	Until 5 years or more
Other current and non-current liabilities
INSTRUMENTOS FINANCIEROS DERIVADOS 1						9,945,000
TOTAL					0	9,945,000	0	0	0	0	0	0	0	0	0	0
Total other current and non-current liabilities
TOTAL					0	9,945,000	0	0	0	0	0	0	0	0	0	0
Total credits
TOTAL					0	13,554,004,000	339,909,000	9,957,764,000	0	10,431,628,000	5,805,411,000	0	0	0	0	[6]56,307,768,000

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[800003] Annex - Monetary foreign currency position

	Currencies
	Dollars	Dollar equivalent in pesos	Other currencies equivalent in dollars	Other currencies equivalent in pesos	Total pesos
Foreign currency position
Monetary assets
Current monetary assets	1,235,399,000	22,332,308,000	746,759,000	13,499,162,000	35,831,470,000
Non-current monetary assets	0	0	0	0	0
Total monetary assets	1,235,399,000	22,332,308,000	746,759,000	13,499,162,000	35,831,470,000
Liabilities position
Current liabilities	447,110,000	8,082,407,000	625,000	11,298,000	8,093,705,000
Non-current liabilities	3,227,444,000	58,342,505,000	0	0	58,342,505,000
Total liabilities	3,674,554,000	66,424,912,000	625,000	11,298,000	66,436,210,000
Net monetary assets (liabilities)	(2,439,155,000)	(44,092,604,000)	746,134,000	13,487,864,000	[7] (30,604,740,000)

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[800005] Annex - Distribution of income by product

	Income type
	National income	Export income	Income of subsidiaries abroad	Total income
RESIDENTIAL (INCLUDES LEASING OF SET-TOP EQUIPMENT):
RESIDENTIAL (INCLUDES LEASING OF SET-TOP EQUIPMENT):	0	0	0	0
IZZI, IZZI GO
RESIDENTIAL - BROADBAND	19,227,545,000	0	0	19,227,545,000
RESIDENTIAL - CONTENT	8,277,613,000	0	0	8,277,613,000
RESIDENTIAL - TELEPHONY	2,002,406,000	0	0	2,002,406,000
SKY, VETV, BLUE TO GO, BLUE TELECOMM
SATELLITE - DTH BROADCAST SATELLITE TV	6,447,090,000	0	322,924,000	6,770,014,000
IZZI, IZZI GO, SKY, VETV, BLUE TO GO, BLUE TELECOMM
RESIDENTIAL AND SATELLITE - ADVERTISING	2,305,636,000	0	0	2,305,636,000
RESIDENTIAL - OTHER INCOME	809,398,000	0	4,337,000	813,735,000
BESTEL, METRORED
ENTERPRISE OPERATIONS	3,152,735,000	0	329,403,000	3,482,138,000
TOTAL	42,222,423,000	0	656,664,000	42,879,087,000

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[800007] Annex - Financial derivative instruments

Management discussion about the policy uses of financial derivative instruments, explaining if these policies are allowed just for coverage or for other uses like trading

EXHIBIT 1
TO THE ELECTRONIC FORM TITLED “PREPARATION, FILING, DELIVERY AND DISCLOSURE OF QUARTERLY ECONOMIC, ACCOUNTING AND ADMINISTRATIVE INFORMATION BY ISSUERS”

III. QUALITATIVE AND QUANTITATIVE INFORMATION
i.
            Management’s discussion of the policies concerning the use of financial derivative instruments, and explanation as to whether such policies permit the use of said instruments solely for hedging or also for trading or other purposes. The discussion must include a general description of the objectives sought in the execution of financial derivative transactions; the relevant instruments; the hedging or trading strategies implemented in connection therewith; the relevant trading markets; the eligible counterparties; the policies for the appointment of calculation or valuation agents; the principal terms and conditions of the relevant contracts; the policies as to margins, collateral and lines of credit; the authorization process and levels of authorization required by type of transaction (e.g., full hedging, partial hedging, speculation), stating whether the transactions were previously approved by the committee(s) responsible for the development of corporate and auditing practices; the internal control procedures applicable to the management of the market and liquidity risks associated with the positions; and the existence of an independent third party responsible for the review of such procedures and, as the case may be, the observations raised or deficiencies identified by such third party. If applicable, provide information concerning the composition of the overall risk management committee, its operating rules, and the existence of an overall risk management manual.
Management’s discussion of the policies concerning the use of financial derivative instruments, and explanation as to whether such policies permit the use of said instruments solely for hedging or also for trading or other purposes.
In accordance with the policies and procedures implemented by the Vice President of Finance and Risk and the Vice President and Corporate Controller, along with the Vice President of Internal Audit, the Company has entered into certain financial derivative transactions for hedging purposes in both the Mexican and international markets so as to manage its exposure to the market risks associated with the changes in interest and foreign exchange rates and inflation. In addition, the Company’s Investments Committee has established guidelines for the investment in structured notes or deposits associated with other derivatives, which by their nature may be considered as derivative transactions for trading purposes. It should be noted that in the third quarter of 2026, no such financial derivatives were outstanding. Pursuant to the provisions of International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), certain financial derivative transactions originally intended to serve as a hedge and in effect as of September 30, 2026, are not within the scope of hedge accounting as specified in such Standards and, consequently, are recognized in the accounting based on the provisions included in the aforementioned Standards.
General description of the objectives sought in the execution of financial derivative transactions; the relevant instruments; the hedging or trading strategies implemented in connection therewith; the relevant trading markets; the eligible counterparties; the policies for the appointment of calculation or valuation agents; the principal terms and conditions of the relevant contracts; the policies as to margins, collateral and lines of credit; the authorization process and levels of authorization required by type of transaction (e.g., full hedging, partial hedging, speculation), stating whether the transactions were previously approved by the committee(s) responsible for the development of corporate and auditing practices; the internal control procedures applicable to the management of the market and liquidity risks associated with the positions; and the existence of an independent third party responsible for the review of such procedures and, as the case may be, the observations raised or deficiencies identified by such third party.
The Company’s principal objective when entering into financial derivative transactions is to mitigate the effects of unforeseen changes in interest and foreign exchange rates and inflation, so as to reduce the volatility in its results and cash flows as a result of such changes.
The Company monitors its exposure to the interest rate risk by: (i) assessing the difference between the interest rates applicable to its debt and temporary investments, and the prevailing market rates for similar instruments; (ii) reviewing its cash flow requirements and financial ratios (interest coverage); (iii) assessing the actual and budgeted-for trends in the principal markets; and (iv) assessing the prevailing industry practices and other similar companies. This approach enables the Company to determine the optimum mix between fixed- and variable-rate interest for its debt.
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Foreign exchange risk is monitored by assessing the Company’s monetary position in U.S. dollars and its budgeted cash flow requirements for investments anticipated to be denominated in U.S. dollars and the service of its U.S. dollar-denominated debt.
Financial derivative transactions are reported from time to time to the Audit Committee.
The Company has entered into master derivatives agreements with both domestic and foreign financial institutions, that are internationally recognized institutions with which the Company, from time to time, has entered into financial transactions involving corporate and investment banking, as well as treasury services. The form agreement used in connection with financial derivatives transactions with foreign financial institutions is the Master Agreement published by the International Swaps and Derivatives Association, Inc. (“ISDA”) and with local institutions is the Master Agreement published by ISDA and in some instances, using the form agreement ISDAmex. In both cases, the main terms and conditions are standard for these types of transactions and include mechanisms for the appointment of calculation or valuation agents.
In addition, the Company enters into standard guaranty agreements that set forth the margins, collateral and lines of credit applicable in each instance. These agreements establish the credit limits granted by the financial institutions with whom the Company enters into master financial derivative agreements, which specify the margin implications in the case of potential negative changes in the market value of its open financial derivative positions. Pursuant to the agreements entered into by the Company, financial institutions are entitled to make margin calls if certain thresholds are exceeded. In the event of a change in the credit rating issued to the Company by a recognized credit rating agency, the credit limit granted by each counterparty would be modified.
As of the date hereof, the Company has never experienced a margin call with respect to its financial derivative transactions.
In compliance with its risk management objectives and hedging strategies, the Company generally utilizes the following financial derivative transactions:
1.
Cross-currency interest rate swaps (i.e., coupon swaps);
2.
Interest rate and inflation-indexed swaps;
3.
Cross-currency principal and interest rate swaps;
4.
Swaptions;
5.
Forward exchange rate contracts;
6.
FX options;
7.
Interest Rate Caps and Floors contracts;
8.
Fixed-price contracts for the acquisition of government securities (i.e., Treasury locks); and
9.
Credit Default Swaps.
The strategies for the acquisition of financial derivatives transactions are approved by the Risk Management Committee in accordance with the Policies and Objectives for the Use of Financial Derivatives.
During the quarter from July to September 2026, there were no defaults, or margin calls under the aforementioned financial derivative transactions.
The Company monitors on a weekly basis the flows generated by the fair market value of and the potential for margin calls under its open financial derivative transactions. The calculation or valuation agent designated in the relevant Master Agreement, which is always the counterparty, issues monthly reports as to the fair market value of the Company’s open positions.
The Risk Management area is responsible for measuring, at least once a month, the Company’s exposure to the financial market risks associated with its financings and investments, and for submitting a report with respect to the Company’s risk position and the valuation of its financial derivatives to the Finance Committee on a monthly basis, and to the Risk Management Committee on a quarterly basis. The Company monitors the credit rating assigned to its counterparties in its outstanding financial derivative transactions on a regular basis.
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The office of the Comptroller is responsible for the validation of the Company’s accounting records as related to its financial derivative transactions, based upon the confirmations received from the relevant financial intermediaries, and for obtaining from such intermediaries, on a monthly basis, confirmations or account statements supporting the market valuation of its open financial derivative positions.
As a part of the yearly audit on the Company, the aforementioned procedures are reviewed by the Company’s external auditors. As of the date hereof, the Company’s auditors have not raised any observation or identified any deficiency therein.
Information concerning the composition of the overall risk management committee, its operating rules, and the existence of an overall risk management manual.
The Company has a Risk Management Committee, which is responsible for monitoring the Company’s risk management activities and approving the hedging strategies used to mitigate the financial market risks to which the Company is exposed. The assessment and hedging of the financial market risks are subject to the policies and procedures applicable to the Company’s Risk Management Committee, the Finance and Risk Management areas and the Comptroller that forms the Risk Management Manual of the Company. In general terms, the Risk Management Committee is comprised of members of the Corporate Management, Corporate Comptroller, Tax Control and Advice, Information to the Stock Exchange, Finance and Risk, Legal, Administration and Finance, Financial Planning and Corporate Finance areas.

General description about valuation techniques, standing out the instruments valuated at cost or fair value, just like methods and valuation techniques

ii.
General description of the valuation methods, indicating whether the instruments are valued at cost or at their fair value pursuant to the applicable accounting principles, the relevant reference valuation methods and techniques, and the events taken into consideration. Describe the policies for and frequency of the valuation, as well as the actions taken in light of the values obtained therefrom. Clarify whether the valuation is performed by an independent third party, and indicate if such third party is the structurer, seller or counterparty of the financial instrument. As with respect to financial derivative transactions for hedging purposes, explain the method used to determine the effectiveness thereof and indicate the level of coverage provided thereby.

The Company values its financial derivative instruments based upon the standard models and calculators provided by recognized market makers. In addition, the Company uses the relevant market variables available from online sources. The financial derivative instruments are valued at a reasonable value pursuant to the applicable accounting provisions.
In the majority of cases, the valuation at a reasonable value is carried out on a monthly basis based on valuations of the counterparties and the verification of such reasonable value with internal valuations prepared by the Risk Management area of the Company. Accounting wise, the valuation of the counterparty is registered.
The Company performs its valuations without the participation of any independent third party.
The method used by the Company to determine the effectiveness of an instrument depends on the hedging strategy and on whether the relevant transaction is intended as a fair-value hedge or a cash-flow hedge. The Company’s methods take into consideration the prospective cash flows generated by or the changes in the fair value of the financial derivative, and the cash flows generated by or the changes in the fair value of the underlying position that it seeks to hedge to determine, in each case, the hedging ratio.

Management discussion about internal and external sources of liquidity that could be used for attending requirements related to financial derivative instruments

iii.
Management’s discussion of the internal and external sources of liquidity that could be used to satisfy the Company’s requirements in connection with its financial derivatives.

As of the date hereof, the Company’s management has not discussed internal and external sources of liquidity so as to satisfy its requirements in connection with its financial derivatives since, based upon the aggregate amount of the Company’s financial derivative transactions, management is of the opinion that the Company’s significant positions of cash, cash equivalents and temporary investments, and the substantial cash flows generated by the Company, would enable the Company to respond adequately to any such requirements.
34 of 87

Changes and management explanation in principal risk exposures identified, as contingencies and events known by the administration that could affect future reports

iv.
Explanation as to any change in the issuer’s exposure to the principal risks identified thereby and in their management, and any contingency or event known to or anticipated by the issuer’s management, which could affect any future report. Description of any circumstance or event, such as any change in the value of the underlying assets or reference variables, resulting in a financial derivative being used other than as originally intended, or substantially altering its structure, or resulting in the partial or total loss of the hedge, thereby forcing the Issuer to assume new obligations, commitments or changes in its cash flows in a manner that affects its liquidity (e.g., margin calls). Description of the impact of such financial derivative transactions on the issuer’s results or cash flows. Description and number of financial derivatives maturing during the quarter, any closed positions and, if applicable, number and amount of margin calls experienced during the quarter. Disclosure as to any default under the relevant contracts.

Changes in the Company’s exposure to the principal risks identified thereby and, in their management, and contingencies or events known to or anticipated by the Company’s management, which could affect any future report.
Since a significant portion of the Company’s debt and costs are denominated in U.S. dollars, while its revenues are primarily denominated in Mexican pesos, depreciation in the value of the Mexican peso against the U.S. dollar and any future depreciation could have a negative effect on the Company’s results due to exchange rate losses. However, the significant amount of U.S. dollars in the Company’s treasury, and the hedging strategies adopted by the Company in recent years, have enabled it to avoid significant foreign exchange losses.
Circumstances or events, such as changes in the value of the underlying assets or reference variables, resulting in a financial derivative being used other than as originally intended, or substantially altering its structure, or resulting in the partial or total loss of the hedge, thereby forcing the Company to assume new obligations, commitments or changes in its cash flows in a manner that affects its liquidity (e.g., margin calls). Description of the impact of such financial derivative transactions on the Company’s results or cash flows.
As of the date hereof, no circumstance or event of a financial derivative transaction resulted in a partial or total loss of the relevant hedge requiring that the Company assume new obligations, commitments or variations in its cash flow such that its liquidity is affected.
Description and number of financial derivatives maturing during the quarter, any closed positions and, if applicable, number and amount of margin calls experienced during the quarter. Disclosure as to any default under the relevant contracts.

1.
During the relevant quarter, forwards through which Grupo Televisa, S.A.B. hedged against a possible Mexican Peso depreciation with a notional amount of U.S. $59,561,893.00 (Fifty-Nine Million Five Hundred Sixty-One Thousand Eight Hundred Ninety-Three U.S. Dollars 00/100), expired. As a result of this hedge, a loss of MXN $78,609,350.96 (seventy-Eight Million Six Hundred Nine Thousand Three Hundred fiftyMexican Pesos 96/100) was incurred in the quarter.
2.
During the relevant quarter, Empresas Cablevisión, S.A.B. de C.V. did not have any derivative financial instruments outstanding. Accordingly, no derivatives expired during the quarter and no gain or loss was recognized as a result of derivative transactions.
3.
During the relevant quarter, Televisión Internacional, S.A. de C.V. did not have any derivative financial instruments outstanding. Accordingly, no derivatives expired during the quarter and no gain or loss was recognized as a result of derivative transactions.
4.
During the relevant quarter, Cablemás Telecomunicaciones, S.A. de C.V. did not have any derivative financial instruments outstanding. Accordingly, no derivatives expired during the quarter and no gain or loss was recognized as a result of derivative transactions.
5.
.During the relevant quarter, Corporación Novavisión, S. de R.L. de C.V. did not have any derivative financial instruments outstanding. Accordingly, no derivatives expired during the quarter and no gain or loss was recognized as a result of derivative transactions.

During the relevant quarter there were no defaults or margin calls under financial derivative transactions.

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Quantitative information for disclosure

v.
Quantitative Information. Attached hereto as “Table 1” is a summary of the financial derivative instruments purchased by Grupo Televisa, S.A.B, Empresas Cablevisión, S.A.B. de C.V., Cablemás Telecomunicaciones, S.A. de C.V., Corporación Novavisión, S. de R.L. de C.V., and Televisión Internacional, S.A. de C.V., whose aggregate fair value represents or could represent one of the reference percentages set forth in Section III (v) of the Official Communication.
IV. SENSITIVITY ANALYSIS
Considering that the Company has entered into financial derivative transactions for hedging purposes and given the low amount of the financial derivative instruments that proved ineffective as a hedge, the Company has determined that such transactions are not material and, accordingly, the sensitivity analysis referred to in Section IV of the Official Communication is not applicable.
In those cases where the derivative instruments of the Company are for hedging purposes, for a material amount and where the effectiveness measures were sufficient, the measures are justified when the standard deviation of the changes in cash flow as a result of changes in the variables of exchange rate and interest rates of the derivative instruments used jointly with the underlying position is lower than the standard deviation of the changes in cash flow of the underlying position valued in pesos and the effective measures are defined by the correlation coefficient between both positions for the effective measures to be sufficient.
GRUPO TELEVISA, S.A.B.
Summary of Financial Derivative Instruments as of
September 30, 2026
(In thousands of Mexican pesos and/or U.S. dollars, as indicated)

Type of Derivative, Securities or Contract	Purpose (e.g., hedging, trading or other)	Notional Amount/Face Value	Value of the Underlying Asset / Reference Variable		Fair Value			Collateral/ Lines of Credit/ Securities Pledged
			Current Quarter (6)	Previous Quarter (7)	Current Quarter Dr (Cr) (6)	Previous Quarter Dr (Cr) (7)	Maturing per Year
Forward (1)	Hedging	U.S.$19,765 / $368,499	U.S.$19,765 / $368,499	U.S.$79,327 / $1,482,233	(9,945)	(86,644)	2026	Does not exist (8)
Forward (1)	Hedging	-	-	-	-	-	2026	Does not exist (8)
Forward (2)	Hedging	-	-	-	-	-	2026	Does not exist (8)
Forward (3)	Hedging	-	-	-	-	-	2026	Does not exist (8)
Forward (4)	Hedging	-	-	-	-	-	2026	Does not exist (8)
Forward (5)	Hedging	-	-	-	-	-	2026	Does not exist (8)
				Total	(9,945)	(86,644)

(1)
Acquired by Grupo Televisa, S.A.B.
(2)
Acquired by Televisión Internacional, S.A. de C.V.
(3)
Acquired by Empresas Cablevisión, S.A.B. de C.V.
(4)
Acquired by Corporación Novavisión, S. de R.L. de C.V.
(5)
Acquired by Cablemás Telecomunicaciones, S.A de C.V.
(6)
The aggregate amount of the derivatives reflected in the consolidated statement of financial position of Grupo Televisa, S.A.B. as of September 30, 2026, is as follows:

Other current financial assets	Ps.	-
Other current financial liabilities		(9,945)
	Ps.	(9,945)

(7)
Information as of June 30, 2026.
(8)
Applies only to implicit financing in the ISDA ancillary agreements identified as “Credit Support”.

36 of 87

[800100] Notes - Subclassifications of assets, liabilities and equities

Concept	Close Current Quarter 2026-09-30	Close Previous Exercise 2025-12-31
Subclassifications of assets, liabilities and equities
Cash and cash equivalents
Cash
Cash on hand	17,564,000	19,664,000
Balances with banks	3,273,706,000	2,519,155,000
Total cash	3,291,270,000	2,538,819,000
Cash equivalents
Short-term deposits, classified as cash equivalents	27,729,040,000	25,068,425,000
Short-term investments, classified as cash equivalents	0	0
Other banking arrangements, classified as cash equivalents	0	0
Total cash equivalents	27,729,040,000	25,068,425,000
Other cash and cash equivalents	0	0
Total cash and cash equivalents	31,020,310,000	27,607,244,000
Trade and other current receivables
Current trade receivables	5,619,619,000	5,720,759,000
Current receivables due from related parties	831,121,000	727,476,000
Current prepayments
Current advances to suppliers	0	0
Current prepaid expenses	1,910,951,000	1,261,835,000
Total current prepayments	1,910,951,000	1,261,835,000
Current receivables from taxes other than income tax	4,993,745,000	3,624,350,000
Current value added tax receivables	4,844,877,000	3,452,850,000
Current receivables from sale of properties	0	0
Current receivables from rental of properties	0	0
Other current receivables	1,129,117,000	778,834,000
Total trade and other current receivables	14,484,553,000	12,113,254,000
Classes of current inventories
Current raw materials and current production supplies
Current raw materials	0	0
Current production supplies	0	0
Total current raw materials and current production supplies	0	0
Current merchandise	0	0
Current work in progress	0	0
Current finished goods	0	0
Current spare parts	0	0
Property intended for sale in ordinary course of business	0	0
Other current inventories	627,997,000	584,878,000
Total current inventories	627,997,000	584,878,000
Non-current assets or disposal groups classified as held for sale or as held for distribution to owners
Non-current assets or disposal groups classified as held for sale	0	0
Non-current assets or disposal groups classified as held for distribution to owners	0	0
Total non-current assets or disposal groups classified as held for sale or as held for distribution to owners	0	0
Trade and other non-current receivables
Non-current trade receivables	0	3,024,000
Non-current receivables due from related parties	0	0
Non-current prepayments	0	0
Non-current lease prepayments	0	0
Non-current receivables from taxes other than income tax	0	0
Non-current value added tax receivables	0	0
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Concept	Close Current Quarter 2026-09-30	Close Previous Exercise 2025-12-31
Non-current receivables from sale of properties	0	0
Non-current receivables from rental of properties	0	0
Revenue for billing	0	0
Other non-current receivables	0	0
Total trade and other non-current receivables	0	3,024,000
Investments in subsidiaries, joint ventures and associates
Investments in subsidiaries	0	0
Investments in joint ventures	1,201,347,000	1,160,202,000
Investments in associates	42,388,920,000	40,739,888,000
Total investments in subsidiaries, joint ventures and associates	43,590,267,000	41,900,090,000
Property, plant and equipment
Land and buildings
Land	1,648,318,000	1,640,650,000
Buildings	1,720,437,000	1,681,119,000
Total land and buildings	3,368,755,000	3,321,769,000
Machinery	45,960,245,000	47,088,856,000
Vehicles
Ships	0	0
Aircraft	0	0
Motor vehicles	96,433,000	76,771,000
Total vehicles	96,433,000	76,771,000
Fixtures and fittings	217,996,000	260,595,000
Office equipment	417,928,000	365,458,000
Tangible exploration and evaluation assets	0	0
Mining assets	0	0
Oil and gas assets	0	0
Construction in progress	8,365,142,000	9,185,990,000
Construction prepayments	0	0
Other property, plant and equipment	331,658,000	398,761,000
Total property, plant and equipment	58,758,157,000	60,698,200,000
Investment property
Investment property completed	2,563,311,000	2,624,274,000
Investment property under construction or development	0	0
Investment property prepayments	0	0
Total investment property	2,563,311,000	2,624,274,000
Intangible assets and goodwill
Intangible assets other than goodwill
Brand names	48,892,000	32,828,000
Intangible exploration and evaluation assets	0	0
Mastheads and publishing titles	0	0
Computer software	4,868,004,000	4,552,797,000
Licences and franchises	0	0
Copyrights, patents and other industrial property rights, service and operating rights	0	0
Recipes, formulae, models, designs and prototypes	0	0
Intangible assets under development	0	0
Other intangible assets	20,004,903,000	20,327,810,000
Total intangible assets other than goodwill	24,921,799,000	24,913,435,000
Goodwill	13,454,998,000	13,454,998,000
Total intangible assets and goodwill	38,376,797,000	38,368,433,000
Trade and other current payables
Current trade payables	14,853,209,000	14,039,754,000
Current payables to related parties	591,359,000	224,606,000
Accruals and deferred income classified as current
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Concept	Close Current Quarter 2026-09-30	Close Previous Exercise 2025-12-31
Deferred income classified as current	1,070,764,000	1,245,859,000
Rent deferred income classified as current	0	0
Accruals classified as current	3,934,558,000	3,314,757,000
Short-term employee benefits accruals	1,678,184,000	1,249,587,000
Total accruals and deferred income classified as current	5,005,322,000	4,560,616,000
Current payables on social security and taxes other than income tax	2,378,024,000	1,755,445,000
Current value added tax payables	2,077,677,000	1,276,306,000
Current retention payables	118,123,000	77,629,000
Other current payables	0	0
Total trade and other current payables	22,946,037,000	20,658,050,000
Other current financial liabilities
Bank loans current	0	0
Stock market loans current	4,496,261,000	3,736,982,000
Other current liabilities at cost	0	0
Other current liabilities at no cost	9,945,000	413,188,000
Other current financial liabilities	1,240,429,000	1,425,047,000
Total Other current financial liabilities	5,746,635,000	5,575,217,000
Trade and other non-current payables
Non-current trade payables	377,540,000	117,124,000
Non-current payables to related parties	0	0
Accruals and deferred income classified as non-current
Deferred income classified as non-current	4,099,261,000	4,315,012,000
Rent deferred income classified as non-current	0	0
Accruals classified as non-current	0	0
Total accruals and deferred income classified as non-current	4,099,261,000	4,315,012,000
Non-current payables on social security and taxes other than income tax	0	0
Non-current value added tax payables	0	0
Non-current retention payables	0	0
Other non-current payables	1,486,517,000	2,094,818,000
Total trade and other non-current payables	5,963,318,000	6,526,954,000
Other non-current financial liabilities
Bank loans non-current	9,957,764,000	9,945,093,000
Stock market loans non-current	66,701,765,000	72,312,065,000
Other non-current liabilities at cost	0	0
Other non-current liabilities at no cost	0	0
Other non-current financial liabilities	0	0
Total Other non-current financial liabilities	76,659,529,000	82,257,158,000
Other provisions
Other non-current provisions	1,561,449,000	1,526,130,000
Other current provisions	668,849,000	0
Total other provisions	2,230,298,000	1,526,130,000
Other reserves
Revaluation surplus	0	0
Reserve of exchange differences on translation	(737,168,000)	(779,537,000)
Reserve of cash flow hedges	(5,035,000)	(185,130,000)
Reserve of gains and losses on hedging instruments that hedge investments in equity instruments	0	0
Reserve of change in value of time value of options	0	0
Reserve of change in value of forward elements of forward contracts	0	0
Reserve of change in value of foreign currency basis spreads	0	0
Reserve of gains and losses on financial assets measured at fair value through other comprehensive income	(15,678,250,000)	(15,711,766,000)
Reserve of gains and losses on remeasuring available-for-sale financial assets	0	0
Reserve of share-based payments	0	0
Reserve of remeasurements of defined benefit plans	(673,461,000)	(673,461,000)
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Concept	Close Current Quarter 2026-09-30	Close Previous Exercise 2025-12-31
Amount recognised in other comprehensive income and accumulated in equity relating to non-current assets or disposal groups held for sale	0	0
Reserve of gains and losses from investments in equity instruments	0	0
Reserve of change in fair value of financial liability attributable to change in credit risk of liability	0	0
Reserve for catastrophe	0	0
Reserve for equalisation	0	0
Reserve of discretionary participation features	0	0
Reserve of equity component of convertible instruments	0	0
Capital redemption reserve	0	0
Merger reserve	0	0
Statutory reserve	0	0
Other comprehensive income	5,613,196,000	5,477,117,000
Total other reserves	(11,480,718,000)	(11,872,777,000)
Net assets (liabilities)
Assets	236,689,737,000	228,418,025,000
Liabilities	124,993,078,000	125,889,164,000
Net assets (liabilities)	111,696,659,000	102,528,861,000
Net current assets (liabilities)
Current assets	66,014,504,000	60,216,254,000
Current liabilities	31,727,828,000	28,105,037,000
Net current assets (liabilities)	34,286,676,000	32,111,217,000

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[800200] Notes - Analysis of income and expense

Concept	Quarter Current Year 2026-07-01 - 2026-09-30	Accumulated Current Year 2026-01-01 - 2026-09-30	Quarter Previous Year 2025-07-01 - 2025-09-30	Accumulated Previous Year 2025-01-01 - 2025-09-30
Analysis of income and expense
Revenue
Revenue from rendering of services	11,864,659,000	36,089,822,000	11,811,008,000	35,455,736,000
Revenue from sale of goods	10,194,000	47,827,000	18,455,000	130,557,000
Interest income	0	0	0	0
Royalty income	0	0	0	0
Dividend income	0	0	0	0
Rental income	2,202,832,000	6,741,438,000	2,797,623,000	8,743,746,000
Revenue from construction contracts	0	0	0	0
Other revenue	0	0	0	0
Total revenue	14,077,685,000	42,879,087,000	14,627,086,000	44,330,039,000
Finance income
Interest income	646,573,000	1,562,714,000	536,511,000	2,402,293,000
Net gain on foreign exchange	519,170,000	522,189,000	622,683,000	248,569,000
Gains on change in fair value of derivatives	0	0	0	371,725,000
Gain on change in fair value of financial instruments	0	0	0	0
Other finance income	0	0	0	0
Total finance income	1,165,743,000	2,084,903,000	1,159,194,000	3,022,587,000
Finance costs
Interest expense	1,355,558,000	4,790,603,000	1,756,704,000	5,798,997,000
Net loss on foreign exchange	0	0	0	0
Losses on change in fair value of derivatives	78,609,000	529,329,000	77,829,000	0
Loss on change in fair value of financial instruments	0	0	0	0
Other finance cost	0	0	0	0
Total finance costs	1,434,167,000	5,319,932,000	1,834,533,000	5,798,997,000
Tax income (expense)
Current tax	720,417,000	1,134,941,000	536,310,000	281,591,000
Deferred tax	(597,483,000)	(345,202,000)	2,471,866,000	2,887,509,000
Total tax income (expense)	122,934,000	789,739,000	3,008,176,000	3,169,100,000

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[800500] Notes - List of notes

Disclosure of notes and other explanatory information

See Notes 1 and 2 of the Disclosure of interim financial reporting.

Disclosure of general information about financial statements

The interim condensed consolidated financial statements of the Group, as of September 30, 2026 and December 31, 2025, and for the nine months ended September 30, 2026 and 2025, are unaudited, and have been prepared in accordance with the guidelines provided by the International Accounting Standard 34, Interim Financial Reporting. In the opinion of management, all adjustments necessary for a fair presentation of the condensed consolidated financial statements have been included herein.

The interim unaudited condensed consolidated financial statements should be read in conjunction with the Group’s audited consolidated financial statements and notes thereto for the years ended December 31, 2025, 2024 and 2023, which have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board, and include, among other disclosures, the Group’s most significant accounting policies, which were applied on a consistent basis as of September 30, 2026. The adoption of the improvements and amendments to current IFRSs effective on January 1, 2026 did not have a significant impact in these unaudited condensed consolidated financial statements.

Disclosure of significant accounting policies

Material Accounting Policies

The principal accounting policies followed by the Group and used in the preparation of its annual consolidated financial statements as of December 31, 2025, and where applicable, of its interim condensed consolidated financial statements, are summarized below. These accounting policies should be read in conjunction with the audited consolidated financial statements of the Group for the years ended December 31, 2025 and 2024, once they have been submitted to the Mexican Banking and Securities Commission (“Comisión Nacional Bancaria y de Valores” and the U.S. Securities and Exchange Commission), respectively.

(a)	Basis of Presentation

The consolidated financial statements of the Group as of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023, are presented in accordance with International Financial Reporting Standards (“IFRS Accounting Standards”), as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements have been prepared on a historical cost basis, except for the measurement at fair value of derivative financial instruments, certain financial assets, investments in equity financial instruments, plan assets of post-employment benefits and share-based payments, as described in the notes to the financial statements below.

The preparation of consolidated financial statements in conformity with IFRS Accounting Standards requires the use of certain accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. Changes in assumptions may have a significant impact on the consolidated financial statements in the period the assumptions changed. Management believes that the underlying assumptions are appropriate. The areas involving a higher degree of judgment or complexity, or areas where estimates and assumptions are material to the Group’s financial statements, are disclosed in Note 5 to these consolidated financial statements.

42 of 87

In the fourth quarter of 2025, the Company’s management identified changes in operations that led to adjustments in its segment information, now identifying a single reportable segment, Telecom, with three categories of revenues: Residential, Satellite and Enterprise. Beginning in the fourth quarter of 2025, the Group presents the operating results of its Cable and Sky businesses as a single reportable segment. This change in segment reporting is a result of organizational changes that integrated the operations of the Group’s Cable and Sky businesses into one single business, and that the chief operating decision maker now analyzes the results of the Group’s operation, makes decisions and assigns resources to it as a single business. The changes identified included (i) the designation of a chief executive officer and a chief financial officer of the Group’s Cable and Sky businesses as a single business; and (ii) a restructuring and integration process of the Cable and Sky businesses that was substantially concluded in the fourth quarter of 2025, which resulted in a consolidated operating cost structure between these two businesses, following the implementation of cost efficiencies and synergies across several areas including commercial, sales commissions, programming, information technology, technology, finance, and marketing, among others. Through September 30, 2025, the operating results of the Group’s Cable and Sky businesses were presented as separate reportable segments. As a result of this change in the Group’s segment reporting, the operations previously reported under the Group’s former Cable and Sky segments are now classified into a single reportable segment for any comparative periods presented (see Notes 2 (d) and 26).

The consolidated statements of income or loss of the Group for the years ended December 31, 2024 and 2023 have been prepared to present the discontinued operations following the spin-off of most of the businesses of the Group’s former Other Businesses segment effective on January 31, 2024. Accordingly, the consolidated statement of income or loss of the Group for the year ended December 31, 2023 has been re-presented from that originally reported by the Company, to present in that year the results from discontinued operations of the businesses that were spun off by the Group on January 31, 2024 (see Notes 3 and 28).

These consolidated financial statements were authorized for issuance on March 27, 2026, and on April 28, 2026, for the events disclosed in Note 29, by the Group’s Corporate Vice President of Finance.

(b)	Consolidation

The financial statements of the Group are prepared on a consolidated basis and include the assets, liabilities, and results of operations of all companies in which the Company has a controlling interest (subsidiaries). All intercompany balances and transactions have been eliminated from the Group’s consolidated financial statements.

Subsidiaries

Subsidiaries are all entities over which the Company has control. The Company controls an entity when it is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The existence and effects of potential voting rights that are currently exercisable or convertible are considered when assessing whether or not the Company controls another entity. The subsidiaries are consolidated from the date on which control is obtained by the Company and cease to be consolidated from the date on which said control is lost.

The Group applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred to the former owners of the acquiree, and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Group recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis at the non-controlling interest’s proportionate share of the recognized amounts of acquiree’s identifiable net assets.

Acquisition-related costs are expensed as incurred.

Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non-controlling interest over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized in income or loss.

Changes in Ownership Interests in Subsidiaries without Change of Control

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions—that is, as transactions with the owners in their capacity as owners. The difference between fair value of any consideration paid and the interest acquired of the carrying amount of net assets of the subsidiary is recorded in equity. Gains or losses on disposals of non-controlling interests are also recorded in equity.

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Loss of Control of a Subsidiary

When the Company ceases to have control of a subsidiary, any retained interest in the entity is remeasured to its fair value at the date when control is lost, with the change in carrying amount recognized in income or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This means that amounts previously recognized in other comprehensive income are reclassified to income or loss except for certain equity financial instruments designated irrevocably with changes in other comprehensive income or loss.

Discontinued Operations

A discontinued operation is a component of the Group that either has been disposed of or is classified as held for sale, for which its operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Group and represents a separate major line of business or operations.

Classification as a discontinued operation occurs at the earlier of disposal or when the operation meets the criteria to be classified as held for sale.

When an operation is classified as a discontinued operation, the comparative consolidated statements of income are re-presented as if the operation had been discontinued from the start of the comparative period.

Subsidiaries of the Company

At December 31, 2025 and 2024, the main direct and indirect subsidiaries of the Company were as follows:

	Company’s Ownership Interest (1)
Subsidiaries	2025	2024
Telecom (2):
Corporativo Vasco de Quiroga, S.A. de C.V. (“CVQ”) and subsidiaries (3)	100%	100%
Empresas Cablevisión, S.A.B. de C. V. and subsidiaries (collectively, “Empresas Cablevisión”) (3)	51.5%	51.5%
Cablestar, S.A. de C.V. and subsidiaries (collectively, “Bestel”) (3)	66.4%	66.4%
Cablemás and subsidiaries (collectively, “Cablemás”) (3)	100%	100%
Televisión Internacional, S.A. de C.V. and subsidiaries (collectively, “TVI”) (3)	100%	100%
Sky DTH, S.A. de C.V. (“Sky DTH”) (3)(4)	100%	100%
Innova Holdings, S. de R.L. de C.V. (“Innova Holdings”) (3) (4)	100%	100%
Innova, S. de R. L. de C. V. (“Innova”) and subsidiaries (collectively, “Sky”) (3) (4)	100%	100%
Corporate Entities:
Grupo Telesistema, S.A. de C.V. (“Grupo Telesistema”) and subsidiaries (5)	100%	100%
Multimedia Telecom, S.A. de C.V. (“Multimedia Telecom”) (5)	100%	100%

(1) Percentage of equity interest directly or indirectly held by the Company as of December 31, 2025 and 2024.

(2) See Note 26 for a description of the Group’s segment reporting.

(3) CVQ is a direct subsidiary of the Company and the parent company of Empresas Cablevisión, Bestel, Cablemás, TVI, Sky DTH, Innova Holdings, and Sky. Cablestar, S.A. de C.V. is an indirect majority-owned subsidiary of Empresas Cablevisión.

(4) Innova is an indirect subsidiary of the Company, CVQ and Sky DTH, and a direct wholly-owned subsidiary of Innova Holdings. Sky is a satellite television provider in Mexico, Central America and the Dominican Republic. Through May 2024, the Company held a 58.7% interest in Innova Holdings and Innova. In June 2024, the Company acquired the remaining 41.3% non-controlling interest in these companies held by AT&T, by which the Company became an indirect owner of 100% of the capital stock of Innova Holdings and Innova (see Notes 3 and 19).

(5) Grupo Telesistema is a direct subsidiary of the Company and the parent company of Multimedia Telecom. As of December 31, 2025 and 2024, Grupo Telesistema and Multimedia Telecom, together with the Company, owned most of the Group’s corporate assets, including the Group’s aggregate investment in common and preferred shares of TelevisaUnivision (see Notes 3, 10 and 26).

Concessions and Permits

The Group’s Telecom operations, as well as the concessions held by the Group to broadcast programming over television stations for the signals of TelevisaUnivision, require governmental concessions and special authorizations for the provision of telecommunications and broadcasting services in Mexico. Such concessions were granted for a fixed term by the Mexican Institute of Telecommunications (Instituto Federal de Telecomunicaciones or “IFT”), subject originally to renewal in accordance with the Mexican Telecommunications and Broadcasting Law (Ley Federal de Telecomunicaciones y Radiodifusión or “LFTR”).

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On July 16, 2025, the Mexican Law on Telecommunications and Broadcasting (Ley en Materia de Telecomunicaciones y Radiodifusión, or “LMTR”) was published in the Official Gazette of the Federation. The LMTR, which supersedes the LFTR as of October 20, 2025, transfers the functions of the IFT to the Mexican Telecommunications Regulatory Commission (Comisión Reguladora de Telecomunicaciones, or “CRT”). The CRT is a decentralized entity within the Mexican Digital Transformation and Telecommunications Agency (Agencia de Transformación Digital y Telecomunicaciones, or “ATDT”), a federal agency of the Mexican government.

Under the LTRM, renewal of concessions for the Group’s Telecom operations require, among others: (i) to request its renewal to the CRT prior to the last fifth period of the fixed term of the related concession; (ii) to be in compliance with the concession holder’s obligations under the LMTR, other applicable regulations, and the concession title; and (iii) the acceptance by the concession holder of any new conditions for renewing the concession as set forth by the CRT. The CRT shall resolve any request for renewal of the telecommunications concessions within 180 business days of its request. Failure to respond within such period of time shall be interpreted as if the request for renewal has been granted.

The Group holds a number of concessions by the Mexican government that authorizes it to broadcast programming over television stations for the signals of TelevisaUnivision. The payments made by the Group for these broadcasting concessions are accounted for as intangible assets in the Group’s consolidated statement of financial position (see Notes 13, 20 and 26).

Under the LMTR, the renewal of broadcasting concessions for broadcast programming operations over television stations for TelevisaUnivision signals requires, among other things: (i) that the concessionaire submit the renewal request to the CRT, in the case of broadcasting services, no later than six months prior to the expiration of the term of the relevant concession; (ii) that the concessionaire be in compliance with its obligations under the LMTR, other applicable regulations, and the concession title; (iii) a determination by the CRT, within thirty business days following the submission of the request, as to whether there is a public interest in recovering the spectrum granted under the relevant concession, in which case the CRT will notify the concessionaire and the concession will terminate upon expiration of its term; and (iv) if no such public interest exists, the granting of the requested extension, subject to the concessionaire’s prior acceptance of the new conditions established by the CRT, which will include the payment of a corresponding fee.

The regulations of the telecommunications and the broadcasting concessions establish that at the end of the concessions, the frequency bands or spectrum attached to the services provided in the concessions shall return to the Mexican government. In addition, at the end of the concession, the Mexican government will have the preferential right to acquire infrastructure, equipment and other goods directly used in the provision of the concession. If the Mexican government were to exercise its right to acquire infrastructure, equipment and other goods, it would be required to pay a price that is equivalent to a formula that is similar to fair value. To the knowledge of the Company’s management, no spectrum granted for broadcasting services in Mexico has been recovered by the Mexican government in at least the past three decades for public interest reasons. However, the Company’s management is unable to predict the outcome of any action by CRT in this regard. In addition, these assets, by themselves, would not be enough to immediately begin broadcasting or offering satellite pay TV services or telecommunications services, as no content producing assets or other equipment necessary to operate the business would be included.

Additionally, the Group’s Satellite business in Central America and the Dominican Republic require concessions or permits granted by local regulatory authorities for a fixed term, subject to renewal in accordance with local laws.

The accounting guidelines provided by IFRIC 12 Service Concession Arrangements, are not applicable to the Group due primarily to the following factors: (i) the Mexican government does not substantially control the Group’s infrastructure, what services are provided with the infrastructure and the price at which such services are offered; (ii) the Group’s broadcasting service does not constitute a public service as per the definition in IFRIC 12; and (iii) the Group is unable to divide its infrastructure among the public (telephony and possibly Internet services) and non-public (pay TV) service components.

At December 31, 2025, the expiration dates of the Group’s concessions and permits were as follows:
Operations	Expiration Dates
Telecom:
Telecommunications concessions and permits	Various from 2026 to 2059
Corporate assets: Broadcasting concessions (1)	In 2042 and 2052

(1)
Broadcasting concessions include 23 concessions for the use of spectrum that comprise the Group’s 225 TV stations for the signals of TelevisaUnivision, for a term of 20 years, starting in January 2022 and ending in January 2042, and six concessions to provide digital broadcasting television services on such TV stations, for a term of 30 years, starting in January 2022 and ending in January 2052. In 2018, the Group paid an aggregate amount of Ps.5,753,349 in cash for the broadcasting concessions for the use of spectrum and recognized this payment as an intangible asset in its consolidated statement of financial position. This amount is being amortized over a period of 20 years beginning on January 1, 2022, by using the straight-line method (see Notes 13, 20 and 26).

The concessions or permits held by the Group are not subject to any significant pricing regulations in the ordinary course of business.

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(c)	Investments in Associates and Joint Ventures

Associates are those entities over which the Group has significant influence but not control or joint control, over the financial and operating policies, generally those entities with a shareholding of between 20% and 50% of the voting rights. Investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each investor. Joint ventures are those joint arrangements where the Group exercises joint control with one or more stockholders, without exercising control individually, and have rights to the net assets of the joint arrangements. Investments in associates and joint ventures are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of the net assets of the investee after the date of acquisition. The investor’s income or loss includes its share of the investee’s income or loss and the investor’s other comprehensive income includes its share of the investee’s other comprehensive income.

The Group’s investments in associates include an equity interest in TelevisaUnivision represented by 43.2% and 43.0% of the outstanding total common and preferred shares of TelevisaUnivision on an as-converted basis (excluding unvested and/or unsettled stock, restricted stock units and options of TelevisaUnivision) as of December 31, 2025 and 2024, respectively (see Note 10).

If the Group’s share of losses of an associate or a joint venture equals or exceeds its interest in the investee, the Group discontinues recognizing its share of further losses. The interest in an associate or a joint venture is the carrying amount of the investment in the investee under the equity method together with any other long-term investment that, in substance, form part of the Group’s net investment in the investee. After the Group’s interest is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture.

Any gain or loss resulting from a downstream transaction involving assets that constitute a business, as defined in IFRS 3 Business Combinations, between the Company (including its consolidated subsidiaries) and its associate or joint venture is recognized in full in the Group’s financial statements.

(d)	Segment Reporting

Beginning in the fourth quarter of 2025, the Group’s single operating segment is reported in a manner consistent with the internal reporting provided to the chief operating decision maker, who is responsible for allocating resources and assessing performance for the Group’s single operating segment (see Notes 2 (a) and 26).

(e)	Foreign Currency Translation

Functional and Presentation Currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which each of the Group´s entity operates (“functional currency”). The presentation currency of the Group’s consolidated financial statements is the Mexican peso.

Transactions and Balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or measurement where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income as part of finance income or expense, except when recognized in other comprehensive income as qualifying cash flow hedges and qualifying net investment hedges.

Changes in the fair value of monetary securities denominated in foreign currency classified as investments in financial instruments are analyzed between exchange differences resulting from changes in the amortized cost of the security and other changes in the carrying amount of the security. Translation differences related to changes in amortized cost are recognized in income or loss, and other changes in carrying amount are recognized in other comprehensive income or loss.

Translation of Foreign Operations
The financial statements of the Group’s foreign entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows: (a) assets and liabilities are translated at the closing rate at the date of the statement of financial position; (b) income and expenses are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); (c) stockholders' equity accounts are translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated and (d) all resulting translation differences are recognized in other comprehensive income or loss.

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Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate. Translation differences arising are recognized in other comprehensive income or loss.

Assets and liabilities in foreign currencies of non-Mexican subsidiaries that have the Mexican Peso as a functional currency and that keep its books and records in a different currency are initially converted to Mexican Pesos by utilizing the exchange rate on the statement of financial position date for monetary assets and liabilities, and historical exchange rates for non-monetary items, with the related adjustment included in the consolidated statement of income as finance income or expense.

A portion of the Group’s outstanding principal amount of its U.S. dollar denominated long-term debt (hedging instrument, disclosed in the line item “Long-term debt, net of current portion” of the consolidated statement of financial position) has been designated as a hedge of a net investment in a foreign operation in connection with the Group’s investment in shares of TelevisaUnivision (hedged item), which amounted to U.S.$2,258.7 million (Ps.40,694,190) and U.S.$2,071.1 million (Ps.43,220,986) as of December 31, 2025 and 2024, respectively. Consequently, any foreign exchange gain or loss attributable to this designated hedging long-term debt is credited or charged directly to other comprehensive income or loss as a cumulative result from foreign currency translation to the extent that the hedge is effective (see Notes 10, 14 and 18).

A portion of the Group’s outstanding principal amount of its U.S. dollar denominated long-term debt (hedging instrument, disclosed in the line item “Long-term debt, net of current portion” of the consolidated statement of financial position) has been designated as a fair value hedge of foreign exchange exposure related to its investment in Open-Ended Fund (hedged item), which amounted to U.S.$45.4 million (Ps.817,332) and U.S.$37.6 million (Ps.784,769), as of December 31, 2025 and 2024, respectively. Consequently, any foreign exchange gain or loss attributable to this designated hedging long-term debt is credited or charged directly to other comprehensive income or loss to the extent that the hedge is effective, along with the recognition in the same line item of any foreign currency gain or loss of this investment in Open-Ended Fund (see Notes 9, 14 and 18).

(f)	Cash and Cash Equivalents and Short-term Investments

Cash and cash equivalents consist of cash on hand and all highly liquid investments with an original maturity of three months or less at the date of acquisition. Cash is stated at nominal value and cash equivalents are measured at fair value, and the changes in the fair value are recognized in the statement of income.

Short-term investments consist of financial instruments with a maturity of over three months and up to one year at the date of acquisition. Short-term investments are measured at fair value with changes in fair value recognized in finance income in the consolidated income statement.

As of December 31, 2025 and 2024, cash equivalents primarily consisted of fixed short-term deposits and corporate fixed income securities denominated in U.S. dollars and Mexican pesos, with an average yield of approximately 4.10% for U.S. dollar deposits and 8.55% for Mexican peso deposits in 2025, and approximately 4.99% for U.S. dollar deposits and 10.73% for Mexican peso deposits in 2024.

(g)	Transmission Rights

The Group incurs costs related to the license of the rights to use content owned by third parties and sports rights on its owned pay television platforms, which are described as transmission rights in the Group’s consolidated statement of financial position. The Group classifies transmission rights as current and non-current assets.

Transmission rights are valued at the lesser of acquisition cost and net realizable value.

Transmission rights are recognized from the point at which the legally enforceable license period begins. Until the license term commences and the transmission rights are available, payments made are recognized as prepayments. Cost of revenues is calculated and recorded for the month in which transmission rights are matched with related revenues.

Transmission rights are recognized in income on a straight-line basis over the lives of the contracts.

(h)	Inventories

Inventories of materials and supplies for maintenance of technical equipment are recorded at the lower of cost or its net realizable value. The net realizable value is the estimated selling price in the normal course of business, less estimated costs to conduct the sale. Cost is determined using the average cost method.

(i)	Financial Assets

The Group classifies its financial assets in accordance with IFRS 9 Financial Instruments (“IFRS 9”). Under the guidelines of IFRS 9, the Group classifies financial assets as subsequently measured at amortized cost, fair value through other comprehensive income or loss (“FVOCIL”), or fair value through income or loss (“FVIL”), based on the Company’s business model for managing the financial assets and the contractual cash flows characteristics of the financial asset.

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Financial Assets Measured at Amortized Cost

Financial assets are measured at amortized cost when the objective of holding such financial assets is to collect contractual cash flows, and the contractual terms of the financial asset give rise on specified dates to cash flows that are only payments of principal and interest on the principal amount outstanding. These financial assets are initially recognized at fair value plus transaction costs and subsequently carried at amortized cost using the effective interest rate method, with changes in carrying amount recognized in the consolidated statement of income in the line which most appropriately reflects the nature of the item or transaction. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period that are included in non-current assets. The Group’s financial assets measured at amortized costs are primarily presented as “trade accounts receivable”, “other accounts receivable”, and “due from related parties” in the consolidated statement of financial position (see Note 7).

Financial Assets Measured at FVOCIL

Financial assets are measured at FVOCIL when the objective of holding such financial assets is both collecting contractual cash flows and selling financial assets, and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The Group’s investments in certain equity instruments have been designated to be measured at FVOCIL, as permitted by IFRS 9. In connection with this designation, any amounts presented in consolidated other comprehensive income or loss are not subsequently transferred to consolidated income. Dividends from these equity instruments are recognized in consolidated income or loss when the right to receive payment of the dividend is established, and such dividend is probable to be paid to the Group.

Financial Assets at FVIL

Financial assets at FVIL are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are also categorized as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if expected to be settled within 12 months, otherwise they are classified as non-current.

Impairment of Financial Assets

The Group assesses on a forward-looking basis the expected credit losses associated with its financial assets carried at FVOCIL. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

For trade accounts receivables, the Group applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the trade accounts receivables (see Note 7).

Offsetting of Financial Instruments

Financial assets are offset against financial liabilities and the net amount reported in the consolidated statement of financial position if, and only when the Group: (i) currently has a legally enforceable right to set off the recognized amounts; and (ii) intends either to settle on a net basis, or to realize the assets and settle the liability simultaneously.

(j)	Property, Plant and Equipment, and Investment Property

Property, plant and equipment are recorded at acquisition cost.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The cost of replacing part of an item of property, plant and equipment is recognized in the carrying amount of such item. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to income or loss during the financial period in which they are incurred.

The costs of dismantling items of property, plant and equipment are recognized at the present value of the expected cost related to the dismantling obligations. These dismantling obligations are primarily related to the use of the Group’s cable networks during a particular period and presented as part of other long-term liabilities in the Group’s consolidated statements of financial position. As of December 31, 2025 and 2024, the present value of the Group’s dismantling obligations amounted to Ps.1,151,342 and Ps.1,126,997, respectively.

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Depreciation of property, plant and equipment is based upon the carrying amount of the assets, less their estimated residual values, if any, and is computed using the straight-line method over the estimated useful lives of the asset, as follows:

Estimated Useful Lives
Buildings	20-50 years
Networks and technical equipment	3-30 years
Satellite transponders	15 years
Furniture and fixtures	10-15 years
Transportation equipment	4-8 years
Computer equipment	3-6 years
Leasehold improvements	5-20 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is higher than its estimated recoverable amount.

Gains and losses on disposals of assets are determined by comparing the proceeds with the carrying amount and are recognized within other income or expense in the consolidated statement of income or loss.

If significant parts of an item of property, plant and equipment have different useful lives, then they are classified as separate items (major components) of property, plant and equipment.

Investment Property

Investment property is property of the Group (land or a building or part of a building or both) held to earn rentals rather than for use in the production or supply of goods or services, or for administrative purposes, or sale in the ordinary course of business.

Depreciation of investment property is based upon the carrying amount of the assets in use and the estimated residual value of the assets, if any and is computed using the straight-line method over the estimated useful lives of the asset, as follows:

Estimated Useful Lives
Buildings	20-65 years

The Group’s investment property is measured at cost less any accumulated depreciation and any accumulated impairment losses.

(k)	Lease Agreements

As a lessee, the Group recognizes a right-of-use asset representing its right to use the underlying asset in a lease agreement, and a lease liability representing its obligation to make lease payments.

Right-of-use assets are measured at cost comprising the following: the amount of the initial measurement of lease liability, any lease payments made at or before the commencement date, less any lease incentives received, any initial direct costs and restoration costs.

Right-of-use assets are generally depreciated over the shorter of the asset’s useful life and the lease term, on a straight–line basis. If the Group is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life.

Payments associated with short-term leases of equipment and vehicles and mostly leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less.

The Group recognizes a depreciation of right-of-use assets for long-term lease agreements, and a finance expense for interest from related lease liabilities.

The Group leases its investment property consisting of certain owned building and land property (see Note 11). These lease agreements are classified as operating leases from a lessor perspective.

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(l)	Intangible Assets and Goodwill

Intangible assets and goodwill are recognized at acquisition cost. Intangible assets and goodwill acquired through business combinations are recorded at fair value at the date of acquisition. Intangible assets with indefinite useful lives, which include trademarks, concessions, and goodwill, are not amortized, and subsequently recognized at cost less accumulated impairment losses. Intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives, as follows:

Estimated Useful Lives
Trademarks with finite useful lives	4 years
Licenses	3-10 years
Subscriber lists	4-5 years
Payments for renewal of concessions	20 years
Other intangible assets	3-20 years

Trademarks

The Group determines its acquired trademarks to have an indefinite life when they are expected to generate net cash inflows for the Group indefinitely. Additionally, the Group considers that there are no legal, regulatory or contractual provisions that limit the useful lives of trademarks. The Group has not capitalized any amounts associated with internally developed trademarks.

Concessions

The Group defined concessions to have an indefinite useful life due to the fact that the Group has a history of renewing its concessions upon expiration, has maintained the concessions granted by the Mexican government, and has no foreseeable limit to the period over which the assets are expected to generate net cash inflows. In addition, the Group is committed to continue to invest for the long term to extend the period over which the broadcasting and telecommunications concessions are expected to continue to provide economic benefits. These concessions are not amortized, but instead they are subject to impairment testing at least annually. The useful life of concessions that is not being amortized is reviewed in each annual reporting period to determine whether events and circumstances continue to support an indefinite useful life for these concessions. Historically, the Group has renewed its telecommunications’ concessions upon expiration and generally all conditions necessary to obtain renewal have been satisfied and the cost to renew these concessions has not been significant.

Any fees paid by the Group to regulatory authorities for concessions renewed are determined to have finite useful lives and are amortized on a straight-line basis over the fixed term of the related concession.

Goodwill

Goodwill arises on the acquisition of a business and represents the excess of the consideration transferred over the Group’s interest in net fair value of the identifiable assets, liabilities and contingent liabilities of the acquiree and the fair value of the non-controlling interest in the acquiree.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash generating units (“CGUs”), or groups of CGUs, that are expected to benefit from the synergies of the combination. Each unit or group of units to which the goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes.

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying amount of goodwill is compared to the recoverable amount, which is the higher of the value in use and the fair value less costs to sell. Any impairment of goodwill is recognized as an expense in the consolidated statement of income or loss and is not subject to be reversed in subsequent periods.

(m)	Impairment of Long-lived Assets

The Group reviews for impairment the carrying amounts of its long-lived assets, tangible and intangible, whenever events or changes in business circumstances indicate that these carrying amounts may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. To determine whether an impairment exists, the carrying amount of the cash generating unit is compared with its recoverable amount. Any impairment loss shall be allocated to reduce the carrying amount of any goodwill and intangible assets with indefinite useful-life of the cash-generating unit; and then, to the other long-lived assets of the CGUs. Fair value estimates are based on quoted market values in active markets, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including discounted value of estimated future cash flows, market multiples or third-party appraisal valuations. Any impairment of long-lived assets other than goodwill may be subsequently reversed under certain circumstances.

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(n)	Trade Accounts Payable and Accrued Expenses

Trade accounts payable and accrued expenses are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Trade accounts payable and accrued expenses are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

Trade accounts payable and accrued expenses are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

Trade accounts payable and accrued expenses are presented as a single item of consolidated current liabilities in the consolidated statements of financial position as of December 31, 2025 and 2024.

(o)	Debt

Debt is recognized initially at fair value, net of transaction costs incurred. Debt is subsequently carried at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the consolidated statement of income or loss over the period in which the debt is outstanding using the effective interest method.

Fees paid on the establishment of debt facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a pre-payment for liquidity services and amortized over the period of the facility to which it relates. The fee is deducted from the amount of the financial liability when it is initially recognized, or recognized in the consolidated statement of income when the issue is no longer expected to be completed.

Current portion of long-term debt and interest payable are presented as a separate line item in the consolidated statements of financial position as of December 31, 2025 and 2024.

Debt early redemption costs are recognized as finance expense in the consolidated statement of income.

(p)	Customer Advances

Customer advance agreements are contract liabilities presented by the Group in the consolidated statement of financial position. The Group recognizes a contract liability when a customer pays consideration, or the Group has a right to an amount of consideration that is unconditional, before the Group transfers services or goods to the customer. A contract liability is a Group’s obligation to transfer services or goods to a customer for which the Group has received consideration (or an amount of consideration is due) to a customer. In addition, the Group recognizes contract assets upon the approval of non-cancellable contracts that generate an unconditional right to receive cash consideration prior to services being rendered. The Company’s management has consistently recognized that an amount of consideration is due, for legal, finance and accounting purposes, when a short-term non-interest bearing note is received from a customer in connection with an advance agreement entered into with the customer for services or goods to be provided by the Group in the short term.

(q)	Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount has been reliably estimated. Provisions are not recognized for future operating losses.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provisions due to passage of time is recognized as interest expense.

(r)	Equity

The capital stock includes the effect of restatement through December 31, 1997, determined by applying a general price index that reflected changes in general purchasing power from the dates capital was contributed until December 31, 1997, the date through which the Mexican economy was considered hyperinflationary under the guidelines of IFRS Accounting Standards.

Where any company in the Group purchases shares of the Company’s capital stock (shares repurchased), the consideration paid, including any directly attributable incremental costs is deducted from equity attributable to stockholders of the Company until the shares are cancelled, reissued, or sold. Where such shares repurchased are subsequently reissued or sold, any consideration received, net of any directly attributable incremental transaction costs, is included in equity attributable to stockholders of the Company.

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(s)	Revenue Recognition and Contract Costs

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for services provided. The Group recognizes revenue when the amount of revenue can be reliably measured; when it is probable that future economic benefits will flow to the entity; and when specific criteria have been met for each of the Group’s activities, as described below. The Group bases its estimate of return on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

The Group derives the majority of its revenues from telecommunications-related business activities (see Notes 3 and 26). Revenues are recognized when the service is provided, and collection is probable. A summary of revenue recognition policies by significant activity is as follows:

●
Cable television, internet and telephone subscription, and pay-per-view and installation fees are recognized in the period in which the services are rendered.

●
Satellite program service revenues, including advances from customers for future direct-to-home (“DTH”) program services, are recognized at the time the service is provided.

●
Revenues from other telecommunications and data services are recognized in the period in which these services are provided. Other telecommunications services include long distance and local telephony, as well as leasing and maintenance of telecommunications facilities.

●
In respect of revenues from multiple products or services, the Group evaluates whether it has fair value evidence for each deliverable in the transaction. The Group sells cable television, internet and telephone subscription to subscribers in a bundled package at a lower rate than if the subscriber purchases each product on an individual basis.

Contract Costs

Incremental costs for obtaining contracts with customers, primarily commissions, are recognized as contract costs (assets) in the Group’s consolidated statement of financial position and amortized in the expected life of contracts with customers.

The Group has recognized assets from incremental costs of obtaining contracts with customers, primarily commissions, which were classified as current and non-current assets in its consolidated financial statements as of December 31, 2025 and 2024, as follows:

Contract costs:
At January 1, 2025	Ps.	3,971,142
Additions		1,772,471
Amortization		(1,590,789)
Total contract costs at December 31, 2025		4,152,824
Less:
Current Contract Costs		1,499,798
Total non-current contract costs	Ps.	2,653,026

Contract costs:
At January 1, 2024	Ps.	5,330,186
Additions		1,414,599
Amortization		(1,680,496)
Impairment		(1,093,147)
Total contract costs at December 31, 2024		3,971,142
Less:
Current Contract Costs		1,483,022
Total non-current contract costs	Ps.	2,488,120

Amortization of contract costs is based upon the carrying amount of the assets in use and is computed using the straight-line method over estimated useful lives of five years.

(t)	Interest Income

Interest income is recognized using the effective interest method. When a loan and receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flows discounted at the original effective interest rate of the instrument and continues unwinding the discount as interest income. Interest income on impaired loans and receivables is recognized using the original effective interest rate.

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(u)	Employee Benefits

Pension and Seniority Premium Obligations

Plans exist for pensions and seniority premiums (post-employment benefits), for most of the Group’s employees, and are partially funded through irrevocable trusts. Increases or decreases in the consolidated liability for post-employment benefits are based upon actuarial calculations. Contributions to the trusts are determined at discretion of management based on actuarial estimates of funding requirements. Payments of post-employment benefits are made by the trust administrators. The defined benefit obligation is calculated annually using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of government bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension obligation.

Remeasurement of post-employment benefit obligations related to experience adjustments and changes in actuarial assumptions of post-employment benefits are recognized in the period in which they are incurred as part of other comprehensive income or loss in consolidated equity.

Profit Sharing

The employees’ profit sharing required to be paid under certain circumstances in Mexico, is recognized as a direct benefit to employees in the consolidated statements of income in the period in which it is incurred. The profit sharing is paid to employees on a yearly basis and calculated by the Mexican companies in the Group at the statutory rate of 10% on their respective adjusted income in accordance with the Federal Labor Law. There is a cap on the payment of profit sharing of up to three months of salary per employee (see Note 21).

Termination Benefits

Termination benefits, which mainly represent severance payments by law, are recorded in the consolidated statement of income. The Group recognizes termination benefits at the earlier of the following dates: (a) when the Group can no longer withdraw the offer of those benefits; and (b) when the entity recognizes costs for a restructuring plan that involves the payment of termination benefits.

(v)	Income Taxes

The income taxes for the period comprise current and deferred income taxes. Income taxes are recognized in the consolidated statement of income, except to the extent that they relate to items recognized in other comprehensive income or directly in equity. In this case, the income taxes are recognized in other comprehensive income.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the statement of financial position date in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income taxes are recognized on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements of the consolidated companies in the Group. However, deferred income tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income taxes are not accounted for if they arise from initial recognition of an asset or liability in a transaction (other than in a business combination) that at the time of the transaction affects neither accounting nor taxable income or loss. Deferred income taxes are determined using tax rates (and laws) that have been enacted or substantively enacted by the statement of financial position date and are expected to apply when the related deferred income tax asset is recovered, or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences and tax loss carryforwards can be utilized. For this purpose, the Group takes into consideration all available positive and negative evidence, including factors such as market conditions, industry analysis, projected taxable income, carryforward periods, current tax structure, potential changes or adjustments in tax structure, and future reversals of existing temporary differences.

Deferred income tax liabilities are provided on taxable temporary differences associated with investments in subsidiaries, joint ventures and associates, except for deferred income tax liabilities where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred income tax assets are provided on deductible temporary differences associated with investments in subsidiaries, joint ventures and associates, to the extent that it is probable that there will be sufficient taxable income against which to utilize the benefit of the temporary difference, and it is expected to reverse in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

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(w)	Derivative Financial Instruments

The Group recognizes derivative financial instruments as either assets or liabilities in the consolidated statements of financial position and measures such instruments at fair value. The accounting for changes in the fair value of a derivative financial instrument depends on the intended use of the derivative financial instrument and the resulting designation. For a derivative financial instrument designated as a cash flow hedge, the effective portion of such derivative’s gain or loss is initially reported as a component of other comprehensive income or loss and subsequently reclassified into income or loss when the hedged exposure affects income. The ineffective portion of the gain or loss is reported in income immediately. For a derivative financial instrument designated as a fair value hedge, the gain or loss is recognized in income or loss in the period of change together with the offsetting loss or gain on the hedged item attributed to the risk being hedged. When a hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income remains in equity until the forecast transaction occurs. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately reclassified to income or loss. For derivative financial instruments that are not designated as accounting hedges, changes in fair value are recognized in income or loss in the period of change. During the years ended December 31, 2025, 2024 and 2023, certain derivative financial instruments qualified for hedge accounting (see Note 15).

(x)	Comprehensive Income or Loss

Comprehensive income or loss for the period includes the net income or loss for the period presented in the consolidated statement of income or loss plus other comprehensive income or loss for the period reflected in the consolidated statement of comprehensive income or loss.

(y)	Share-based Payment Agreements

Key officers and employees of certain subsidiaries of the Company have entered into agreements for the conditional sale of the Company’s shares under the Company’s Long-Term Retention Plan (“LTRP”). The share-based compensation expense is measured at fair value at the date the equity benefits are conditionally sold to these officers and employees and recognized as a charge to consolidated income or loss (administrative expense) over the vesting period. The Group recognized a share-based compensation expense of Ps.373,509, Ps.488,832 and Ps.748,500 for the years ended December 31, 2025, 2024 and 2023, respectively, which was credited in consolidated stockholders’ equity for each of those years, respectively (see Note 17).

(z)	New and Amended IFRS Accounting Standards

The Group adopted some amendments and improvements to certain IFRS Accounting Standards that became effective in 2025, 2024 and 2023, which did not have any significant impact on the Group’s consolidated financial statements.

Below is a list of the new and amended IFRS Accounting Standards that have been issued by the IASB and will be effective for annual reporting periods beginning on January 1, 2026 and 2027.

New or Amended IFRS Accounting Standard	Title of the IFRS Accounting Standard	Effective for Annual Reporting Periods Beginning On or After
Annual Improvements (1)	Annual Improvements to IFRS Accounting Standards – Volume 11	January 1, 2026
Amendments to IFRS 9 and IFRS 7 (1)	Amendments to the classification and Measurement of Financial Instruments	January 1, 2026
IFRS 18	Presentation and Disclosure in Financial Statements	January 1, 2027
IFRS 19 (1) (2)	Subsidiaries without Public Accountability: Disclosures	January 1, 2027
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	Postponed
Amendments to IFRS 9 and IFRS 7 (1)	Contracts Referencing Nature-dependent Electricity	January 1, 2026
Amendments to IFRS 19 (1)	Subsidiaries without Public Accountability: Disclosures	January 1, 2027
Amendments to IAS 21 (1)	Translation to a Hyperinflationary Presentation Currency	January 1, 2027

(1) This new or amended IFRS Accounting Standard is not expected to have a significant impact on the Group’s consolidated financial statements.
(2) An entity may elect to apply this IFRS Accounting Standard for reporting periods beginning on or after this date.

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Annual Improvements to IFRS Accounting Standards – Volume 11, were issued by the IASB in July 2024. These amendments include clarifications, simplifications, corrections and changes aimed at improving the consistency of several IFRS Accounting Standards.  These amendments are effective for annual periods beginning on or after 1 January 2026, with early application permitted. The following table lists the amended IFRS Accounting Standards or guidance and the subject of the amendments.

Amended IFRS Accounting Standard or Guidance	Subject of Amendments
IFRS 1 First-time Adoption of International Financial Reporting Standards	Hedge accounting by a first-time adopter
IFRS 7 Financial Instruments: Disclosures	Gain or loss on derecognition
Guidance on implementing IFRS 7 Financial Instruments: Disclosures	Introduction - Disclosure of deferred difference between fair value and transaction price - Credit risk disclosures
IFRS 9 Financial Instruments	Derecognition of lease liabilities - Transaction price
IFRS 10 Consolidated Financial Statements	Determination of a ‘de facto agent’
IAS 7 Statement of Cash Flows	Cost method

Amendments to IFRS 9 and IFRS 7 Amendments to the Classification and Measurement of Financial Instruments, were issued by the IASB in May 2024, to address the classification of financial assets with environmental, social and corporate governance (ESG) and similar features, by clarifying how the contractual cash flows on loans with ESG-linked features should be assessed. These amendments also address the settlement of liabilities through electronic payment systems, by clarifying the date on which a financial asset or financial liability is derecognized and developing an accounting policy option to allow a company to derecognize a financial liability before it delivers cash on the settlement date if specified criteria are met. The amendments are effective for annual reporting periods beginning on or after 1 January 2026, with early application permitted.

IFRS 18 Presentation and Disclosure in Financial Statements (“IFRS 18”), was issued by the IASB in April 2024, introducing new requirements to improve comparability in the statement of income; enhance transparency of management-defined performance measures; and provide more useful grouping of information in the financial statements. IFRS 18 replaces IAS 1 Presentation of Financial Statements (“IAS 1”) and carries forward many requirements from IAS 1 unchanged. IFRS 18 introduces three defined categories for income and expenses: operating, investing and financing, to improve the structure of the statement of income, and requires all companies to provide new defined subtotals, including operating profit. All entities are additionally required to use the operating profit subtotal as the single starting point for the indirect method of reporting cash flows from operating activities. IFRS 18 also requires companies to disclose explanations of those company-specific measures that are related to the statement of income, referred to as management-defined performance measures (“MPMs”). MPMs are required to be disclosed in the financial statements in a single note with reconciliations to IFRS Accounting Standards measures. IFRS 18 sets out enhanced guidance on how to organize information and whether to provide it in the primary financial statements or in the notes. IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, with early application permitted. Upon adoption, IFRS 18 should be applied on a fully retrospective basis, requiring the restatement of the comparative periods presented in an entity’s financial statements. The Group’s management continues assessing the impact of adoption of IFRS 18 on its consolidated financial statements and has started the implementation of this IFRS Accounting Standard. The adoption of IFRS 18 will primarily affect (i) the classification of certain items of income and expense into the new categories of the consolidated statement of income, with an impact on the reported consolidated operating income, which effect has not been determined yet; and (ii) certain presentation of the operating activities in the consolidated statement of cash flows.

IFRS 19 Subsidiaries without Public Accountability: Disclosures (“IFRS 19”), was issued by the IASB in May 2024, to permit eligible subsidiaries to use IFRS Accounting Standards with reduced disclosures. Applying IFRS 19 will reduce the costs of preparing subsidiaries’ financial statements while maintaining the usefulness of the information for users of their financial statements. When a parent company prepares consolidated financial statements that comply with IFRS Accounting Standards, its subsidiaries are required to report to the parent using IFRS Accounting Standards. However, for their own financial statements, subsidiaries are permitted to use IFRS Accounting Standards, the IFRS for SMEs Accounting Standard or national accounting standards. Subsidiaries are eligible to apply IFRS 19 if they do not have public accountability, and their parent company applies IFRS Accounting Standards in their consolidated financial statements. A subsidiary does not have public accountability if it does not have equities or debt listed on a stock exchange and does not hold assets in a fiduciary capacity for a broad group of outsiders. An entity may elect to apply this Standard for reporting periods beginning on or after 1 January 2027. Earlier application is permitted.

Amendments to IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associate or Joint Venture, were issued by the IASB in September 2014, and addressed and acknowledged an inconsistency between the requirements in IFRS 10 Consolidated Financial Statements and those in IAS 28 Investments in Associates and Joint Ventures, in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognized when a transaction involves a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction involves assets that do not constitute a business, even if these assets are housed in a subsidiary. In December 2015, the IASB decided to postpone the effective date of these amendments indefinitely. Entities are required to apply these amendments prospectively to the sale or contribution of assets occurring in annual periods beginning on or after a date to be determined by the IASB. Earlier application is permitted. If an entity applies these amendments earlier, it shall disclose that fact.

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Amendments to IFRS 9 and IFRS 7 Contracts Referencing Nature-dependent Electricity, were issued by the IASB in December 2024, to help companies report the financial effects of nature-dependent electricity contracts, which are often structured as power purchase agreements. Nature-dependent electricity contracts help companies to secure their electricity supply from sources such as wind and solar power. The amount of electricity generated under these contracts can vary based on uncontrollable factors such as weather conditions. Current accounting requirements may not adequately capture how these contracts affect a company’s performance. These amendments are required to be applied for annual reporting periods beginning on or after 1 January 2026. Companies can apply the amendments earlier.

Amendments to IFRS 19 Subsidiaries without Public Accountability: Disclosures, were issued by the IASB in August 2025, and included reduced disclosure requirements for other Standards or amendments issued up to February 2021. The newly issued amendments to IFRS 19 help eligible subsidiaries by reducing disclosure requirements for Standards and amendments issued between February 2021 and May 2024, specifically: (i) IFRS 18 Presentation and Disclosure in Financial Statements; (ii) Supplier Finance Arrangements (Amendments to IAS 7 and IFRS 7); (iii) International Tax Reform—Pillar Two Model Rules (Amendments to IAS 12); (iv) Lack of Exchangeability (Amendments to IAS 21); and (v) Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7). With these amendments, IFRS 19 reflects the changes to IFRS Accounting Standards that take effect up to January 1, 2027, when IFRS 19 will be applicable.

Amendments to IAS 21 Translation to a Hyperinflationary Presentation Currency, were issued by the IASB in November 2025 and clarify how companies should translate financial statements from a non-hyperinflationary currency into a hyperinflationary one. These amendments require an entity to translate amounts from a functional currency that is the currency of a non-hyperinflationary economy to a presentation currency that is the currency of a hyperinflationary economy using the closing rate at the date of the most recent statement of financial position. The amendments to IAS 21 The Effect of Changes in Foreign Exchange Rates are effective for annual periods beginning on or after January 1, 2027, with early application permitted.

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[800600] Notes - List of accounting policies

Disclosure of significant accounting policies

Material Accounting Policies

The principal accounting policies followed by the Group and used in the preparation of its annual consolidated financial statements as of December 31, 2025, and where applicable, of its interim condensed consolidated financial statements, are summarized below. These accounting policies should be read in conjunction with the audited consolidated financial statements of the Group for the years ended December 31, 2025 and 2024, once they have been submitted to the Mexican Banking and Securities Commission ("Comisión Nacional Bancaria y de Valores" and the U.S. Securities and Exchange Commission), respectively.

(a)	Basis of Presentation

The consolidated financial statements of the Group as of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023, are presented in accordance with International Financial Reporting Standards (“IFRS Accounting Standards”), as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements have been prepared on a historical cost basis, except for the measurement at fair value of derivative financial instruments, certain financial assets, investments in equity financial instruments, plan assets of post-employment benefits and share-based payments, as described in the notes to the financial statements below.

The preparation of consolidated financial statements in conformity with IFRS Accounting Standards requires the use of certain accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. Changes in assumptions may have a significant impact on the consolidated financial statements in the period the assumptions changed. Management believes that the underlying assumptions are appropriate. The areas involving a higher degree of judgment or complexity, or areas where estimates and assumptions are material to the Group’s financial statements, are disclosed in Note 5 to these consolidated financial statements.

In the fourth quarter of 2025, the Company’s management identified changes in operations that led to adjustments in its segment information, now identifying a single reportable segment, Telecom, with three categories of revenues: Residential, Satellite and Enterprise. Beginning in the fourth quarter of 2025, the Group presents the operating results of its Cable and Sky businesses as a single reportable segment. This change in segment reporting is a result of organizational changes that integrated the operations of the Group’s Cable and Sky businesses into one single business, and that the chief operating decision maker now analyzes the results of the Group’s operation, makes decisions and assigns resources to it as a single business. The changes identified included (i) the designation of a chief executive officer and a chief financial officer of the Group’s Cable and Sky businesses as a single business; and (ii) a restructuring and integration process of the Cable and Sky businesses that was substantially concluded in the fourth quarter of 2025, which resulted in a consolidated operating cost structure between these two businesses, following the implementation of cost efficiencies and synergies across several areas including commercial, sales commissions, programming, information technology, technology, finance, and marketing, among others. Through September 30, 2025, the operating results of the Group’s Cable and Sky businesses were presented as separate reportable segments. As a result of this change in the Group’s segment reporting, the operations previously reported under the Group’s former Cable and Sky segments are now classified into a single reportable segment for any comparative periods presented (see Notes 2 (d) and 26).

The consolidated statements of income or loss of the Group for the years ended December 31, 2024 and 2023 have been prepared to present the discontinued operations following the spin-off of most of the businesses of the Group’s former Other Businesses segment effective on January 31, 2024. Accordingly, the consolidated statement of income or loss of the Group for the year ended December 31, 2023 has been re-presented from that originally reported by the Company, to present in that year the results from discontinued operations of the businesses that were spun off by the Group on January 31, 2024 (see Notes 3 and 28).

These consolidated financial statements were authorized for issuance on March 27, 2026, and on April 28, 2026, for the events disclosed in Note 29, by the Group’s Corporate Vice President of Finance.

(b)	Consolidation

The financial statements of the Group are prepared on a consolidated basis and include the assets, liabilities, and results of operations of all companies in which the Company has a controlling interest (subsidiaries). All intercompany balances and transactions have been eliminated from the Group’s consolidated financial statements.

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Subsidiaries

Subsidiaries are all entities over which the Company has control. The Company controls an entity when it is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The existence and effects of potential voting rights that are currently exercisable or convertible are considered when assessing whether or not the Company controls another entity. The subsidiaries are consolidated from the date on which control is obtained by the Company and cease to be consolidated from the date on which said control is lost.

The Group applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred to the former owners of the acquiree, and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Group recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis at the non-controlling interest’s proportionate share of the recognized amounts of acquiree’s identifiable net assets.

Acquisition-related costs are expensed as incurred.

Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non-controlling interest over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized in income or loss.

Changes in Ownership Interests in Subsidiaries without Change of Control

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions—that is, as transactions with the owners in their capacity as owners. The difference between fair value of any consideration paid and the interest acquired of the carrying amount of net assets of the subsidiary is recorded in equity. Gains or losses on disposals of non-controlling interests are also recorded in equity.

Loss of Control of a Subsidiary

When the Company ceases to have control of a subsidiary, any retained interest in the entity is remeasured to its fair value at the date when control is lost, with the change in carrying amount recognized in income or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This means that amounts previously recognized in other comprehensive income are reclassified to income or loss except for certain equity financial instruments designated irrevocably with changes in other comprehensive income or loss.

Discontinued Operations

A discontinued operation is a component of the Group that either has been disposed of or is classified as held for sale, for which its operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Group and represents a separate major line of business or operations.

Classification as a discontinued operation occurs at the earlier of disposal or when the operation meets the criteria to be classified as held for sale.

When an operation is classified as a discontinued operation, the comparative consolidated statements of income are re-presented as if the operation had been discontinued from the start of the comparative period.

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Subsidiaries of the Company

At December 31, 2025 and 2024, the main direct and indirect subsidiaries of the Company were as follows:

	Company’s Ownership Interest (1)
Subsidiaries	2025	2024
Telecom (2):
Corporativo Vasco de Quiroga, S.A. de C.V. (“CVQ”) and subsidiaries (3)	100%	100%
Empresas Cablevisión, S.A.B. de C. V. and subsidiaries (collectively, “Empresas Cablevisión”) (3)	51.5%	51.5%
Cablestar, S.A. de C.V. and subsidiaries (collectively, “Bestel”) (3)	66.4%	66.4%
Cablemás and subsidiaries (collectively, “Cablemás”) (3)	100%	100%
Televisión Internacional, S.A. de C.V. and subsidiaries (collectively, “TVI”) (3)	100%	100%
Sky DTH, S.A. de C.V. (“Sky DTH”) (3)(4)	100%	100%
Innova Holdings, S. de R.L. de C.V. (“Innova Holdings”) (3) (4)	100%	100%
Innova, S. de R. L. de C. V. (“Innova”) and subsidiaries (collectively, “Sky”) (3) (4)	100%	100%
Corporate Entities:
Grupo Telesistema, S.A. de C.V. (“Grupo Telesistema”) and subsidiaries (5)	100%	100%
Multimedia Telecom, S.A. de C.V. (“Multimedia Telecom”) (5)	100%	100%

(1) Percentage of equity interest directly or indirectly held by the Company as of December 31, 2025 and 2024.

(2) See Note 26 for a description of the Group’s segment reporting.

(3) CVQ is a direct subsidiary of the Company and the parent company of Empresas Cablevisión, Bestel, Cablemás, TVI, Sky DTH, Innova Holdings, and Sky. Cablestar, S.A. de C.V. is an indirect majority-owned subsidiary of Empresas Cablevisión.

(4) Innova is an indirect subsidiary of the Company, CVQ and Sky DTH, and a direct wholly-owned subsidiary of Innova Holdings. Sky is a satellite television provider in Mexico, Central America and the Dominican Republic. Through May 2024, the Company held a 58.7% interest in Innova Holdings and Innova. In June 2024, the Company acquired the remaining 41.3% non-controlling interest in these companies held by AT&T, by which the Company became an indirect owner of 100% of the capital stock of Innova Holdings and Innova (see Notes 3 and 19).

(5) Grupo Telesistema is a direct subsidiary of the Company and the parent company of Multimedia Telecom. As of December 31, 2025 and 2024, Grupo Telesistema and Multimedia Telecom, together with the Company, owned most of the Group’s corporate assets, including the Group’s aggregate investment in common and preferred shares of TelevisaUnivision (see Notes 3, 10 and 26).

Concessions and Permits

The Group’s Telecom operations, as well as the concessions held by the Group to broadcast programming over television stations for the signals of TelevisaUnivision, require governmental concessions and special authorizations for the provision of telecommunications and broadcasting services in Mexico. Such concessions were granted for a fixed term by the Mexican Institute of Telecommunications (Instituto Federal de Telecomunicaciones or “IFT”), subject originally to renewal in accordance with the Mexican Telecommunications and Broadcasting Law (Ley Federal de Telecomunicaciones y Radiodifusión or “LFTR”).

On July 16, 2025, the Mexican Law on Telecommunications and Broadcasting (Ley en Materia de Telecomunicaciones y Radiodifusión, or “LMTR”) was published in the Official Gazette of the Federation. The LMTR, which supersedes the LFTR as of October 20, 2025, transfers the functions of the IFT to the Mexican Telecommunications Regulatory Commission (Comisión Reguladora de Telecomunicaciones, or “CRT”). The CRT is a decentralized entity within the Mexican Digital Transformation and Telecommunications Agency (Agencia de Transformación Digital y Telecomunicaciones, or “ATDT”), a federal agency of the Mexican government.

Under the LTRM, renewal of concessions for the Group’s Telecom operations require, among others: (i) to request its renewal to the CRT prior to the last fifth period of the fixed term of the related concession; (ii) to be in compliance with the concession holder’s obligations under the LMTR, other applicable regulations, and the concession title; and (iii) the acceptance by the concession holder of any new conditions for renewing the concession as set forth by the CRT. The CRT shall resolve any request for renewal of the telecommunications concessions within 180 business days of its request. Failure to respond within such period of time shall be interpreted as if the request for renewal has been granted.

The Group holds a number of concessions by the Mexican government that authorizes it to broadcast programming over television stations for the signals of TelevisaUnivision. The payments made by the Group for these broadcasting concessions are accounted for as intangible assets in the Group’s consolidated statement of financial position (see Notes 13, 20 and 26).

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Under the LMTR, the renewal of broadcasting concessions for broadcast programming operations over television stations for TelevisaUnivision signals requires, among other things: (i) that the concessionaire submit the renewal request to the CRT, in the case of broadcasting services, no later than six months prior to the expiration of the term of the relevant concession; (ii) that the concessionaire be in compliance with its obligations under the LMTR, other applicable regulations, and the concession title; (iii) a determination by the CRT, within thirty business days following the submission of the request, as to whether there is a public interest in recovering the spectrum granted under the relevant concession, in which case the CRT will notify the concessionaire and the concession will terminate upon expiration of its term; and (iv) if no such public interest exists, the granting of the requested extension, subject to the concessionaire’s prior acceptance of the new conditions established by the CRT, which will include the payment of a corresponding fee.

The regulations of the telecommunications and the broadcasting concessions establish that at the end of the concessions, the frequency bands or spectrum attached to the services provided in the concessions shall return to the Mexican government. In addition, at the end of the concession, the Mexican government will have the preferential right to acquire infrastructure, equipment and other goods directly used in the provision of the concession. If the Mexican government were to exercise its right to acquire infrastructure, equipment and other goods, it would be required to pay a price that is equivalent to a formula that is similar to fair value. To the knowledge of the Company’s management, no spectrum granted for broadcasting services in Mexico has been recovered by the Mexican government in at least the past three decades for public interest reasons. However, the Company’s management is unable to predict the outcome of any action by CRT in this regard. In addition, these assets, by themselves, would not be enough to immediately begin broadcasting or offering satellite pay TV services or telecommunications services, as no content producing assets or other equipment necessary to operate the business would be included.

Additionally, the Group’s Satellite business in Central America and the Dominican Republic require concessions or permits granted by local regulatory authorities for a fixed term, subject to renewal in accordance with local laws.

The accounting guidelines provided by IFRIC 12 Service Concession Arrangements, are not applicable to the Group due primarily to the following factors: (i) the Mexican government does not substantially control the Group’s infrastructure, what services are provided with the infrastructure and the price at which such services are offered; (ii) the Group’s broadcasting service does not constitute a public service as per the definition in IFRIC 12; and (iii) the Group is unable to divide its infrastructure among the public (telephony and possibly Internet services) and non-public (pay TV) service components.

At December 31, 2025, the expiration dates of the Group’s concessions and permits were as follows:

Operations	Expiration Dates
Telecom:
Telecommunications concessions and permits	Various from 2026 to 2059
Broadcasting concessions Corporate assets: (1)	In 2042 and 2052

(1)
Broadcasting concessions include 23 concessions for the use of spectrum that comprise the Group’s 225 TV stations for the signals of TelevisaUnivision, for a term of 20 years, starting in January 2022 and ending in January 2042, and six concessions to provide digital broadcasting television services on such TV stations, for a term of 30 years, starting in January 2022 and ending in January 2052. In 2018, the Group paid an aggregate amount of Ps.5,753,349 in cash for the broadcasting concessions for the use of spectrum and recognized this payment as an intangible asset in its consolidated statement of financial position. This amount is being amortized over a period of 20 years beginning on January 1, 2022, by using the straight-line method (see Notes 13, 20 and 26).

The concessions or permits held by the Group are not subject to any significant pricing regulations in the ordinary course of business.

(c)	Investments in Associates and Joint Ventures

Associates are those entities over which the Group has significant influence but not control or joint control, over the financial and operating policies, generally those entities with a shareholding of between 20% and 50% of the voting rights. Investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each investor. Joint ventures are those joint arrangements where the Group exercises joint control with one or more stockholders, without exercising control individually, and have rights to the net assets of the joint arrangements. Investments in associates and joint ventures are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of the net assets of the investee after the date of acquisition. The investor’s income or loss includes its share of the investee’s income or loss and the investor’s other comprehensive income includes its share of the investee’s other comprehensive income.

The Group’s investments in associates include an equity interest in TelevisaUnivision represented by 43.2% and 43.0% of the outstanding total common and preferred shares of TelevisaUnivision on an as-converted basis (excluding unvested and/or unsettled stock, restricted stock units and options of TelevisaUnivision) as of December 31, 2025 and 2024, respectively (see Note 10).

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If the Group’s share of losses of an associate or a joint venture equals or exceeds its interest in the investee, the Group discontinues recognizing its share of further losses. The interest in an associate or a joint venture is the carrying amount of the investment in the investee under the equity method together with any other long-term investment that, in substance, form part of the Group’s net investment in the investee. After the Group’s interest is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture.

Any gain or loss resulting from a downstream transaction involving assets that constitute a business, as defined in IFRS 3 Business Combinations, between the Company (including its consolidated subsidiaries) and its associate or joint venture is recognized in full in the Group’s financial statements.

(d)	Segment Reporting

Beginning in the fourth quarter of 2025, the Group’s single operating segment is reported in a manner consistent with the internal reporting provided to the chief operating decision maker, who is responsible for allocating resources and assessing performance for the Group’s single operating segment (see Notes 2 (a) and 26).

(e)	Foreign Currency Translation

Functional and Presentation Currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which each of the Group´s entity operates (“functional currency”). The presentation currency of the Group’s consolidated financial statements is the Mexican peso.

Transactions and Balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or measurement where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income as part of finance income or expense, except when recognized in other comprehensive income as qualifying cash flow hedges and qualifying net investment hedges.

Changes in the fair value of monetary securities denominated in foreign currency classified as investments in financial instruments are analyzed between exchange differences resulting from changes in the amortized cost of the security and other changes in the carrying amount of the security. Translation differences related to changes in amortized cost are recognized in income or loss, and other changes in carrying amount are recognized in other comprehensive income or loss.

Translation of Foreign Operations
The financial statements of the Group’s foreign entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows: (a) assets and liabilities are translated at the closing rate at the date of the statement of financial position; (b) income and expenses are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); (c) stockholders' equity accounts are translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated and (d) all resulting translation differences are recognized in other comprehensive income or loss.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate. Translation differences arising are recognized in other comprehensive income or loss.

Assets and liabilities in foreign currencies of non-Mexican subsidiaries that have the Mexican Peso as a functional currency and that keep its books and records in a different currency are initially converted to Mexican Pesos by utilizing the exchange rate on the statement of financial position date for monetary assets and liabilities, and historical exchange rates for non-monetary items, with the related adjustment included in the consolidated statement of income as finance income or expense.

A portion of the Group’s outstanding principal amount of its U.S. dollar denominated long-term debt (hedging instrument, disclosed in the line item “Long-term debt, net of current portion” of the consolidated statement of financial position) has been designated as a hedge of a net investment in a foreign operation in connection with the Group’s investment in shares of TelevisaUnivision (hedged item), which amounted to U.S.$2,258.7 million (Ps.40,694,190) and U.S.$2,071.1 million (Ps.43,220,986) as of December 31, 2025 and 2024, respectively. Consequently, any foreign exchange gain or loss attributable to this designated hedging long-term debt is credited or charged directly to other comprehensive income or loss as a cumulative result from foreign currency translation to the extent that the hedge is effective (see Notes 10, 14 and 18).

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A portion of the Group’s outstanding principal amount of its U.S. dollar denominated long-term debt (hedging instrument, disclosed in the line item “Long-term debt, net of current portion” of the consolidated statement of financial position) has been designated as a fair value hedge of foreign exchange exposure related to its investment in Open-Ended Fund (hedged item), which amounted to U.S.$45.4 million (Ps.817,332) and U.S.$37.6 million (Ps.784,769), as of December 31, 2025 and 2024, respectively. Consequently, any foreign exchange gain or loss attributable to this designated hedging long-term debt is credited or charged directly to other comprehensive income or loss to the extent that the hedge is effective, along with the recognition in the same line item of any foreign currency gain or loss of this investment in Open-Ended Fund (see Notes 9, 14 and 18).

(f)	Cash and Cash Equivalents and Short-term Investments

Cash and cash equivalents consist of cash on hand and all highly liquid investments with an original maturity of three months or less at the date of acquisition. Cash is stated at nominal value and cash equivalents are measured at fair value, and the changes in the fair value are recognized in the statement of income.

Short-term investments consist of financial instruments with a maturity of over three months and up to one year at the date of acquisition. Short-term investments are measured at fair value with changes in fair value recognized in finance income in the consolidated income statement.

As of December 31, 2025 and 2024, cash equivalents primarily consisted of fixed short-term deposits and corporate fixed income securities denominated in U.S. dollars and Mexican pesos, with an average yield of approximately 4.10% for U.S. dollar deposits and 8.55% for Mexican peso deposits in 2025, and approximately 4.99% for U.S. dollar deposits and 10.73% for Mexican peso deposits in 2024.

(g)	Transmission Rights

The Group incurs costs related to the license of the rights to use content owned by third parties and sports rights on its owned pay television platforms, which are described as transmission rights in the Group’s consolidated statement of financial position. The Group classifies transmission rights as current and non-current assets.

Transmission rights are valued at the lesser of acquisition cost and net realizable value.

Transmission rights are recognized from the point at which the legally enforceable license period begins. Until the license term commences and the transmission rights are available, payments made are recognized as prepayments. Cost of revenues is calculated and recorded for the month in which transmission rights are matched with related revenues.

Transmission rights are recognized in income on a straight-line basis over the lives of the contracts.

(h)	Inventories

Inventories of materials and supplies for maintenance of technical equipment are recorded at the lower of cost or its net realizable value. The net realizable value is the estimated selling price in the normal course of business, less estimated costs to conduct the sale. Cost is determined using the average cost method.

(i)	Financial Assets

The Group classifies its financial assets in accordance with IFRS 9 Financial Instruments (“IFRS 9”). Under the guidelines of IFRS 9, the Group classifies financial assets as subsequently measured at amortized cost, fair value through other comprehensive income or loss (“FVOCIL”), or fair value through income or loss (“FVIL”), based on the Company’s business model for managing the financial assets and the contractual cash flows characteristics of the financial asset.

Financial Assets Measured at Amortized Cost

Financial assets are measured at amortized cost when the objective of holding such financial assets is to collect contractual cash flows, and the contractual terms of the financial asset give rise on specified dates to cash flows that are only payments of principal and interest on the principal amount outstanding. These financial assets are initially recognized at fair value plus transaction costs and subsequently carried at amortized cost using the effective interest rate method, with changes in carrying amount recognized in the consolidated statement of income in the line which most appropriately reflects the nature of the item or transaction. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period that are included in non-current assets. The Group’s financial assets measured at amortized costs are primarily presented as “trade accounts receivable”, “other accounts receivable”, and “due from related parties” in the consolidated statement of financial position (see Note 7).

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Financial Assets Measured at FVOCIL

Financial assets are measured at FVOCIL when the objective of holding such financial assets is both collecting contractual cash flows and selling financial assets, and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The Group’s investments in certain equity instruments have been designated to be measured at FVOCIL, as permitted by IFRS 9. In connection with this designation, any amounts presented in consolidated other comprehensive income or loss are not subsequently transferred to consolidated income. Dividends from these equity instruments are recognized in consolidated income or loss when the right to receive payment of the dividend is established, and such dividend is probable to be paid to the Group.

Financial Assets at FVIL

Financial assets at FVIL are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are also categorized as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if expected to be settled within 12 months, otherwise they are classified as non-current.

Impairment of Financial Assets

The Group assesses on a forward-looking basis the expected credit losses associated with its financial assets carried at FVOCIL. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

For trade accounts receivables, the Group applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the trade accounts receivables (see Note 7).

Offsetting of Financial Instruments

Financial assets are offset against financial liabilities and the net amount reported in the consolidated statement of financial position if, and only when the Group: (i) currently has a legally enforceable right to set off the recognized amounts; and (ii) intends either to settle on a net basis, or to realize the assets and settle the liability simultaneously.

(j)	Property, Plant and Equipment, and Investment Property

Property, plant and equipment are recorded at acquisition cost.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The cost of replacing part of an item of property, plant and equipment is recognized in the carrying amount of such item. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to income or loss during the financial period in which they are incurred.

The costs of dismantling items of property, plant and equipment are recognized at the present value of the expected cost related to the dismantling obligations. These dismantling obligations are primarily related to the use of the Group’s cable networks during a particular period and presented as part of other long-term liabilities in the Group’s consolidated statements of financial position. As of December 31, 2025 and 2024, the present value of the Group’s dismantling obligations amounted to Ps.1,151,342 and Ps.1,126,997, respectively.

Depreciation of property, plant and equipment is based upon the carrying amount of the assets, less their estimated residual values, if any, and is computed using the straight-line method over the estimated useful lives of the asset, as follows:

Estimated Useful Lives
Buildings	20-50 years
Networks and technical equipment	3-30 years
Satellite transponders	15 years
Furniture and fixtures	10-15 years
Transportation equipment	4-8 years
Computer equipment	3-6 years
Leasehold improvements	5-20 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is higher than its estimated recoverable amount.

Gains and losses on disposals of assets are determined by comparing the proceeds with the carrying amount and are recognized within other income or expense in the consolidated statement of income or loss.

If significant parts of an item of property, plant and equipment have different useful lives, then they are classified as separate items (major components) of property, plant and equipment.
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Investment Property

Investment property is property of the Group (land or a building or part of a building or both) held to earn rentals rather than for use in the production or supply of goods or services, or for administrative purposes, or sale in the ordinary course of business.

Depreciation of investment property is based upon the carrying amount of the assets in use and the estimated residual value of the assets, if any and is computed using the straight-line method over the estimated useful lives of the asset, as follows:

Estimated Useful Lives
Buildings	20-65 years

The Group’s investment property is measured at cost less any accumulated depreciation and any accumulated impairment losses.

(k)	Lease Agreements

As a lessee, the Group recognizes a right-of-use asset representing its right to use the underlying asset in a lease agreement, and a lease liability representing its obligation to make lease payments.

Right-of-use assets are measured at cost comprising the following: the amount of the initial measurement of lease liability, any lease payments made at or before the commencement date, less any lease incentives received, any initial direct costs and restoration costs.

Right-of-use assets are generally depreciated over the shorter of the asset’s useful life and the lease term, on a straight–line basis. If the Group is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life.

Payments associated with short-term leases of equipment and vehicles and mostly leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less.

The Group recognizes a depreciation of right-of-use assets for long-term lease agreements, and a finance expense for interest from related lease liabilities.

The Group leases its investment property consisting of certain owned building and land property (see Note 11). These lease agreements are classified as operating leases from a lessor perspective.

(l)	Intangible Assets and Goodwill

Intangible assets and goodwill are recognized at acquisition cost. Intangible assets and goodwill acquired through business combinations are recorded at fair value at the date of acquisition. Intangible assets with indefinite useful lives, which include trademarks, concessions, and goodwill, are not amortized, and subsequently recognized at cost less accumulated impairment losses. Intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives, as follows:

Estimated Useful Lives
Trademarks with finite useful lives	4 years
Licenses	3-10 years
Subscriber lists	4-5 years
Payments for renewal of concessions	20 years
Other intangible assets	3-20 years

Trademarks

The Group determines its acquired trademarks to have an indefinite life when they are expected to generate net cash inflows for the Group indefinitely. Additionally, the Group considers that there are no legal, regulatory or contractual provisions that limit the useful lives of trademarks. The Group has not capitalized any amounts associated with internally developed trademarks.

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Concessions

The Group defined concessions to have an indefinite useful life due to the fact that the Group has a history of renewing its concessions upon expiration, has maintained the concessions granted by the Mexican government, and has no foreseeable limit to the period over which the assets are expected to generate net cash inflows. In addition, the Group is committed to continue to invest for the long term to extend the period over which the broadcasting and telecommunications concessions are expected to continue to provide economic benefits. These concessions are not amortized, but instead they are subject to impairment testing at least annually. The useful life of concessions that is not being amortized is reviewed in each annual reporting period to determine whether events and circumstances continue to support an indefinite useful life for these concessions. Historically, the Group has renewed its telecommunications’ concessions upon expiration and generally all conditions necessary to obtain renewal have been satisfied and the cost to renew these concessions has not been significant.

Any fees paid by the Group to regulatory authorities for concessions renewed are determined to have finite useful lives and are amortized on a straight-line basis over the fixed term of the related concession.

Goodwill

Goodwill arises on the acquisition of a business and represents the excess of the consideration transferred over the Group’s interest in net fair value of the identifiable assets, liabilities and contingent liabilities of the acquiree and the fair value of the non-controlling interest in the acquiree.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash generating units (“CGUs”), or groups of CGUs, that are expected to benefit from the synergies of the combination. Each unit or group of units to which the goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes.

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying amount of goodwill is compared to the recoverable amount, which is the higher of the value in use and the fair value less costs to sell. Any impairment of goodwill is recognized as an expense in the consolidated statement of income or loss and is not subject to be reversed in subsequent periods.

(m)	Impairment of Long-lived Assets

The Group reviews for impairment the carrying amounts of its long-lived assets, tangible and intangible, whenever events or changes in business circumstances indicate that these carrying amounts may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. To determine whether an impairment exists, the carrying amount of the cash generating unit is compared with its recoverable amount. Any impairment loss shall be allocated to reduce the carrying amount of any goodwill and intangible assets with indefinite useful-life of the cash-generating unit; and then, to the other long-lived assets of the CGUs. Fair value estimates are based on quoted market values in active markets, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including discounted value of estimated future cash flows, market multiples or third-party appraisal valuations. Any impairment of long-lived assets other than goodwill may be subsequently reversed under certain circumstances.

(n)	Trade Accounts Payable and Accrued Expenses

Trade accounts payable and accrued expenses are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Trade accounts payable and accrued expenses are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

Trade accounts payable and accrued expenses are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

Trade accounts payable and accrued expenses are presented as a single item of consolidated current liabilities in the consolidated statements of financial position as of December 31, 2025 and 2024.

(o)	Debt

Debt is recognized initially at fair value, net of transaction costs incurred. Debt is subsequently carried at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the consolidated statement of income or loss over the period in which the debt is outstanding using the effective interest method.

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Fees paid on the establishment of debt facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a pre-payment for liquidity services and amortized over the period of the facility to which it relates. The fee is deducted from the amount of the financial liability when it is initially recognized, or recognized in the consolidated statement of income when the issue is no longer expected to be completed.

Current portion of long-term debt and interest payable are presented as a separate line item in the consolidated statements of financial position as of December 31, 2025 and 2024.

Debt early redemption costs are recognized as finance expense in the consolidated statement of income.

(p)	Customer Advances

Customer advance agreements are contract liabilities presented by the Group in the consolidated statement of financial position. The Group recognizes a contract liability when a customer pays consideration, or the Group has a right to an amount of consideration that is unconditional, before the Group transfers services or goods to the customer. A contract liability is a Group’s obligation to transfer services or goods to a customer for which the Group has received consideration (or an amount of consideration is due) to a customer. In addition, the Group recognizes contract assets upon the approval of non-cancellable contracts that generate an unconditional right to receive cash consideration prior to services being rendered. The Company’s management has consistently recognized that an amount of consideration is due, for legal, finance and accounting purposes, when a short-term non-interest bearing note is received from a customer in connection with an advance agreement entered into with the customer for services or goods to be provided by the Group in the short term.

(q)	Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount has been reliably estimated. Provisions are not recognized for future operating losses.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provisions due to passage of time is recognized as interest expense.

(r)	Equity

The capital stock includes the effect of restatement through December 31, 1997, determined by applying a general price index that reflected changes in general purchasing power from the dates capital was contributed until December 31, 1997, the date through which the Mexican economy was considered hyperinflationary under the guidelines of IFRS Accounting Standards.

Where any company in the Group purchases shares of the Company’s capital stock (shares repurchased), the consideration paid, including any directly attributable incremental costs is deducted from equity attributable to stockholders of the Company until the shares are cancelled, reissued, or sold. Where such shares repurchased are subsequently reissued or sold, any consideration received, net of any directly attributable incremental transaction costs, is included in equity attributable to stockholders of the Company.

(s)	Revenue Recognition and Contract Costs

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for services provided. The Group recognizes revenue when the amount of revenue can be reliably measured; when it is probable that future economic benefits will flow to the entity; and when specific criteria have been met for each of the Group’s activities, as described below. The Group bases its estimate of return on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

The Group derives the majority of its revenues from telecommunications-related business activities (see Notes 3 and 26). Revenues are recognized when the service is provided, and collection is probable. A summary of revenue recognition policies by significant activity is as follows:

●
Cable television, internet and telephone subscription, and pay-per-view and installation fees are recognized in the period in which the services are rendered.

●
Satellite program service revenues, including advances from customers for future direct-to-home (“DTH”) program services, are recognized at the time the service is provided.

●
Revenues from other telecommunications and data services are recognized in the period in which these services are provided. Other telecommunications services include long distance and local telephony, as well as leasing and maintenance of telecommunications facilities.

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●
In respect of revenues from multiple products or services, the Group evaluates whether it has fair value evidence for each deliverable in the transaction. The Group sells cable television, internet and telephone subscription to subscribers in a bundled package at a lower rate than if the subscriber purchases each product on an individual basis.

Contract Costs

Incremental costs for obtaining contracts with customers, primarily commissions, are recognized as contract costs (assets) in the Group’s consolidated statement of financial position and amortized in the expected life of contracts with customers.

The Group has recognized assets from incremental costs of obtaining contracts with customers, primarily commissions, which were classified as current and non-current assets in its consolidated financial statements as of December 31, 2025 and 2024, as follows:

Contract costs:
At January 1, 2025	Ps.	3,971,142
Additions		1,772,471
Amortization		(1,590,789)
Total contract costs at December 31, 2025		4,152,824
Less:
Current Contract Costs		1,499,798
Total non-current contract costs	Ps.	2,653,026

Contract costs:
At January 1, 2024	Ps.	5,330,186
Additions		1,414,599
Amortization		(1,680,496)
Impairment		(1,093,147)
Total contract costs at December 31, 2024		3,971,142
Less:
Current Contract Costs		1,483,022
Total non-current contract costs	Ps.	2,488,120

Amortization of contract costs is based upon the carrying amount of the assets in use and is computed using the straight-line method over estimated useful lives of five years.

(t)	Interest Income

Interest income is recognized using the effective interest method. When a loan and receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flows discounted at the original effective interest rate of the instrument and continues unwinding the discount as interest income. Interest income on impaired loans and receivables is recognized using the original effective interest rate.

(u)	Employee Benefits

Pension and Seniority Premium Obligations

Plans exist for pensions and seniority premiums (post-employment benefits), for most of the Group’s employees, and are partially funded through irrevocable trusts. Increases or decreases in the consolidated liability for post-employment benefits are based upon actuarial calculations. Contributions to the trusts are determined at discretion of management based on actuarial estimates of funding requirements. Payments of post-employment benefits are made by the trust administrators. The defined benefit obligation is calculated annually using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of government bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension obligation.

Remeasurement of post-employment benefit obligations related to experience adjustments and changes in actuarial assumptions of post-employment benefits are recognized in the period in which they are incurred as part of other comprehensive income or loss in consolidated equity.

Profit Sharing

The employees’ profit sharing required to be paid under certain circumstances in Mexico, is recognized as a direct benefit to employees in the consolidated statements of income in the period in which it is incurred. The profit sharing is paid to employees on a yearly basis and calculated by the Mexican companies in the Group at the statutory rate of 10% on their respective adjusted income in accordance with the Federal Labor Law. There is a cap on the payment of profit sharing of up to three months of salary per employee (see Note 21).

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Termination Benefits

Termination benefits, which mainly represent severance payments by law, are recorded in the consolidated statement of income. The Group recognizes termination benefits at the earlier of the following dates: (a) when the Group can no longer withdraw the offer of those benefits; and (b) when the entity recognizes costs for a restructuring plan that involves the payment of termination benefits.

(v)	Income Taxes

The income taxes for the period comprise current and deferred income taxes. Income taxes are recognized in the consolidated statement of income, except to the extent that they relate to items recognized in other comprehensive income or directly in equity. In this case, the income taxes are recognized in other comprehensive income.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the statement of financial position date in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income taxes are recognized on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements of the consolidated companies in the Group. However, deferred income tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income taxes are not accounted for if they arise from initial recognition of an asset or liability in a transaction (other than in a business combination) that at the time of the transaction affects neither accounting nor taxable income or loss. Deferred income taxes are determined using tax rates (and laws) that have been enacted or substantively enacted by the statement of financial position date and are expected to apply when the related deferred income tax asset is recovered, or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences and tax loss carryforwards can be utilized. For this purpose, the Group takes into consideration all available positive and negative evidence, including factors such as market conditions, industry analysis, projected taxable income, carryforward periods, current tax structure, potential changes or adjustments in tax structure, and future reversals of existing temporary differences.

Deferred income tax liabilities are provided on taxable temporary differences associated with investments in subsidiaries, joint ventures and associates, except for deferred income tax liabilities where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred income tax assets are provided on deductible temporary differences associated with investments in subsidiaries, joint ventures and associates, to the extent that it is probable that there will be sufficient taxable income against which to utilize the benefit of the temporary difference, and it is expected to reverse in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

(w)	Derivative Financial Instruments

The Group recognizes derivative financial instruments as either assets or liabilities in the consolidated statements of financial position and measures such instruments at fair value. The accounting for changes in the fair value of a derivative financial instrument depends on the intended use of the derivative financial instrument and the resulting designation. For a derivative financial instrument designated as a cash flow hedge, the effective portion of such derivative’s gain or loss is initially reported as a component of other comprehensive income or loss and subsequently reclassified into income or loss when the hedged exposure affects income. The ineffective portion of the gain or loss is reported in income immediately. For a derivative financial instrument designated as a fair value hedge, the gain or loss is recognized in income or loss in the period of change together with the offsetting loss or gain on the hedged item attributed to the risk being hedged. When a hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income remains in equity until the forecast transaction occurs. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately reclassified to income or loss. For derivative financial instruments that are not designated as accounting hedges, changes in fair value are recognized in income or loss in the period of change. During the years ended December 31, 2025, 2024 and 2023, certain derivative financial instruments qualified for hedge accounting (see Note 15).

(x)	Comprehensive Income or Loss

Comprehensive income or loss for the period includes the net income or loss for the period presented in the consolidated statement of income or loss plus other comprehensive income or loss for the period reflected in the consolidated statement of comprehensive income or loss.

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(y)	Share-based Payment Agreements

Key officers and employees of certain subsidiaries of the Company have entered into agreements for the conditional sale of the Company’s shares under the Company’s Long-Term Retention Plan (“LTRP”). The share-based compensation expense is measured at fair value at the date the equity benefits are conditionally sold to these officers and employees and recognized as a charge to consolidated income or loss (administrative expense) over the vesting period. The Group recognized a share-based compensation expense of Ps.373,509, Ps.488,832 and Ps.748,500 for the years ended December 31, 2025, 2024 and 2023, respectively, which was credited in consolidated stockholders’ equity for each of those years, respectively (see Note 17).

(z)	New and Amended IFRS Accounting Standards

The Group adopted some amendments and improvements to certain IFRS Accounting Standards that became effective in 2025, 2024 and 2023, which did not have any significant impact on the Group’s consolidated financial statements.

Below is a list of the new and amended IFRS Accounting Standards that have been issued by the IASB and will be effective for annual reporting periods beginning on January 1, 2026 and 2027.

New or Amended IFRS Accounting Standard	Title of the IFRS Accounting Standard	Effective for Annual Reporting Periods Beginning On or After
Annual Improvements (1)	Annual Improvements to IFRS Accounting Standards – Volume 11	January 1, 2026
Amendments to IFRS 9 and IFRS 7 (1)	Amendments to the classification and Measurement of Financial Instruments	January 1, 2026
IFRS 18	Presentation and Disclosure in Financial Statements	January 1, 2027
IFRS 19 (1) (2)	Subsidiaries without Public Accountability: Disclosures	January 1, 2027
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	Postponed
Amendments to IFRS 9 and IFRS 7 (1)	Contracts Referencing Nature-dependent Electricity	January 1, 2026
Amendments to IFRS 19 (1)	Subsidiaries without Public Accountability: Disclosures	January 1, 2027
Amendments to IAS 21 (1)	Translation to a Hyperinflationary Presentation Currency	January 1, 2027

(1) This new or amended IFRS Accounting Standard is not expected to have a significant impact on the Group’s consolidated financial statements.
(2) An entity may elect to apply this IFRS Accounting Standard for reporting periods beginning on or after this date.

Annual Improvements to IFRS Accounting Standards – Volume 11, were issued by the IASB in July 2024. These amendments include clarifications, simplifications, corrections and changes aimed at improving the consistency of several IFRS Accounting Standards.  These amendments are effective for annual periods beginning on or after 1 January 2026, with early application permitted. The following table lists the amended IFRS Accounting Standards or guidance and the subject of the amendments.

Amended IFRS Accounting Standard or Guidance	Subject of Amendments
IFRS 1 First-time Adoption of International Financial Reporting Standards	Hedge accounting by a first-time adopter
IFRS 7 Financial Instruments: Disclosures	Gain or loss on derecognition
Guidance on implementing IFRS 7 Financial Instruments: Disclosures	Introduction - Disclosure of deferred difference between fair value and transaction price - Credit risk disclosures
IFRS 9 Financial Instruments	Derecognition of lease liabilities - Transaction price
IFRS 10 Consolidated Financial Statements	Determination of a ‘de facto agent’
IAS 7 Statement of Cash Flows	Cost method

Amendments to IFRS 9 and IFRS 7 Amendments to the Classification and Measurement of Financial Instruments, were issued by the IASB in May 2024, to address the classification of financial assets with environmental, social and corporate governance (ESG) and similar features, by clarifying how the contractual cash flows on loans with ESG-linked features should be assessed. These amendments also address the settlement of liabilities through electronic payment systems, by clarifying the date on which a financial asset or financial liability is derecognized and developing an accounting policy option to allow a company to derecognize a financial liability before it delivers cash on the settlement date if specified criteria are met. The amendments are effective for annual reporting periods beginning on or after 1 January 2026, with early application permitted.

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IFRS 18 Presentation and Disclosure in Financial Statements (“IFRS 18”), was issued by the IASB in April 2024, introducing new requirements to improve comparability in the statement of income; enhance transparency of management-defined performance measures; and provide more useful grouping of information in the financial statements. IFRS 18 replaces IAS 1 Presentation of Financial Statements (“IAS 1”) and carries forward many requirements from IAS 1 unchanged. IFRS 18 introduces three defined categories for income and expenses: operating, investing and financing, to improve the structure of the statement of income, and requires all companies to provide new defined subtotals, including operating profit. All entities are additionally required to use the operating profit subtotal as the single starting point for the indirect method of reporting cash flows from operating activities. IFRS 18 also requires companies to disclose explanations of those company-specific measures that are related to the statement of income, referred to as management-defined performance measures (“MPMs”). MPMs are required to be disclosed in the financial statements in a single note with reconciliations to IFRS Accounting Standards measures. IFRS 18 sets out enhanced guidance on how to organize information and whether to provide it in the primary financial statements or in the notes. IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, with early application permitted. Upon adoption, IFRS 18 should be applied on a fully retrospective basis, requiring the restatement of the comparative periods presented in an entity’s financial statements. The Group’s management continues assessing the impact of adoption of IFRS 18 on its consolidated financial statements and has started the implementation of this IFRS Accounting Standard. The adoption of IFRS 18 will primarily affect (i) the classification of certain items of income and expense into the new categories of the consolidated statement of income, with an impact on the reported consolidated operating income, which effect has not been determined yet; and (ii) certain presentation of the operating activities in the consolidated statement of cash flows.

IFRS 19 Subsidiaries without Public Accountability: Disclosures (“IFRS 19”), was issued by the IASB in May 2024, to permit eligible subsidiaries to use IFRS Accounting Standards with reduced disclosures. Applying IFRS 19 will reduce the costs of preparing subsidiaries’ financial statements while maintaining the usefulness of the information for users of their financial statements. When a parent company prepares consolidated financial statements that comply with IFRS Accounting Standards, its subsidiaries are required to report to the parent using IFRS Accounting Standards. However, for their own financial statements, subsidiaries are permitted to use IFRS Accounting Standards, the IFRS for SMEs Accounting Standard or national accounting standards. Subsidiaries are eligible to apply IFRS 19 if they do not have public accountability, and their parent company applies IFRS Accounting Standards in their consolidated financial statements. A subsidiary does not have public accountability if it does not have equities or debt listed on a stock exchange and does not hold assets in a fiduciary capacity for a broad group of outsiders. An entity may elect to apply this Standard for reporting periods beginning on or after 1 January 2027. Earlier application is permitted.

Amendments to IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associate or Joint Venture, were issued by the IASB in September 2014, and addressed and acknowledged an inconsistency between the requirements in IFRS 10 Consolidated Financial Statements and those in IAS 28 Investments in Associates and Joint Ventures, in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognized when a transaction involves a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction involves assets that do not constitute a business, even if these assets are housed in a subsidiary. In December 2015, the IASB decided to postpone the effective date of these amendments indefinitely. Entities are required to apply these amendments prospectively to the sale or contribution of assets occurring in annual periods beginning on or after a date to be determined by the IASB. Earlier application is permitted. If an entity applies these amendments earlier, it shall disclose that fact.

Amendments to IFRS 9 and IFRS 7 Contracts Referencing Nature-dependent Electricity, were issued by the IASB in December 2024, to help companies report the financial effects of nature-dependent electricity contracts, which are often structured as power purchase agreements. Nature-dependent electricity contracts help companies to secure their electricity supply from sources such as wind and solar power. The amount of electricity generated under these contracts can vary based on uncontrollable factors such as weather conditions. Current accounting requirements may not adequately capture how these contracts affect a company’s performance. These amendments are required to be applied for annual reporting periods beginning on or after 1 January 2026. Companies can apply the amendments earlier.

Amendments to IFRS 19 Subsidiaries without Public Accountability: Disclosures, were issued by the IASB in August 2025, and included reduced disclosure requirements for other Standards or amendments issued up to February 2021. The newly issued amendments to IFRS 19 help eligible subsidiaries by reducing disclosure requirements for Standards and amendments issued between February 2021 and May 2024, specifically: (i) IFRS 18 Presentation and Disclosure in Financial Statements; (ii) Supplier Finance Arrangements (Amendments to IAS 7 and IFRS 7); (iii) International Tax Reform—Pillar Two Model Rules (Amendments to IAS 12); (iv) Lack of Exchangeability (Amendments to IAS 21); and (v) Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7). With these amendments, IFRS 19 reflects the changes to IFRS Accounting Standards that take effect up to January 1, 2027, when IFRS 19 will be applicable.

Amendments to IAS 21 Translation to a Hyperinflationary Presentation Currency, were issued by the IASB in November 2025 and clarify how companies should translate financial statements from a non-hyperinflationary currency into a hyperinflationary one. These amendments require an entity to translate amounts from a functional currency that is the currency of a non-hyperinflationary economy to a presentation currency that is the currency of a hyperinflationary economy using the closing rate at the date of the most recent statement of financial position. The amendments to IAS 21 The Effect of Changes in Foreign Exchange Rates are effective for annual periods beginning on or after January 1, 2027, with early application permitted.

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[813000] Notes - Interim financial reporting

Disclosure of interim financial reporting

GRUPO TELEVISA, S.A.B. AND SUBSIDIARIES

Notes to Interim Unaudited Condensed Consolidated Financial Statements
As of September 30, 2026 and December 31, 2025, and for the nine months ended September 30, 2026 and 2025
(In thousands of Mexican Pesos, except per CPO, per share, and exchange rate amounts, unless otherwise indicated)

1.
Corporate Information
Grupo Televisa, S.A.B. (the “Company”) is a limited liability public stock corporation (“Sociedad Anónima Bursátil” or “S.A.B.”), incorporated under the laws of Mexico. Pursuant to the terms of the Company’s bylaws (“Estatutos Sociales”) its corporate existence continues through 2106. The shares of the Company are listed and traded in the form of “Certificados de Participación Ordinarios” or “CPOs” on the Mexican Stock Exchange (“Bolsa Mexicana de Valores” or “BMV”) under the ticker symbol TLEVISA CPO, and in the form of Global Depositary Shares or “GDSs”, on the New York Stock Exchange, or “NYSE”, under the ticker symbol TV. The Company’s principal executive offices are located at Av. Vasco de Quiroga No. 2000, Colonia Santa Fe, 01210 Mexico City, Mexico.
The Company together with its subsidiaries (collectively, the “Group”) is a major telecommunications company that owns and operates one of the most significant cable network groups as well as a leading direct-to-home satellite pay television system in Mexico. The Group’s cable networks offer integrated services, including high-speed data, video, mobile, and voice to residential and commercial customers as well as telecommunications managed services to domestic and international enterprises. The Group also offers pay television services through its direct-to-home satellite system. The Group holds a number of concessions by the Mexican government that authorizes it to broadcast programming over television stations for the signals of TelevisaUnivision, Inc. (“TelevisaUnivision”), and the Group’s cable networks and satellite system. In addition, the Group is the largest shareholder of TelevisaUnivision, a leading media company producing, creating, and distributing Spanish-speaking content through several broadcast channels in Mexico, the United States and over 50 countries through television networks, cable operators and over-the-top or OTT services.
2.
Basis of Preparation and Material Accounting Policies
These interim condensed consolidated financial statements of the Group, as of September 30, 2026 and December 31, 2025, and for the nine months ended September 30, 2026 and 2025, are unaudited, and have been prepared in accordance with the guidelines provided by the International Accounting Standard 34 Interim Financial Reporting. In the opinion of management, all adjustments necessary for a fair presentation of the condensed consolidated financial statements have been included herein.
These interim unaudited condensed consolidated financial statements should be read in conjunction with the Group’s audited consolidated financial statements and notes thereto for the years ended December 31, 2025, 2024 and 2023, which have been prepared in accordance with International Financial Reporting Standards (“IFRS Accounting Standards”) as issued by the International Accounting Standards Board (“IASB”), and include, among other disclosures, the Group’s material accounting policies, which were applied on a consistent basis as of September 30, 2026, except for the change discussed in the following paragraph.
In the fourth quarter of 2025, the Company’s management identified changes in operations that led to adjustments in its segment information, now identifying a single reportable segment, Telecom, with three categories of revenues: Residential, Satellite and Enterprise. Beginning in the fourth quarter of 2025, the Group presents the operating results of its Cable and Sky businesses as a single reportable segment. This change in segment reporting is a result of (a) organizational changes that integrated the operations of the Group’s Cable and Sky businesses into one single business; and (b) the Group´s chief operating decision maker now analyzing the results of the Group’s operations, making decisions and assigning resources to the Group´s operations as a single business. The changes identified included (i) the designation of a chief executive officer and a chief financial officer of the Group’s Cable and Sky businesses as a single business; and (ii) a restructuring and integration process of the Cable and Sky businesses that was substantially concluded in the fourth quarter of 2025, which resulted in a consolidated operating cost structure between these two businesses, following the implementation of cost efficiencies and synergies across several areas including commercial, sales commissions, programming, information technology, technology, finance, and marketing, among others. Through September 30, 2025, the operating results of the Group’s Cable and Sky businesses were presented as separate reportable segments. As a result of this change in the Group’s segment reporting, the operations previously reported under the Group’s former Cable and Sky segments are now classified into one single reportable segment for any comparative period presented (see Note 19).
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These interim unaudited condensed consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements; and they should be read in conjunction with the Group’s audited consolidated financial statements for the years ended December 31, 2025, 2024 and 2023. There have been no significant changes in the Corporate Finance Department of the Company or in any risk management policies since the year end.
The preparation of interim unaudited condensed consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, and income and expense. Actual results may differ from these estimates.

In preparing these interim unaudited condensed consolidated financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the Group’s audited consolidated financial statements for the year ended December 31, 2025.

These interim unaudited condensed consolidated financial statements were authorized for issuance on October 27, 2026, by the Group’s Corporate Vice President of Finance.

3.
Acquisition of Non-controlling Interest in Sky
In April 2024, the Group reached an agreement with AT&T Inc. (“AT&T”) for the acquisition of a non-controlling interest in Sky to become owner of 100% of the equity stock of Sky. In June 2024, the Group received approval from the Mexican Institute of Telecommunications (Instituto Federal de Telecomunicaciones or IFT) for this transaction and acquired the 41.3% interest in Sky previously held by AT&T. As part of this agreement, the transaction price will be paid by the Group in 2027 and 2028 (see Note 13).
4.
Investments in Financial Instruments

At September 30, 2026 and December 31, 2025, the Group had the following investments in financial instruments:

		September 30, 2026		December 31, 2025
Equity instruments measured at fair value through other comprehensive income or loss:
Open-Ended Fund (1)	Ps.	882,910	Ps.	817,332
Publicly traded equity instruments (2)		2,595,926		2,608,027
	Ps.	3,478,836	Ps.	3,425,359

(1)    The Group has an investment in an Open-Ended Fund that has as a primary objective to achieve capital appreciation by using a broad range of strategies through investments in securities, including without limitation stock, debt and other financial instruments, a principal portion of which are considered as Level 1 financial instruments, in telecom, media and other sectors across global markets, including Latin America and other emerging markets. Shares may be redeemed on a quarterly basis at the Net Asset Value (“NAV”) per share as of such redemption date. The fair value of this fund is determined by using the NAV per share. The NAV per share is calculated by determining the value of the fund assets, all of which are measured at fair value, and subtracting all of the fund liabilities and dividing the result by the total number of issued shares.
(2)     The fair value of publicly traded equity instruments is determined by using quoted market prices at the measurement date.

A roll-forward of investments in financial assets at fair value through other comprehensive income or loss for the nine months ended September 30, 2026 and 2025, is presented as follows:

		Open-Ended Fund (1)		Publicly Traded Equity Instruments		Total
At January 1, 2026	Ps.	817,332	Ps.	2,608,027	Ps.	3,425,359
Change in fair value in other comprehensive income or loss		65,578		(12,101)		53,477
At September 30, 2026	Ps.	882,910	Ps.	2,595,926	Ps.	3,478,836

		Open-Ended Fund (1)		Publicly Traded Equity Instruments		Total
At January 1, 2025	Ps.	784,769	Ps.	1,709,942	Ps.	2,494,711
Change in fair value in other comprehensive income		59,798		1,266,195		1,325,993
At September 30, 2025	Ps.	844,567	Ps.	2,976,137	Ps.	3,820,704

(1)
The foreign exchange gain or loss derived from the investment in the Open-Ended Fund for the nine months ended September 30, 2026 and 2025, respectively, was hedged by a foreign exchange gain (loss) derived from Senior Notes of the Company designated as hedging instruments for the nine months ended September 30, 2026 and 2025, respectively, in the amount of Ps.5,598 and Ps.(101,548), respectively (see Notes 9 and 16).

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5.    Investments in Associates and Joint Ventures

At September 30, 2026 and December 31, 2025, the Group had the following investments in associates and joint ventures accounted for by the equity method:

	Ownership as of September 30, 2026		September 30, 2026		December 31, 2025
Associates:
TelevisaUnivision and subsidiaries	44.3%	Ps.	42,345,269	Ps.	40,694,190
Other			43,651		45,698
Joint ventures:
Grupo de Telecomunicaciones de Alta Capacidad, S.A.P.I. de C.V. and subsidiaries (collectively, “GTAC”) (1)	33.3%		995,918		956,508
Periódico Digital Sendero, S.A.P.I. de C.V. and subsidiary (collectively, “PDS”) (2)	50.0%		205,429		203,694
		Ps.	43,590,267	Ps.	41,900,090

(1)	GTAC was granted a 20-year contract for the lease of a pair of dark fiber wires held by the Mexican Federal Electricity Commission and a concession to operate a public telecommunications network in Mexico with an expiration date in 2030. GTAC is a joint venture in which a subsidiary of the Company (Corporativo Vasco de Quiroga, S.A. de C.V.), a subsidiary of Grupo Telefonica, S.A. (Pegaso PCS, S.A. de C.V.), and a subsidiary of Mega Cable Holdings, S.A.B. de C.V. (Megacable, S.A. de C.V.), have an equal equity participation of 33.3%. A subsidiary of the Company entered into long-term loans to provide financing to GTAC for an aggregate principal amount of Ps.1,701,881, with an annual interest of the Mexican Interbank Interest Rate (“Tasa de Interés Interbancaria de Equilibrio” or “TIIE”) plus 200 basis points computed on a monthly basis and payable on an annual basis or at dates agreed by the parties. Under the terms of these long-term loans, principal amounts can be prepaid at dates agreed by the parties before their maturities between 2026 and 2034. During the nine months ended September 30, 2026, and for the year ended December 31, 2025 GTAC paid principal and interest to the Group in connection with these long-term loans in the aggregate amount of Ps.152,938, and Ps.184,495, respectively. The net investment in GTAC as of September 30, 2026, and December 31, 2025, included amounts receivable in connection with these long-term loans to GTAC in the aggregate amount of Ps.1,028,993 and Ps.1,030,233, respectively. These amounts receivable are in substance a part of the Group’s net investment in this investee (see Note 9).

(2)
The Group accounts for its investment in PDS under the equity method, due to its 50% interest in this joint venture. As of September 30, 2026 and December 31, 2025, the Group’s investment in PDS included intangible assets and goodwill in the aggregate amount of Ps.113,837.

TelevisaUnivision

The Group accounts for its investment in common stock of TelevisaUnivision, the parent company of Univision Communications Inc. (“Univision”), under the equity method due to the Group’s ability to exercise significant influence, as defined under IFRS Accounting Standards, over TelevisaUnivision operations. The Group has the ability to exercise significant influence over the operating and financial policies of TelevisaUnivision because (i) it owned 9,291,000 Class A Common Stock shares as of September 30, 2026 and December 31, 2025, respectively, and 750,000 Series B Preferred Stock shares of TelevisaUnivision as of September 30, 2026 and December 31, 2025, respectively, representing 44.3% and 43.2% of the outstanding common and preferred shares of TelevisaUnivision on an as-converted basis (excluding unvested and/or unsettled stock, restricted stock units and options of TelevisaUnivision), respectively, and 44.0% and 42.9% of the outstanding voting common shares of TelevisaUnivision, respectively; and (ii) it has designated three members of the Board of Directors of TelevisaUnivision, one of which serves as the Chairman. The Chairman does not presently have a tie-breaking vote or other similar power in connection with any decisions of the Board. The governing documents of TelevisaUnivision provide for a 11-member Board of Directors; however, the Board of Directors currently consists of nine members, and the Group has the right to appoint two additional members.

The Series B Preferred Stock shares of TelevisaUnivision, with an annual preferred dividend of 5.5% payable on a quarterly basis, are entitled or permitted to vote on any matter required or permitted to be voted upon by the stockholders of TelevisaUnivision. The investment in Series B Preferred Stock shares of TelevisaUnivision has been classified by the Group as investments in associates and joint ventures because this investment has in substance potential voting rights and gives access to the returns associated with an ownership in TelevisaUnivision. In connection with this investment, the Group received from TelevisaUnivision a preferred dividend in cash in the aggregate amount of U.S.$30.9 million (Ps.552,049) and U.S.$30.9 million (Ps.594,282), for the nine months ended September 30, 2026 and 2025, respectively, which was accounted for in share of income of associates in the Group’s consolidated statements of income or loss for those periods.

In November 2025, a subsidiary of the Company made a capital contribution in cash to TelevisaUnivision in the aggregate amount of U.S.$89.8 million (Ps.1,671,501), which was recognized as additional paid-in capital by TelevisaUnivision in accordance with an agreement entered into by the parties.

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The Group also recognized a dilution gain in its investment in capital stock of TelevisaUnivision for the nine months ended September 30, 2026 and 2025, resulting from an increase in its share in TelevisaUnivision from 43.2% to 44.3%, and from 43.0% to 43.2%, respectively, on an as-converted basis (excluding unvested and/or unsettled stock, restricted stock units and options of TelevisaUnivision).

6.
Property, Plant and Equipment, Net, and Investment Property, Net

Property, plant and equipment as of September 30, 2026 and December 31, 2025, consisted of:

		September 30, 2026		December 31, 2025
Buildings	Ps.	4,567,001	Ps.	4,447,061
Building improvements		39,077		39,077
Networks and technical equipment		214,004,052		206,726,053
Satellite transponders		6,026,094		6,026,094
Furniture and fixtures		1,196,098		1,186,011
Transportation equipment		1,455,681		1,631,060
Computer equipment		6,890,621		6,751,501
Leasehold improvements		2,849,141		2,792,781
		237,027,765		229,599,638
Accumulated depreciation and impairment losses		(188,283,068)		(179,728,078)
		48,744,697		49,871,560
Land		1,648,318		1,640,650
Construction and projects in progress		8,365,142		9,185,990
	Ps.	58,758,157	Ps.	60,698,200

As of September 30, 2026, technical equipment and accumulated depreciation included Ps.1,185,283 and Ps.859,849, respectively, in connection with costs of dismantling certain equipment of the Group’s cable networks.

Depreciation charged to income for the nine months ended September 30, 2026 and 2025, was Ps.10,025,435 and Ps.11,040,851, respectively.

During the nine months ended September 30, 2026 and 2025, the Group invested Ps.9,097,139 and Ps.7,558,905, respectively, in property, plant and equipment as capital expenditures.

Investment Property, Net

The Group leases some buildings and land to TelevisaUnivision under operating lease agreements. As of September 30, 2026 and December 31, 2025, buildings, and land subject to these operating leases, were as follows:

		September 30, 2026		December 31, 2025
Buildings	Ps.	2,151,338	Ps.	2,151,338
Building improvements		226,068		226,068
		2,377,406		2,377,406
Accumulated depreciation		(1,304,094)		(1,243,131)
		1,073,312		1,134,275
Land		1,489,999		1,489,999
	Ps.	2,563,311	Ps.	2,624,274

Depreciation charged to income for the nine months ended September 30, 2026 and 2025 was Ps.60,963 and Ps.61,817, respectively.

7.
Right-of-use Assets, Net

Right-of-use assets, net, as of September 30, 2026, and December 31, 2025, consisted of:

		September 30, 2026		December 31, 2025
Buildings	Ps.	4,861,954	Ps.	4,588,074
Satellite transponders		4,835,231		4,275,619
Transportation equipment		3,630,593		—
Networks and technical equipment		2,300,744		3,145,699
Computer equipment		498,946		—
Others		613,749		1,468,917
		16,741,217		13,478,309
Accumulated depreciation and impairment losses		(10,439,799)		(9,293,808)
	Ps.	6,301,418	Ps.	4,184,501

Depreciation charged to income for the nine months ended September 30, 2026 and 2025, was Ps.1,208,130 and Ps.565,702, respectively.
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8.
Intangible Assets, Net and Goodwill

The balances of intangible assets, net and goodwill, as of September 30, 2026 and December 31, 2025, were as follows:

			September 30, 2026						December 31, 2025
		Cost		Accumulated Amortization		Carrying Amount		Cost		Accumulated Amortization		Carrying Amount
Intangible assets and goodwill with indefinite useful lives:
Trademarks	Ps.	48,892	Ps.	—	Ps.	48,892	Ps.	32,828	Ps.	—	Ps.	32,828
Concessions		15,070,025		—		15,070,025		15,070,025		—		15,070,025
Goodwill		13,454,998		—		13,454,998		13,454,998		—		13,454,998
Intangible assets with finite useful lives:
Trademarks		2,245,835		(2,245,835)		—		2,245,835		(2,245,835)		—
Licenses and software		23,912,511		(19,044,507)		4,868,004		22,629,288		(18,076,491)		4,552,797
Subscriber lists		8,392,764		(8,389,935)		2,829		8,392,469		(8,384,818)		7,651
Payments for concessions		5,824,365		(1,366,420)		4,457,945		5,824,365		(1,150,669)		4,673,696
Other intangible assets		2,424,318		(1,950,214)		474,104		2,365,713		(1,789,275)		576,438
	Ps.	71,373,708	Ps.	(32,996,911)	Ps.	38,376,797	Ps.	70,015,521	Ps.	(31,647,088)	Ps.	38,368,433

Amortization charged to income for the nine months ended September 30, 2026 and 2025, was Ps.1,359,637 and Ps.1,790,600, respectively. Additional amortization charged to income for the nine months ended September 30, 2026 and 2025 was Ps.6,148 and Ps.2,666, respectively.

9.
Debt and Lease Liabilities

As of September 30, 2026, and December 31, 2025, debt and lease liabilities were as follows:

						September 30, 2026		December 31, 2025
		Principal		Finance Costs		Principal, Net		Principal, Net
U.S. dollar debt:
4.625% Senior Notes due 2026 (1)	Ps.	—	Ps.	—	Ps.	—	Ps.	3,736,982
8.5% Senior Notes due 2032 (1)		5,423,100		(28,416)		5,394,684		5,373,841
6.625% Senior Notes due 2040 (1)		10,840,795		(131,533)		10,709,262		10,673,803
5% Senior Notes due 2045 (1)		13,761,243		(430,709)		13,330,534		13,803,603
6.125% Senior Notes due 2046 (1)		15,429,822		(122,175)		15,307,647		15,718,921
5.250% Senior Notes due 2049 (1)		11,868,057		(302,416)		11,565,641		11,598,828
Total U.S. dollar debt		57,323,017		(1,015,249)		56,307,768		60,905,978
Mexican peso debt:
8.79% Notes due 2027 (2)		4,500,000		(3,739)		4,496,261		4,494,018
8.49% Senior Notes due 2037 (1)		4,350,000		(14,268)		4,335,732		4,485,168
7.25% Senior Notes due 2043 (1)		6,119,110		(60,845)		6,058,265		6,163,883
Bank loans (3)		10,000,000		(42,236)		9,957,764		9,945,093
Total Mexican peso debt		24,969,110		(121,088)		24,848,022		25,088,162
Total debt (4)		82,292,127		(1,136,337)		81,155,790		85,994,140
Less: Current portion of long-term debt		4,500,000		(3,739)		4,496,261		3,736,982
Long-term debt, net of current portion	Ps.	77,792,127	Ps.	(1,132,598)	Ps.	76,659,529	Ps.	82,257,158

		September 30, 2026		December 31, 2025
Lease liabilities:
Satellite transponder lease agreement (5)	Ps.	1,235,549	Ps.	1,062,504
Telecommunications network lease agreement (6)		458,529		514,269
Other lease liabilities (7)		5,467,994		3,859,215
Total lease liabilities		7,162,072		5,435,988
Less: Current portion		2,050,127		1,583,871
Lease liabilities, net of current portion	Ps.	5,111,945	Ps.	3,852,117

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(1)
The Senior Notes of the Company due between 2032 and 2049, and between 2026 and 2049, in the aggregate outstanding principal amount of U.S.$3,171.0 million as of September 30, 2026, and U.S.$3,438.5 million as of December 31, 2025, respectively, and Ps.10,469,110 as of September 30, 2026 and Ps.10,725,690, as of December 31, 2025, respectively, are unsecured obligations of the Company, rank equally in right of payment with all existing and future unsecured and unsubordinated indebtedness of the Company, and are junior in right of payment to all of the existing and future liabilities of the Company’s subsidiaries. Interest rate on the Senior Notes due 2032, 2037, 2040, 2043, 2045, 2046, and 2049 including additional amounts payable in respect of certain Mexican withholding taxes, is 8.94%, 8.93%, 6.97%, 7.62%, 5.26%, 6.44% and 5.52% per annum, respectively, and is payable semi-annually. These Senior Notes may not be redeemed prior to maturity, except: (i) in the event of certain changes in law affecting the Mexican withholding tax treatment of certain payments on the securities, in which case the securities will be redeemable, in whole or in part, at the option of the Company; and (ii) in the event of a change of control, in which case the Company may be required to redeem the securities at 101% of their principal amount. Also, the Company may, at its own option, redeem the Senior Notes due 2037, 2040, 2043, 2046 and 2049, in whole or in part, at any time at a redemption price equal to the greater of the principal amount of these Senior Notes or the present value of future cash flows, at the redemption date, of principal and interest amounts of the Senior Notes discounted at a fixed rate of comparable U.S. or Mexican sovereign bonds. The Senior Notes due 2032, 2040, 2043, 2045, 2046 and 2049 were priced at 99.431%, 98.319%, 99.733%, 96.534%, 99.677% and 98.588%, respectively, for a yield to maturity of 8.553%, 6.755%, 7.27%, 5.227%, 6.147% and 5.345%, respectively. The terms of these Senior Notes contain covenants that limit the ability of the Company and certain restricted subsidiaries to incur or assume liens, perform sale and leaseback transactions, and consummate certain mergers, consolidations, and similar transactions. The Senior Notes due 2032, 2037, 2040, 2045, 2046 and 2049, are registered with the U.S. Securities and Exchange Commission (“SEC”). The Senior Notes due 2043 are registered with both the SEC and the Mexican Banking and Securities Commission (“Comisión Nacional Bancaria y de Valores” or “CNBV”). In March 2025, the Company repaid all of the amounts payable under the remaining 6.625% Senior Notes due 2025 in the aggregate amount of U.S.$226.7 million (Ps.4,036,014), including the principal amount of U.S.$219.4 million (Ps.3,906,655). In January 2026, the Company repaid all of the amounts payable under the remaining 4.625% Senior Notes due 2026 in the aggregate amount of U.S.$212.2 million (Ps.3,758,822), including the principal amount of U.S.$207.4 million (Ps.3,673,863). In the third quarter of 2026, the Company repurchased a portion of its outstanding Senior Notes in Mexican pesos and U.S. dollars due 2037, 2040, 2043, 2045, 2046 and 2049 in the aggregate principal amounts of Ps.256,580 and U.S.$60.1 million (Ps.1,067,625), respectively. The Company paid for these repurchases cash amounts for an aggregate of Ps.187,116 and U.S.$44.7 million (Ps.795,047), respectively, including related accrued interest of Ps.7,637 and U.S.$0.9 million (Ps.16,237), respectively, and recognized a net gain on these repurchases of Ps.365,916, which was accounted for as finance income or expense in the statement of income or loss for the nine months ended September 30, 2026 (see Note 16).

(2)
In 2017, the Company issued Notes (“Certificados Bursátiles”) due 2027, through the BMV in the aggregate principal amount of Ps.4,500,000, with interest payable semi-annually at an annual rate of 8.79%. The Company may, at its own option, redeem the Notes due 2027, in whole or in part, at any semi-annual interest payment date at a redemption price equal to the greater of the principal amount of the outstanding Notes and the present value of future cash flows, at the redemption date, of principal and interest amounts of the Notes discounted at a fixed rate of comparable Mexican sovereign bonds. The terms of the Notes due 2027 contain covenants that limit the ability of the Company and certain restricted subsidiaries appointed by the Company’s Board of Directors, to incur or assume liens, perform sale and leaseback transactions, and consummate certain mergers, consolidations, and similar transactions.

(3)
In April 2024, the Company and two of its subsidiaries executed a credit agreement with a syndicate of banks (the “Credit Agreement”) for a five-year term loan in a principal amount of Ps.10,000,000, and a five-year revolving credit facility for up to an aggregate principal amount in Mexican pesos equivalent to U.S.$500 million. The loans under the Credit Agreement bear interest at a floating rate based on a spread of 125 bps or 150 bps over the 28-day TIIE rate depending on the Group’s leverage ratio. The Credit Agreement requires the maintenance of financial ratios related to indebtedness and interest expense. In April 2024, the Group used the proceeds of the term loan under the Credit Agreement to prepay in full amounts outstanding under a credit agreement with a syndicate of banks in the principal amount of Ps.10,000,000, with an original maturity in June 2024.

(4)	The principal amount of total debt as of December 31, 2025, is presented net of unamortized finance costs in the aggregate amount of Ps.1,181,825.

(5)
In 2010, Sky entered into a lease agreement with Intelsat Global Sales & Marketing Ltd. (“Intelsat”) by which Sky was obligated to pay at an annual interest rate of 7.30%, a monthly fee of U.S.$3.0 million through 2027 for satellite signal reception and retransmission service from 24 KU-band transponders on satellite IS-21, which became operational in October 2012. In 2026, Sky entered into an amendment of the lease agreement with Intelsat by which Sky is obligated to pay at annual interest rate of 7.3%, a monthly fee of (i) U.S.$2.8 million and U.S.1.3 million through 2027 and 2030, respectively, for satellite signal reception and retransmission service from 24 and 10 KU-band transponders on satellite IS-21 or a replacement satellite, respectively (see Note 7).

(6)	A subsidiary of the Company entered into a lease agreement with GTAC for the right to use certain capacity of a telecommunications network through 2030.

(7)	Other lease liabilities have terms that will expire at various dates between 2027 and 2051.

As of September 30, 2026 and December 31, 2025, the outstanding principal amounts of Senior Notes of the Company that have been designated as hedging instruments of the Group’s investment in TelevisaUnivision and Open-Ended Fund (hedged items), were as follows:

		September 30, 2026				December 31, 2025
Hedged items		Millions of U.S. Dollars		Thousands of Mexican Pesos		Millions of U.S. Dollars		Thousands of Mexican Pesos
Investment in shares of TelevisaUnivision (net investment hedge)	U.S.$	2,342.5	Ps.	42,345,269	U.S.$	2,258.7	Ps.	40,694,190
Open-Ended Fund (foreign currency fair value hedge)		48.8		882,910		45.4		817,332
Total	U.S.$	2,391.3	Ps.	43,228,179	U.S.$	2,304.1	Ps.	41,511,522

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The foreign exchange gain or loss derived from the Company’s U.S. dollar denominated long-term debt designated as a hedge, for the nine months ended September 30, 2026 and 2025, is analyzed as follows (see Notes 4 and 16):

Foreign Exchange Gain or Loss Derived from Senior Notes Designated as Hedging Instruments		Nine Months Ended September 30,
		2026		2025
Recognized in:
Comprehensive gain	Ps.	(178,038)	Ps.	5,607,941
Total foreign exchange gain derived from hedging Senior Notes	Ps.	(178,038)	Ps.	5,607,941
Offset against:
Foreign currency translation gain (loss) derived from the hedged net investment in shares of TelevisaUnivision	Ps.	172,440	Ps.	(5,506,393)
Foreign exchange gain (loss) derived from the hedged Open-Ended Fund		5,598		(101,548)
Total foreign currency translation and foreign exchange loss derived from hedged assets	Ps.	178,038	Ps.	(5,607,941)

The table below analyzes the Group’s debt and lease liabilities into relevant maturity groupings based on the remaining period at September 30, 2026, to the contracted maturity date:

		Less than 12 Months October 1, 2026 to September 30, 2027		12-36 Months October 1, 2027 to September 30, 2029		36-60 Months October 1, 2029 to September 30, 2031		Maturities Subsequent to September 30, 2031		Total
Debt (1)	Ps.	4,500,000	Ps.	—	Ps.	10,000,000	Ps.	67,792,127	Ps.	82,292,127
Satellite transponder lease agreement		534,852		700,697		—		—		1,235,549
Telecommunications network lease agreement		172,646		205,807		80,076		—		458,529
Other lease liabilities		1,342,629		2,685,799		839,882		599,684		5,467,994
Total debt and lease liabilities	Ps.	6,550,127	Ps.	3,592,303	Ps.	10,919,958	Ps.	68,391,811	Ps.	89,454,199

(1)
The amounts of debt are disclosed on a principal amount basis.

Credit Facilities

In February 2023, Sky executed a revolving credit facility with a Mexican bank for up to an amount of Ps.1,000,000, with an original maturity in 2028, which funds might be used for general corporate purposes, including the repayment of debt. This credit facility remained unused as of June 15, 2026, and was terminated by the parties on that date.

As discussed above, in April 2024, the Company and two of its subsidiaries executed a five-year revolving credit facility with a syndicate of banks for an aggregate principal amount in Mexican pesos equivalent up to U.S.$500 million. The credit agreement for this credit facility requires the maintenance of financial ratios related to indebtedness and interest expense. As of September 30, 2026, the principal amount of this credit facility remained unused.

10.
Financial Instruments

The Group’s financial instruments presented in the consolidated statements of financial position included cash and cash equivalents, short-term investments, accounts receivable, a long-term loan receivable from GTAC, as a part of the investment in this joint venture, non-current investments in publicly traded equity securities and in securities in the form of an open-ended fund, accounts payable, outstanding debt, lease liabilities, and derivative financial instruments. For cash and cash equivalents, short-term investments, accounts receivable, accounts payable, and the current portion of long-term debt and lease liabilities, the carrying amounts approximate fair value due to the short maturity of these instruments. The fair value of the Group’s long-term debt securities is based on quoted market prices.

The fair value of long-term loans that the Group borrowed from leading Mexican banks (see Note 9) has been estimated using the borrowing rates currently available to the Group for bank loans with similar terms and average maturities. The fair value of non-current investments in financial instruments, and currency option and interest rate swap agreements were determined by using valuation techniques that maximize the use of observable market data.

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The carrying amount and estimated fair values of the Group’s non-derivative financial instruments as of September 30, 2026 and December 31, 2025, were as follows:

		September 30, 2026				December 31, 2025
		Carrying Amount		Fair Value		Carrying Amount		Fair Value
Assets: Cash and cash equivalents	Ps.	31,030,310	Ps.	31,030,310	Ps.	27,607,244	Ps.	27,607,244
Short-term investments		11,345,158		11,345,158		11,397,798		11,397,798
Trade accounts receivable, net		5,619,619		5,619,619		5,720,759		5,720,759
Long-term loan and interest receivable from GTAC (see Note 5)		1,028,993		1,032,809		1,030,233		1,033,922
Open-Ended Fund (see Note 4)		882,910		882,910		817,332		817,332
Publicly traded equity instruments (see Note 4)		2,595,926		2,595,926		2,608,027		2,608,027
Liabilities:
Senior Notes due 2032 and 2040	Ps.	16,263,895	Ps.	14,936,470	Ps.	16,214,850	Ps.	15,154,885
Senior Notes due 2045		13,761,243		9,299,022		14,244,025		9,438,233
Senior Notes due 2037 and 2043		10,469,110		7,031,157		10,725,690		6,858,590
Senior Notes due 2026 and 2046		15,429,822		11,859,670		19,583,791		15,790,836
Senior Notes due 2049		11,868,057		8,018,652		11,907,609		7,889,506
Notes due 2027		4,500,000		4,502,835		4,500,000		4,483,980
Long-term loans payable to Mexican banks		10,000,000		10,056,484		10,000,000		10,083,966
Lease liabilities		7,162,072		7,340,207		5,435,988		5,595,514

The carrying amounts (based on estimated fair values), notional amounts, and maturity dates of the Group’s derivative financial instruments as of September 30, 2026 and December 31, 2025, were as follows:

September 30, 2026: Derivative Financial Instruments		Carrying Amount		Notional Amount (U.S. Dollars in Thousands)	Maturity Date
Liabilities:
Derivatives recorded as accounting hedges (cash flow hedges):
Forwards	Ps.	9,945	U.S.$	19,765	November 2026
Total liabilities	Ps.	9,945

December 31, 2025: Derivative Financial Instruments		Carrying Amount		Notional Amount (U.S. Dollars in Thousands)	Maturity Date
Liabilities:
Derivatives recorded as accounting hedges (cash flow hedges):
Forwards	Ps.	267,224	U.S.$	388,220	January through November 2026
Derivatives not recorded as accounting hedges:
TVI’s Forwards		11,671	U.S.$	6,900	February through April 2026
Empresas Cablevision’s Forwards		13,070	U.S.$	7,500	March through April 2026
Cablemas’s Forwards		46,840	U.S.$	31,600	January through May 2026
Sky’s Forwards		41,960	U.S.$	23,500	January through May 2026
Forwards		32,423	U.S.$	20,000	January through May 2026
Total liabilities	Ps.	413,188

11.
Capital Stock and Long-Term Retention Plan

At September 30, 2026, shares of capital stock and CPOs consisted of (in millions):

	Authorized (1)	Authorized and Unissued (1)	Authorized and Issued (1)	Repurchased by the Company (2)	Held by a Company’s Trust (3)	Outstanding
Series “A” Shares	151,346.7	32,732.5	118,614.2	0.0	(9,426.6)	109,187.6
Series “B” Shares	70,198.6	15,316.4	54,882.2	0.0	(7,788.3)	47,093.9
Series “D” Shares	107,929.8	24,367.1	83,562.7	0.0	(8,640.8)	74,921.9
Series “L” Shares	107,929.8	24,367.1	83,562.7	0.0	(8,640.8)	74,921.9
Total	437,404.9	96,783.1	340,621.8	0.0	(34,496.5)	306,125.3

Shares in the form of CPOs			279,337.5	0.0	(28,884.8)	250,452.7
Shares not in the form of CPOs			61,284.3	0.0	(5,611.7)	55,672.6
Total			340,621.8	0.0	(34,496.5)	306,125.3
CPOs			2,387.5	0.0	(246.9)	2,140.6

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(1)
As of September 30, 2026, the authorized and issued capital stock amounted to Ps.3,933,549 (nominal Ps.1,970,999). On April 28, 2026, the stockholders of the Company approved, among other resolutions, a capital increase in the amount of up to Ps.7,200,000, primarily through a private issuance of convertible notes convertible into capital stock of the Company, which will be backed by 96,783.1 million new authorized and unissued shares with no par value. As discussed below, on June 3, 2026, the Company issued zero-coupon Convertible Debentures that will be mandatorily converted into CPOs and/or shares of the Company in the aggregate amount of Ps.6,917,800.

(2)
In connection with a share repurchase program that was approved by the Company’s stockholders and is exercised at the discretion of management. During the nine months ended September 30, 2026 and 2025, the Company did not buy any shares under this program.

(3)	Primarily in connection with the Company’s Long-Term Retention Plan (“LTRP”) described below.

A reconciliation of the number of shares and CPOs outstanding for the nine months ended September 30, 2026 and 2025, is presented as follows (in millions):

	Series “A” Shares	Series “B” Shares	Series “D” Shares	Series “L” Shares	Shares Outstanding	CPOs Outstanding
As of January 1, 2026	110,923.6	47,871.8	76,159.7	76,159.7	311,114.8	2,176.0
Acquired (1)	(1,140.2)	(1,003.4)	(1,596.4)	(1,596.4)	(5,336.4)	(45.6)
Forfeited (1)	(1,137.5)	(146.6)	(233.3)	(233.3)	(1,750.7)	(6.7)
Released (1)	541.7	372.1	591.9	591.9	2,097.6	16.9
As of September 30, 2026	109,187.6	47,093.9	74,921.9	74,921.9	306,125.3	2,140.6

	Series “A” Shares	Series “B” Shares	Series “D” Shares	Series “L” Shares	Shares Outstanding	CPOs Outstanding
As of January 1, 2025	111,620.3	48,742.3	77,544.6	77,544.6	315,451.8	2,215.6
Acquired (1)	(1,472.8)	(1,296.0)	(2,061.8)	(2,061.8)	(6,892.4)	(58.9)
Forfeited (1)	(123.2)	(108.4)	(172.5)	(172.5)	(576.6)	(4.9)
Released (1)	1,114.2	723.1	1,150.3	1,150.3	4,137.9	32.8
As of September 30, 2025	111,138.5	48,061.0	76,460.6	76,460.6	312,120.7	2,184.6

   (1)  Acquired, forfeited or released by a Company’s trust in connection with the LTRP described below.

Long-Term Retention Plan

During the nine months ended September 30, 2026, the trust for the LTRP increased the number of shares and CPOs held for the purposes of this Plan in the amount of (i) 5,336.4 million shares of the Company in the form of 45.6 million CPOs, which were acquired in the amount of Ps.424,955; and (ii) 779.8 million shares of the Company in the form of 6.7 million CPOs and 970.9 million Serie “A” Shares not in the form of CPOs, in connection with forfeited rights under this Plan. Also, the trust for the LTRP released 1,978.7 million shares of the Company in the form of 16.9 million CPOs and 118.9 million Serie “A” Shares not in the form of CPOs.

During the nine months ended September 30, 2025, the trust for the LTRP increased the number of shares and CPOs held for the purposes of this Plan in the amount of (i) 6,892.4 million shares of the Company in the form of 58.9 million CPOs, which were acquired in the amount of Ps.469,328; and (ii) 576.6 million shares of the Company in the form of 4.9 million CPOs, in connection with forfeited rights under this Plan. Also, the trust for the LTRP released 3,845.3 million shares of the Company in the form of 32.8 million CPOs and 292.6 million Serie “A” Shares not in the form of CPOs.

In connection with the LTRP, the Group accrued in equity attributable to stockholders of the Company, a share-based compensation expense of Ps.292,193 and Ps.288,537 for the nine months ended September 30, 2026 and 2025, respectively, which amount was reflected in consolidated operating income as administrative expense.

Convertible Debentures

In compliance with the resolutions adopted by the Company’s extraordinary general stockholders’ meeting held on April 28, 2026, on June 3, 2026, the Company issued zero-coupon convertible debentures that will be mandatorily converted into shares and/or CPOs of the Company at their maturity on June 3, 2027, subject to obtaining the applicable regulatory authorizations, in the aggregate amount of Ps.6,917,800 (the “Convertible Debentures”). The conversion of the Convertible Debentures is supported by 14,745.6 million Series “A” shares, 12,976.1 million Series “B” shares, 20,643.9 million Series “D” shares and 20,643.9 million Series “L” shares in the form of CPOs, and 13,396.4 million Series “A” shares not in the form of CPOs, which were authorized to be issued by the Company’s stockholders on April 28, 2026, and will represent 19.48% of the Company’s capital stock once converted. The Convertible Debentures will not accrue interest, and their subscription price was determined based on the market price. The proceeds from the issuance of the Convertible Debentures will be used by the Company for general corporate purposes, including potential strategic transactions in the Mexican telecommunications sector, capital expenditures or prepayment of indebtedness. The Convertible Debentures were privately issued and were subscribed and paid by various investors, including some current stockholders of the Company. These Convertible Debentures may not be converted into capital stock of the Company prior to maturity, except in the event of dissolution, liquidation or bankruptcy process of the Company, or non-compliance with certain material debt payments or covenants. The Convertible Debentures were recognized by the Company as an equity instrument in the aggregate amount of Ps.6,917,800, representing the cash proceeds received from their issuance, and were presented in equity in the Group’s consolidated statement of financial position as of September 30, 2026.

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12.
Retained Earnings

As of September 30, 2026, and 2025, the Company’s legal reserve amounted to Ps.1,798,384, and was classified into retained earnings in equity attributable to stockholders of the Company.

In April 2025, the Company’s stockholders approved the payment of a dividend of Ps.0.35 per CPO and Ps.0.002991452991 per share of Series “A,” “B,” “D,” and “L” Shares, not in the form of a CPO unit, which was paid in cash in June 2025, in the aggregate amount of Ps.1,018,954.

In April 2026, the Board of Directors of the Company did not propose the payment of a 2026 dividend for approval of the Company’s stockholders, as the Company is analyzing opportunities in the Mexican telecommunications sector, deleveraging transactions and investments in the Group’s business (including for general corporate purposes).

13.   Non-controlling Interests

In the nine months ended September 30, 2026 and 2025, the Group did not pay dividends to its non-controlling interests.

In June 2024, the Group concluded an agreement for the acquisition of an interest in Sky previously held by AT&T as a non-controlling interest and became owner of 100% of the equity of Sky. The Group accounted for the transaction price to be paid in 2027 and 2028, as part of other current and non-current liabilities in the Group’s consolidated statement of financial position as of September 30, 2026, and as part of other non-current liabilities in the Group’s consolidated statement of financial position as of December 31, 2025 (see Note 3).

14.
Related Parties

The balances of receivables and payables between the Group and related parties as of September 30, 2026 and December 31 2025, were as follows:

		September 30, 2026		December 31, 2025
Current receivables:
Televisa, S. de R.L. de C.V. (“Televisa”) (1)(2)	Ps.	402,341	Ps.	383,118
Ollamani (4)		325,159		243,072
Televisa Producciones, S.A. de C.V. (1)		53,698		28,100
ECO Producciones, S.A. de C.V. (1)		10,931		10,811
Tritón Comunicaciones, S.A. de C.V.		616		21,288
TelevisaUnivision		4,834		5,237
Other		33,542		35,850
	Ps.	831,121	Ps.	727,476

Current payables:
Televisa (1) (3)	Ps.	551,466	Ps.	216,436
Televisa Producciones, S.A. de C.V. (1)		691		3,920
Ollamani		1,930		1,586
Desarrollo Vista Hermosa, S.A. de C.V. (1)		1,089		320
Other		36,183		2,344
	Ps.	591,359	Ps.	224,606

(1)      An indirect subsidiary of TelevisaUnivision.
(2)      Represent current receivables from Televisa, which included transmission and advertising services as of September 30, 2026, and December 31, 2025.
(3)      Current payables to Televisa were related primarily to programming and advertising services for our Telecom segment.
(4)      Represents current receivables from Ollamani, which included administrative and network services as of September 30, 2026, and December 31, 2025.

The Group recognized as deferred revenue a prepayment made by TelevisaUnivision in January 2022 in the aggregate amount of U.S.$276.2 million (Ps.5,729,377), for the use of concession rights owned by the Group over a period ending in January 2042. The current and non-current portions of this deferred revenue amounted to Ps.287,667 and Ps.4,099,261, respectively, as of September 30, 2026, and Ps.287,667 and Ps.4,315,012, respectively, as of December 31, 2025.

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15. Other Expense, Net

Other (expense) income for the nine months ended September 30, 2026 and 2025, is analyzed as follows:

Nine Months Ended September 30,
		2026		2025
Impairment loss of technical equipment (1)	Ps.	(900,669)	Ps.	—
Legal and financial advisory and professional (2)		(343,966)		(133,917)
Dismissal severance expense (3)		(225,239)		(300,440)
Donations		(13,000)		(7,500)
Gain (loss) on disposition of property and equipment		139,090		(362,149)
Recovery on an insurance claim		—		108,874)
Other, net		195,711		178,497)
	Ps.	(1,148,073)	Ps.	(516,635)

(1)
Non-cash impairment loss recognized by the Group in the third quarter of 2026, in connection with an impairment testing of the carrying amount of certain technical equipment in the Group’s Enterprise operations.

(2)	Included primarily expenses related to advisory and professional services in connection with certain litigation, financial advisory, and other matters.
(3)	Included severance expense for dismissals of personnel in the Group’s Telecom segment, as a part of a continued cost reduction plan.

16.  Finance Expense, Net
Finance (expense) income, net, for the nine months ended September 30, 2026 and 2025, included:

Nine Months Ended September 30,
		2026		2025
Interest expense (1)	Ps.	(4,790,603)	Ps.	(5,798,997)
Other finance expense, Net (2)		(529,329)		—
Finance expense		(5,319,932)		(5,798,997)

Interest income (3)		1,562,714		2,402,293
Other finance income, net (2)		—		371,725
Foreign exchange gain, net (4)		522,189		248,569
Finance income		2,084,903		3,022,587
Finance expense, net	Ps.	(3,235,029)	Ps.	(2,776,410)

(1)
Interest expense for the nine months ended September 30, 2026 and 2025, included: (i) interest related to lease liabilities in the aggregate amount of Ps.396,784 and Ps.193,229, respectively; (ii) interest related to satellite transponder lease agreements that were recognized before adoption of IFRS 16, in the aggregate amount of Ps.108,157 and Ps.120,575, respectively; (iii) interest related to obligations incurred for dismantling certain equipment of the Group’s networks, in the aggregate amount of Ps.44,365 and Ps.42,666, respectively; (iv) amortization of finance costs in the aggregate amount of Ps.75,054 and Ps.76,401, respectively; and (v) a gain on repurchase of a portion of outstanding Senior Notes in the aggregate amount of Ps.365,916 million for the nine months ended September 30, 2026.

(2)	Other finance expense or income, net, included a fair value net loss or gain from derivative financial instruments (see Note 10)
(3)	Interest income included primarily interest from cash equivalents and short-term investments.
(4)
Foreign exchange gain, net, for the nine months ended September 30, 2026 and 2025, resulted primarily from the depreciation or appreciation of the Mexican peso against the U.S. dollar on the Group’s average U.S. dollar-denominated net asset or liability position, excluding designated hedging long-term debt of the Group’s investments in TelevisaUnivision and Open-Ended Fund (see Note 9). The exchange rate of the Mexican peso against the U.S. dollar was of Ps.18.0770, Ps.18.0165, Ps.18.3307 and Ps.20.8691 as of September 30, 2026, December 31, 2025, September 30, 2025 and December 31, 2024, respectively.

17.  Income Taxes

Income taxes in interim periods are accrued by using an estimated effective income tax rate that would be applicable to expected total annual income or loss before income taxes. The estimated  effective income tax rate applicable to consolidated income before income taxes for the nine months ended September 30, 2026 and 2025 was 31.7% and 147.9%, respectively.

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18. Earnings or loss per CPO/Share

       Basic Earnings (Loss) per CPO/Share

       For the nine months ended September 30, 2026, and 2025, the weighted average for basic earnings (loss) per CPO/Share of outstanding total shares, CPOs and Series “A”, Series “B”, Series “D” and Series “L” Shares (not in the form of CPO units), was as follows (in thousands):

	Nine Months Ended September 30,
	2026	(1)	2025
Total Shares	344,994,899		314,039,283
CPOs	2,420,046		2,202,369
Shares not in the form of CPO units:
Series “A” Shares	61,848,803		56,361,455
Series “B” Shares	187		187
Series “D” Shares	239		239
Series “L” Shares	239		239

Basic earnings (loss) per CPO and per each Series “A”, Series “B,” Series “D” and Series “L” Share (not in the form of a CPO unit) attributable to stockholders of the Company for the nine months ended September 30, 2026, and 2025, are presented as follows:

		Nine Months Ended September 30,
		2026					2025
		Per CPO	Per Share (*		)		Per CPO		Per Share (*	)
Basic earnings (loss) per CPO/Share attributable to stockholders of the Company	Ps.	0.48	Ps.	0.00		Ps.	(0.42)	Ps.	0.00

(*)    Series “A”, “B”, “D” and “L” Shares, not in the form of CPO units.
(1)   The shares in the form of CPOs and the shares not in the form of CPO units that will be mandatorily issued upon the conversion of the Convertible Debentures issued by the Company, are included in the calculation of basic Earnings per CPO/Share (see Note 11).

Diluted Earnings (Loss) per CPO/Share

Diluted earnings (loss) per CPO and per Share attributable to stockholders of the Company are calculated in connection with CPOs and shares in the LTRP.

For the nine months ended September 30, 2026, and 2025, the weighted average for diluted earnings (loss) per CPO/Share of outstanding total shares, CPOs and Series “A”, Series “B”, Series “D”, and Series “L” Shares (not in the form of CPO units), was as follows (in thousands):

	Nine Months Ended September 30,
	2026	(1)	2025
Total Shares	376,542,323		340,621,798
CPOs	2,644,603		2,387,500
Shares not in the form of CPO units:
Series “A” Shares	64,766,073		58,926,613
Series “B” Shares	2,357,208		2,357,208
Series “D” Shares	239		239
Series “L” Shares	239		239

Diluted earnings (loss) per CPO and per each Series “A”, Series “B”, Series “D” and Series “L” Share (not in the form of a CPO unit) attributable to stockholders of the Company for the nine months ended September 30, 2026, and 2025, are presented as follows:

		Nine Months Ended September 30,
		2026					2025
		Per CPO	Per Share (*		)		Per CPO		Per Share (*	)
Diluted earnings (loss) per CPO/Share attributable to stockholders of the Company	Ps.	0.44	Ps.	0.00		Ps.	(0.42)	Ps.	0.00

(*)   Series “A”, “B”, “D” and “L” Shares not in the form of CPO units.
(1)  The shares in the form of CPOs and the shares not in the form of CPO units that will be mandatorily issued upon the conversion of the Convertible Debentures issued by the Company, are included in the calculation of diluted Earnings per CPO/Share (see Note 11).

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19.
Segment Information

Beginning in the fourth quarter of 2025, the Group reports one operating segment, Telecom, with three categories of revenue based on the services provided to its customers: Residential, Satellite and Enterprise. Through September 30, 2025, the operating results of the Group’s telecommunications businesses were presented as two separate reportable segments (see Note 2).

In the fourth quarter of 2025, the Company’s management identified changes in operations that led to adjustments in its segment information, now identifying a single reportable segment. This change in segment reporting is the result of (a) organizational changes that integrated the operations of the Group’s Cable and Sky businesses into one single business; and (b) the Group´s chief operating decision maker now analyzing the results of the Group’s operations, making decisions and assigning resources to the Group´s operations as a single business. The changes identified included: (i) the designation of a chief executive officer and chief financial officer for the Group’s Cable and Sky businesses as a single business; and (ii) a restructuring and integration process of the Group’s Cable and Sky businesses that was substantially concluded in the fourth quarter of 2025, which resulted in a consolidated operating cost structure between these two businesses, following the implementation of cost efficiencies and synergies across several operating and administrative areas.

As a result of this change in the Group’s segment reporting, the operations previously reported under the Group’s former Cable and Sky segments are now classified into one single reportable segment for any comparative periods presented.

The Group is organized on the basis of services and products. The Group’s single reportable segment is comprised by strategic business units that offer different telecommunication services and products. Prior period segment financial information has been recast to reflect the change in segment reporting that occurred in the fourth quarter of 2025.

The table below presents information of the Group’s single reportable segment and a reconciliation to consolidated revenue and operating income for the nine months ended September 30, 2026, and 2025.

	Nine Months Ended September 30,
	2026			2025
Telecom revenue:
Residential	Ps.	31,904,284	Ps.	31,626,923
Satellite		7,492,665		9,598,462
Enterprise		3,482,138		3,104,654
Total revenue		42,879,087		44,330,039
Cost of sales (1)		(15,458,586)		(16,552,315)
Selling expenses (1)		(5,376,325)		(5,822,905)
Administrative expenses (1)		(4,200,701)		(5,008,972)
Intercompany operations (2)		131,822		127,588
Operating segment income		17,975,297		17,073,435
Corporate expenses		(245,670)		(198,091)
Intercompany operations (2)		(131,822)		(127,588)
Depreciation and amortization		(12,654,165)		(13,458,970)
Other expense, net		(1,148,073)		(516,635)
Consolidated operating income	Ps.	3,795,567	Ps.	2,772,151

   (1)  Excluding corporate expenses, depreciation and amortization.
   (2)  Intercompany operations related to intercompany leases that were not eliminated at the operating segment level.

 Disaggregation of Total Revenues

The table below presents total revenue for the Telecom operations for the reportable segment disaggregated by major service lines and primary geographical market, for the nine months ended September 30, 2026, and 2025:

		Domestic		Abroad		Total
Nine months ended September 30, 2026:

Broadband	Ps.	19,227,545	Ps.	—	Ps.	19,227,545
Content		8,277,613		—		8,277,613
Telephony		2,002,406		—		2,002,406
Advertising		2,305,636		—		2,305,636
DTH Broadcast Satellite TV		6,447,090		322,924		6,770,014
Other revenue		809,398		4,337		813,735
Enterprise		3,152,735		329,403		3,482,138
Consolidated revenue	Ps.	42,222,423	Ps.	656,664	Ps.	42,879,087

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		Domestic		Abroad		Total
Nine months ended September 30, 2025:

Broadband	Ps.	15,129,846	Ps.	—	Ps.	15,129,846
Content		12,410,923		—		12,410,923
Telephony		1,846,293		—		1,846,293
Advertising		2,038,231		—		2,038,231
DTH Broadcast Satellite TV		8,684,132		453,481		9,137,613
Other revenue		660,617		1,862		662,479
Enterprise		2,717,447		387,207		3,104,654
Consolidated revenue	Ps.	43,487,489	Ps.	842,550	Ps.	44,330,039

Seasonality of Operations

The Group’s results of operations are not highly seasonal. In the years ended December 31, 2025 and 2024, the Group recognized 24.7% and 24.5%, respectively, of its annual consolidated revenues of continuing operations in the fourth quarter of the year. The Group’s costs are more evenly incurred throughout the year and generally do not correlate to the amount of net revenues.

20.
Contingencies

On April 27, 2017, the tax authorities initiated a tax audit to the Company, with the purpose of verifying compliance with tax provisions for the fiscal period from January 1 to December 31, 2011, regarding federal taxes as direct subject of Income Tax (Impuesto sobre la Renta or “ISR”), Flat tax (Impuesto Empresarial a Tasa Única) and Value Added Tax (Impuesto al Valor Agregado). On April 25, 2018, the authorities informed the observations determined as a result of such audit, that could entail a default on the payment of the abovementioned taxes. On May 25, 2018, by a document submitted before the authority, the Company asserted arguments and offered evidence to challenge the authority’s observations. On June 27, 2019, the Company was notified of the outcome of the audit, in which a tax liability was determined for an amount of Ps.682 million for ISR. On August 22, 2019, the Company filed an administrative proceeding (recurso de revocación) against such tax liability, before the Legal area of the tax authorities. On July 7, 2023, the resolution to the administrative proceeding was notified, in which the appealed resolution was confirmed. On September 4, 2023, a claim (juicio de nulidad) against the resolution issued in the referred administrative proceeding was filed in the Third Regional Court of Mexico City of the Federal Court of Administrative Justice (Tribunal Federal de Justicia Administrativa).  On March 5, 2026, the matter was filed in the Second Section of the Superior Court of the Federal Court of Administrative Justice (Segunda Sección de Sala Superior de Tribunal Federal de Justicia Administrativa) resolution is still pending. As of the date of these financial statements, there are no elements to determine if the outcome would be adverse to the Company’s interests. As of September 30, 2026, this contingency amounted to Ps.962 million.

On August 12, 2019, the tax authority initiated a Foreign Trade Audit of one of the Company’s indirect subsidiaries (Cablebox. S.A. de C.V.), with the purpose of verifying the correct payment of the contributions and levies on importation of merchandise, as well as compliance with non-customs regulations and restrictions applicable to 26 foreign trade operations carried out during fiscal year 2016. On April 30, 2020, the tax authority released the observations determined as a result of the aforementioned review, which could lead to non-compliance with the payment of the referred contributions. On April 30, 2020, the tax authority informed the facts and omissions detected during the development of the verification process, that could entail a default on several provisions of the Customs Act (Ley Aduanera). On June 2 and 29, 2020, by several documents submitted before the authorities, the Company’s subsidiary asserted arguments and offered evidence to challenge the facts and omissions included in the tax authority’s last partial record. On July 16, 2020 such entity was notified of the outcome of the audit, in which a tax liability was determined for an amount of Ps.290 million for a fine consisting of 70% of the commercial value of the merchandise subject to review, due to the alleged failure to comply with the Norma Oficial Mexicana, or Official Mexican Standards (NOM-019-SCFI-1998), as well as on the amount of the commercial value of the merchandise due to the material impossibility of the merchandise becoming property of the Federal Treasury. On August 27, 2020, an administrative proceeding (recurso de revocación) was filed before the Legal department of the Tax Authority. On January 7, 2025, the resolution to the administrative proceeding was notified, in which the appealed resolution was confirmed. On February 19, 2025, a claim (juicio de nulidad) against the resolution issued in the referred administrative proceeding was filed in the Fourteenth Regional Court of Mexico City of the Federal Court of Administrative Justice (Tribunal Federal de Justicia Administrativa), which is still pending resolution. As of the date of these financial statements, there are no elements to determine if the outcome would be adverse to the Company’s interests. As of September 30, 2026, this contingency amounted to Ps.602 million.

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On July 29, 2019, the tax authority initiated a Foreign Trade Audit of one of the Company’s indirect subsidiaries (CM Equipos y Soporte, S.A. de C.V.), with the purpose of verifying the correct payment of the contributions and levies on the importation of the merchandise, as well as compliance with non-customs regulations and restrictions applicable to 32 foreign trade operations carried out during fiscal year 2016. On July 10, 2020, the tax authority released the observations determined as a result of the aforementioned review, which could lead to a determination of non-compliance with the payment of the referred contributions. On August 21, 2020, through several documents submitted to the authorities, the Company’s subsidiary asserted arguments and offered evidence to challenge the facts and omissions included in the tax authority’s most recent partial record. On May 28, 2021, the subsidiary was notified of the outcome of the audit, in which a tax liability was determined for an amount of Ps.256.3 million  for a fine consisting of 70% of the commercial value of the merchandise subject to review, due to the alleged failure to comply with the Normas Oficiales Mexicanas, or Official Mexican Standards (NOM-019- SCFI-1998, NOM-EM-015-SCFI-2015 and NOM-024-SCFI-2013), as well as on the amount of the commercial value of the merchandise due to the material impossibility of the merchandise becoming property of the Federal Treasury. On July 12, 2021, an administrative proceeding (recurso de revocación) was filed before the Legal department of the Tax Authority, which is in the process of being resolved. As of the date of these financial statements, there are no elements to determine if the outcome would be adverse to the Company’s interests. As of September 30, 2026, this contingency amounted to Ps.529 million.

On March 29, 2022, the tax authority initiated a tax audit of a subsidiary of the Company (Cablemás Telecomunicaciones, S.A. de C.V.). The purpose of the tax audit was to verify compliance with tax provisions for the period from January 1 to December 31, 2016, regarding income tax as a direct subject. On March 23, 2023, the authority informed the relevant entity of the facts and omissions detected during the development of the verification process that could entail a default on the payment of the tax. On April 25, 2023, through several documents submitted to the authorities, the Company’s subsidiary asserted arguments and offered evidence to undermine the facts and omissions included in the tax authority’s report. On August 23, 2024, the referred subsidiary was notified of the outcome of the audit, determining a tax credit in the amount of Ps.214.3 million. On October 8, 2024, an administrative proceeding (recurso de revocación) was filed before the Legal department of the Tax Authority, which is in process of being resolved. As of the date of these financial statements, there are no elements to determine if the outcome would be adverse to the Company’s interests. As of September 30, 2026, this contingency amounted to Ps.315 million.

The contingencies discussed in the previous paragraphs did not require the recognition of a provision as of September 30, 2026.

As the Company previously announced on August 30, 2024, a U.S. Department of Justice investigation of FIFA-related activity may have a material impact on the Company’s consolidated financial condition or results of operations. The Company cannot predict the outcome of the investigation or whether it will in fact have a material impact. The Company is cooperating with the investigation.

There are several legal actions and claims pending against the Group, which are filed in the ordinary course of business. In the opinion of the Company’s management, none of these actions and claims is expected now to have a material adverse effect on the Group’s financial statements as a whole; however, the Company’s management is unable to predict the outcome of any of these legal actions and claims.

21.   Event after the Reporting Period

On October 13, 2026, the Company announced that a consortium owned 50% by each of the Company and Fintech Holdings Inc. (“Fintech” and, together with the Company, the “Consortium”) has reached an agreement with AT&T Inc. (“AT&T”) to acquire AT&T’s wireless telecommunications business in Mexico (“AT&T Mexico”) for a purchase price of U.S.$2 billion, subject to certain adjustments. The Consortium expects to finance the acquisition through a combination of cash on hand and non-recourse secured debt financing. The Company anticipates accounting for this acquisition as an investment in a joint venture by using the equity method, based on applicable IFRS Accounting Standards. The transaction is subject to customary closing conditions, including receipt of regulatory approvals, and is expected to close in the first quarter of 2027. By the closing date of this transaction, the Company expects to make a cash contribution for an estimated amount of U.S.$400.0 million in connection with the acquisition of a 50% interest in AT&T México.
- - - - - - - - -

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Description of significant events and transactions

See Note 3 Disclosure of the interim financial reporting.

Dividends paid, ordinary shares:	0
Dividends paid, other shares:	0
Dividends paid, ordinary shares per share:	0
Dividends paid, other shares per share:	0

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Footnotes

[1] ↑
Current assets – Other current financial assets: As of September 30, 2026 and December 31, 2025, includes investments in financial instruments with a maturity of over three months and up to one year at the date of acquisition for Ps.11,345,158 and Ps.11,397,798, respectively.
[2] ↑
Current assets – Other current non-financial assets: As of September 30, 2026 and December 31, 2025, includes transmission rights and programming for Ps.626,722 and Ps.877,745, respectively.
[3] ↑
Non-current assets – Other non-current non-financial assets: As of September 30, 2026 and December 31, 2025, includes transmission rights and programming for Ps.74,234 and Ps.74,234, respectively.
[4] ↑
Total basic earnings (loss) per share: This information is related to earnings per CPO. The CPO are the securities traded in the Mexican Stock Exchange.
[5] ↑
Total diluted earnings (loss) per share: This information is related to earnings per diluted CPO. The CPO are the securities traded in the Mexican Stock Exchange.
[6] ↑
Breakdown of credits:
The Notes due in 2027 were contracted at a fixed rate.
The "Senior Notes" due in 2032, 2037, 2040, 2043, 2045, 2046 and 2049 were contracted at a fixed rate.

The exchange rates for the credits denominated in foreign currency were as follows:
Ps.18.0770 pesos per US dollar

Bank loans and senior notes are presented net of unamortized finance costs in the aggregate amount of Ps.1,136,337

For more information on debt, see Note 9 Notes to the Unaudited Condensed Consolidated Financial Statements.
[7] ↑
Monetary foreign currency position:
The exchange rates used for translation were as follows:
• Ps.18.077 pesos per US dollar
• Ps.20.4796 pesos per Euro
• Ps.21.6298 pesos per Swiss franc
Long-term liabilities include debt in the amount of U.S.$2,391,336 thousand, which has been designated as hedging instrument of foreign currency investments.

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MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                                             QUARTER:   03                               YEAR:   2026
GRUPO TELEVISA, S.A.B.

DECLARATION OF THE REGISTRANT´S OFFICERS, RESPONSIBLE FOR THE INFORMATION.

WE HEREBY DECLARE THAT, TO THE EXTENT OF OUR FUNCTIONS, WE PREPARED THE INFORMATION RELATED TO THE REGISTRANT CONTAINED IN THIS REPORT FOR THE THIRD QUARTER OF 2026, AND BASED ON OUR KNOWLEDGE, THIS INFORMATION FAIRLY PRESENTS THE REGISTRANT´S CONDITION. WE ALSO DECLARE THAT WE ARE NOT AWARE OF ANY RELEVANT INFORMATION THAT HAS BEEN OMITTED OR UNTRUE IN THIS QUARTERLY REPORT, OR INFORMATION CONTAINED IN SUCH REPORT THAT MAY BE MISLEADING TO INVESTORS.

/s/ ALFONSO DE ANGOITIA NORIEGA	/s/ BERNARDO GÓMEZ MARTÍNEZ
ALFONSO DE ANGOITIA NORIEGA	BERNARDO GÓMEZ MARTÍNEZ
CO-CHIEF EXECUTIVE OFFICER	CO-CHIEF EXECUTIVE OFFICER

/s/ CARLOS PHILLIPS MARGAIN	/s/ LUIS ALEJANDRO BUSTOS OLIVARES
CARLOS PHILLIPS MARGAIN	LUIS ALEJANDRO BUSTOS OLIVARES
CORPORATE VICE PRESIDENT OF FINANCE	LEGAL VICE PRESIDENT AND GENERAL COUNSEL

MEXICO CITY, OCTOBER 29, 2026

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Date: November 5, 2026	By:	/s/ Luis Alejandro Bustos Olivares
	Name:	Luis Alejandro Bustos Olivares
	Title:	Legal Vice President and General Counsel